PART II – OFFERING CIRCULAR

CMX GOLD & SILVER CORP.

CORPORATE OFFICE:

31 Stranraer Place SW

Calgary, Alberta, Canada T3H 1H5

(403) 457-2697 Website: www.cmxgoldandsilver.com

Best Efforts Offering of Units

Each Unit Comprised of One Common Share and One Common Share Purchase Warrant

Offering Price: $0.08 per Unit

Offering: 6,000,000 Units for $480,000

The proposed offering (the "Offering") will begin as soon as practicable after this Offering Circular has been qualified by the United States Securities and Exchange Commission ("SEC"). The Units are to be offered on a "best efforts" basis. Each Warrant is exercisable for two years from the date the Offering closes and entitles the holder to purchase One Common Share at a price of $0.16 per share. The Offering will close upon the earlier of (1) the sale of 6,000,000 Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company (the "Offering Period"). The Company is planning a First Closing 60 days after this Offering Circular has been qualified by the SEC. There is no minimum offering amount and funds raised may not be sufficient to complete the objectives of the Company set forth in this Offering Circular. If any prospective Investor's subscription is rejected, all funds received from such Investor will be returned without interest or deduction.

OFFERING CIRCULAR DATED OCTOBER 21, 2015

THERE IS NO PUBLIC MARKET FOR THE SECURITIES IN THE U.S. THE COMMON SHARES OF THE COMPANY ARE LISTED ON THE CANADIAN SECURITIES EXCHANGE ("CSE") IN TORONTO, CANADA

Investing in the Units involves risks. PLEASE REFER TO "RISK FACTORS" ON PAGE 5.

The United States Securities and Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered are exempt from registration.

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted before the offering statement filed with the Commission is qualified. This Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor may there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful before registration or qualification under the laws of any such state. We may elect to satisfy our obligation to deliver a Final Offering Circular by sending you a notice within two business days after the completion of our sale to you that contains the URL where the Final Offering Circular or the offering statement in which such Final Offering Circular was filed may be obtained.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

THE COMPANY IS FOLLOWING THE "OFFERING CIRCULAR" FORMAT OF DISCLOSURE UNDER REGULATION A

UNITS OFFERED	PRICE TO PUBLIC	COMMISSIONS/FEES(1)	PROCEEDS TO COMPANY
Per Unit	0.08	$0	$0.08
Total 6,000,000 Units	$480,000	$0	$480,000

Note: (1) The Units are being offered on a "best efforts" basis and the Company does not anticipate paying fees or commissions.

TABLE OF CONTENTS:

Currency:

All references to dollars in this Offering Circular are to United States dollars, unless otherwise noted by "CAD" and except for the financial statements and related disclosure in Management's Discussion and Analysis, which are in Canadian Dollars. Information presented in United States dollars when based on Canadian dollars has been calculated using an exchange rate of one Canadian dollar is equivalent to $0.76 of a United States dollar.

Item 3.   Summary and Risk Factors

Offering Circular Summary

Tier 2 Offering under Regulation A+

This is a Regulation A+ Tier 2 offering where the securities will not be listed on a registered national securities exchange in the United States on qualification. However, the Common Shares of the Company are listed on the Canadian Securities Exchange in Toronto, Canada under the trading symbol "CXC".

CMX

CMX Gold & Silver Corp. was incorporated in the Province of Alberta, Canada in 1986 and is designated as a "reporting issuer" pursuant to the Alberta Securities Act and Regulations. The Company is a junior mining company with a silver-lead-zinc property in Idaho, U.S.A. As at the date of this Offering Circular, CMX has 32,653,224 Common Shares outstanding.

The Company's only subsidiary, CMX Gold & Silver (USA) Corp., is wholly-owned and was incorporated on October 11, 2011 pursuant to the laws of the State of Idaho.

Since reactivation of the Company in 2009, its activities have been funded entirely by advances from management and shareholders, and through private placements in Canada of Common Shares or units comprised of Common Shares and Common Share purchase warrants. It is possible that the Company will not succeed in its financings and there is no assurance that alternative funding will be available. Should adequate funding not be available, management of the Company will have to make decisions as to how the Company can carry on with its business plans.

The Company currently does not have funds to complete its Short Term Objectives. To implement and complete the steps outlined in "Short Term Objectives" on page 12 of this Offering Circular, the Company will need to be successful in its fundraising efforts under this Offering Circular. Development of the Clayton Silver Mine will require further funding. The Company requires additional sources of funding to continue the exploration activities described in **ITEM 8 – Description of Clayton Property** on page 12 of this Offering Circular and the long term plan to reactivate the Clayton Silver Mine, which may come from private placements, public offerings or joint venture arrangements.

Clayton Property

The Company purchased a 100% interest in the Clayton Property on December 13, 2010. In 2013, the Clayton Property was transferred to the Company's wholly-owned subsidiary. The Clayton Silver Mine was discovered in the late 1800's and historically was one of the most active underground mines in the Bayhorse Mining District in central Idaho for lead, zinc, copper and silver. Located approximately 30 km south-southwest of Challis in Custer County, southeast Idaho, the 276 ha (684 acre) property consists of 29 patented mining claims and two patented mills sites, comprising approximately 228 ha (565 acres). The patented claims include surface ownership rights. An additional six unpatented mining claims, comprising 48 ha (119 acres), are adjacent to, and contiguous with, the Clayton Property to the south.

The former Clayton Silver Mine had total production of 218,692 kg silver (7,031,110 oz), 39,358,903 kg lead (86,771,527 lbs), 12,778,700 kg zinc (28,172,211 lbs), and 754,858 kg copper (1,664,177 lbs), with 67 kg (2,154 oz) gold from an estimated 2,145,652 tonnes of ore mined between 1934 and 1985. Mineralization was originally discovered in 1877, with the mine operating almost continuously over 50 years until its closure in 1986 due to low metal prices.

The Clayton Exploration Project is located in south-central Idaho near Clayton within the Bayhorse Mining District, Custer County, Idaho. The area is readily accessible from U.S. Highway 75, approximately two miles north of the town of Clayton along Kinnikinic Creek.

Historical data:

- Clayton Mine developed on 8 levels to 1100 ft depth
- 6,000 m (19,690 ft) of underground development
- Two major ore bodies developed: "South" & "North"
- Mine records indicate 227,000 tonnes of North Ore Body not mined before closure
- Additional tonnage down to 1530 ft level not mined
- Interpretation indicates potential below and east and west of existing workings on South Ore Body

Previous drill holes suggest upside potential:

- Confirms North Ore Body mineralization below 1100 ft depth of old mine workings to at least 1500 ft depth
- In 1960's drill hole 1501-A intersected 22 ft of mineralization at 1425 ft level with grades of: silver 4 oz/ton (125 gms/t), lead 5.75%, zinc 5.37%

2014 Mine Dump Sampling Program

In August 2014, representatives of the Company collected a total of 95 samples from 19 locations, including 16 locations on the Waste Dump situated immediately adjacent to the old mine workings and extending to the south. An additional three locations were sampled on the Tailings Pile south of the mine. An aggregate of over 3,000 kilograms of sample material was collected. Sample locations were selected to ensure representative samples. Company representatives were on site during sampling to ensure random sample selection. A tracked backhoe was used to trench to a maximum depth of approximately 12 feet and five representative samples, each weighing roughly 33 kg, were taken at 2-3 foot intervals for each location.

The Waste Dump material was never milled as it was considered uneconomic when processed 50 to 70 years ago. However, with present-day higher metal prices and utilizing more efficient processing and recovery techniques, the Company anticipates that this material has potential value. The Waste Dump is estimated to contain several hundred thousand tonnes of metal-bearing material readily available for immediate processing. Upon completion of a second phase sampling program and conditional on satisfactory results, the Company intends to proceed with a preliminary economic assessment (PEA) which, if positive, is expected to support refurbishing and modernizing the mill on the Clayton Property as the first phase of reactivating the mine. The statistical averages of the results for the 16 locations of the 2014 Dump Sampling Program are as follows:

- Gold – 0.80 gms/t
- Silver – 24.31 gms/t
- Manganese – 0.60%
- Lead – 0.44%
- Zinc – 0.27%

Management, Directors and Key Personnel

The management and directors of the Company have extensive experience in the resource sector, with considerable involvement in public companies. Jan Alston, President and CEO, has been involved in public junior natural resource companies for over 30 years. He led the management team as President, Chief Executive Officer, director and co-founder of Purcell Energy Ltd., an oil and gas exploration and production company listed on the Toronto Stock Exchange. After sixteen years, Purcell in 2005 sold two-thirds of its oil and gas assets for more than $150 million and spun out Tenergy Ltd. From November 2005 Mr. Alston was Chief Executive Officer and director of Tenergy Ltd., a Toronto Stock Exchange-listed natural gas exploration and production company, until its sale in March 2006 for $92 million. Mr. Alston has also been involved in several junior mining companies as a director. Randal Squires, the CFO, has involvement in the junior mining business and was CFO of a public junior mining exploration company listed on the TSX Venture Exchange in Toronto, Canada. Mr. Squires is President of a commercial construction company in California. During his 21 year tenure he has held positions including Controller and Vice President of Business Development and Strategy. James O'Sullivan, the Corporate Secretary, is a senior associate lawyer in the Calgary, Alberta office of the international law firm of Norton Rose Fulbright (Canada) LLP. His current practice focuses on providing corporate and commercial advice to junior issuers, including start-up and growth companies active in the energy, mining, healthcare and technology markets.

The directors of the Company have significant resource business experience, including in the oil and gas industry both in the upstream exploration and production sector, as well as the services business. This experience includes public and private companies. Bruce Murray has over 30 years of extensive experience in the oil and gas industry in the areas of exploration and production negotiations, acquisitions, gas marketing, general oil and gas operations and management. From 1980 to 1987, Mr. Murray was employed by BP Resources Canada (now Talisman Energy). He was a co-founder, director and Chief Operating Officer of Purcell Energy Ltd. and was responsible for managing the exploration and production operations of the company. Mr. Murray also acted as a director of a public junior mining company. John Niedermaier is a professional engineer and member of the Association of Professional Engineers and Geoscientists of Alberta. Mr. Niedermaier has 49 years of experience in the oil and gas drilling and service industry during which time he founded and was President of Badger Drilling Ltd., Derrick Drilling Ltd. and Petro Well Services Ltd. In the early 1980s he was one of the founders of the Canadian Association of Drilling Engineers (CADE). Mr. Niedermaier also served on the board of the Canadian Association of Oilwell Drilling Contractors and was President in 1986. David Clements is a petroleum geologist with over 40 years of experience in the oil industry. His early experience included Exploration and Operations with Husky Oil, Algas Minerals (Novalta), Geocrude and in the early 1980's he was the Vice-President, Exploration and Land for Canadian Jorex Limited until its sale in 1996.

Richard Walker is the Company's consulting geologist. With over 25 years of practical field experience working with organizations of all sizes from junior to major mining companies, both private and public in Canada, the United States and South America, Mr. Walker's primary role has been management of exploration programs for precious metals (with an emphasis on silver) and base metals. His background includes experience with a variety of deposit types including porphyries, sedimentary exhalative (SEDEX), volcanogenic massive sulphides (VMS), low tonnage / high grade polymetallic vein and manto mineralization, industrial minerals, gold, silver, base metals, rare to strategic metals and diamonds. Glen Alston provides consulting services to the Company. He has over 25 years of experience in executive and management roles with public junior mining exploration companies. Mr. Alston has been a senior officer and director of several junior companies and he has extensive experience in facilitating exploration projects for precious metals, diamonds and base metals. Robert Corrigan is the Company's Clayton Mine Project consultant. He has a career spanning several decades with extensive experience in management and organization of heavy industry development, steel fabrication and erection, machine fabrication, industrial and municipal waste stream processing, power generation facilities, and mining property development and operation.

Long Term Objectives

The Company's long term objectives are to refurbish the existing old mill on the Clayton Property into a modern and efficient custom mill, and reactivate the Clayton Silver Mine. The mine operated for several decades until operations ceased in 1986 as a result of low silver and metals prices. Depending on the availability of capital, other long term objectives of the Company include carrying out new drilling as described in this Offering Circular, either in conjunction with or subsequent to refurbishing the custom mill and prior to reactivating the mine.

Short Term Objectives

The Company's short term objectives are to carry out preliminary work on the Clayton Property which will advance planning of various evaluation activities on the project. Please refer to **"ITEM 6 – USE OF PROCEEDS TO THE ISSUER"** on page 9 of this Offering Circular. In order to accomplish this, the Company intends to:

1) complete the evaluation of an extensive sampling program of the large historical dump containing materials that were not processed through the mill to confirm there are economically recoverable metals in the dump, and possibly also in the tailings pile;

2) prepare a planning report to determine the best approach and estimated costs to refurbish the old mill on the Clayton Property and reactivate the Clayton silver mine after de-watering the existing mine workings;

3) commence preliminary site preparation work on the Clayton Property; and

4) subject to confirmation of economic viability of the historical dump material, commence preliminary work for refurbishing the old mill to process material from the dump on the Clayton Property mine site, with the long term objective of completing a modern and efficient custom mill.

Risk Factors

Summary of Risk Factors

An investment in the Units involves various risks. These include risks that are widespread and associated with any form of business and specific risks associated with the Company's business and its involvement in the junior mining industry generally. Prospective investors should carefully consider the following risk factors, in addition to the other information presented in this Offering Circular, before making an investment decision. An investment in the Units is suitable only for investors who understand the risk factors associated with this type of investment and who can afford a loss of all or part of the investment. You should carefully consider the matters discussed beginning on page 6 of this Offering Circular before you decide whether to invest in the Units. Some of the risks include the following:

- Company's limited history: The Company is in the early stage of development and must be considered a start-up. As such, the Company is subject to many risks common to such enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and the lack of revenues.

- Company's negative operating cash flow: The Company currently has no revenues from its operations and may use the proceeds of the Offering to fund any negative operating cash flow.

- Risks associated with exploration and mining operations: The business of exploring resource properties involves a high degree of risk and, therefore, there is no assurance that current exploration programs will result in profitable operations. The exploration for and development of mineral deposits involves significant risks that even a combination of careful evaluation, experience and knowledge may not eliminate. The Company does not currently operate a mine on the Clayton Property. There is no certainty that the expenditures made by the Company towards the search for and evaluation of mineral deposits will result in discoveries that are commercially viable.

- Future financing requirements: The Company will need additional financing to continue in business and to implement the Phases 1a, 1b and Phase 2 exploration programs set out at page 21 of this Offering Circular and there can be no assurance that such financing will be available or, if available, will be on reasonable terms.

- Fluctuations of metal prices: The development and success of the Clayton Property will be primarily dependent on the future price of precious and base metals. Precious and base metal prices are subject to significant fluctuation and are affected by a number of factors which are beyond CMX's control.

- Environmental regulations: All phases of the Company's operations are subject to environmental regulation. Environmental legislation is becoming stricter, with increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that environmental regulation will not adversely affect the Company's operations.

- Dependence on one property: The Clayton Property is the Company's sole property. Any material adverse development affecting the progress of this property will have a material adverse effect on the Company's financial performance and results of operations.

- Title to properties: Although to the best of the Company's knowledge, legal title to the Clayton Property is clear, unencumbered and in good standing, this should not be construed as a guarantee of title

- Governmental and regulatory requirements: Government approvals and permits are currently, and may in the future be, required in connection with the Company's operations. Where required, obtaining necessary permits and licenses can be a complex, time consuming process and the Company cannot assure that required permits will be obtainable on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining necessary permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Company from proceeding with the development of an exploration project or the operation or further development of a mine.

- Limited public trading market: The Company's Common Shares are currently not listed on a public market in the United States. The Common Shares are listed for trading on the Canadian Securities Exchange in Toronto, Canada, but there is no assurance that such listing will provide a liquid market for the Common Shares.

- Dividends: Payment of any future dividends will be at the discretion of the Board of Directors after taking into account many factors, including the Company's operating results, financial condition and current and anticipated cash needs.

- Conflicts of interest: Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development.

The Company's Limited History

The Company is in the early stage of development and must be considered a start-up. As such, the Company is subject to many risks common to such enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and the lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders' investment and the likelihood of success must be considered in light of its early stage of operations. The Company has limited financial resources, has not earned any revenue since commencing operations, has no source of operating cash flow and there is no assurance that additional funding will be available to it for further exploration and development of the Company's properties or to fulfill its obligations under any applicable agreements. There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the Company's sole property.

Negative Operating Cash Flow

The Company currently has no revenues from its operations and may use the proceeds of the Offering to fund any negative operating cash flow.

Going Concern Risk

The business of exploring resource properties involves a high degree of risk and, therefore, there is no assurance that current exploration programs will result in profitable operations. The Company has not determined whether the Clayton Property contains economically recoverable reserves of ore and currently has not earned any revenue from either property and, therefore, does not generate cash flow from its operations. The Company currently does not have the necessary financing in place to support continuing losses and these matters raise significant doubt about its ability to continue as a going concern. Investors should not invest any funds in the Offering unless they can afford to lose their entire investment.

Exploration and Mining Operations Risks

The exploration for and development of mineral deposits involves significant risks that even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenditures may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to land tenure, prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

The Company does not currently operate a mine on the Clayton Property. There is no certainty that the expenditures made by the Company towards the search for and evaluation of mineral deposits will result in discoveries that are commercially viable. In addition, assuming discovery of a commercial ore-body, depending on the type of mining operation involved, several years can elapse from the initial phase of drilling until commercial operations are commenced. Most of the above factors are beyond the Company's control.

Mining operations generally involve a high degree of risk. Such operations are subject to all the hazards and risks normally encountered in the exploration for, and development and production of, gold, silver and other precious or base metals, including unusual and unexpected geologic formations, wall failure, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability.

Metal Prices

The development and success of the Clayton Property will be primarily dependent on the future price of precious and base metals. Precious and base metal prices are subject to significant fluctuation and are affected by a number of factors which are beyond the Company's control. Such factors include, but are not limited to, interest rates, exchange rates, inflation, deflation, fluctuation in the value of the U.S. dollar and foreign currencies, global and regional supply and demand and the political and economic conditions of major metal-producing countries throughout the world. The price of precious and base metals has fluctuated widely in recent years and future serious price declines could cause continued development of and commercial production from the Company's mineral interests to be impracticable. Depending on the price of precious metals, projected cash flow from planned mining operations may not be sufficient and the Company could be forced to discontinue development and may lose its interest in, or may be forced to sell, the Clayton Properties.

Future Financing Requirements

The Company will need additional financing to continue in business and to implement the Phases 1a and 1b and Phase 2 exploration programs set out in **ITEM 7 – DESCRIPTION OF BUSINESS** on page 10 of this Offering Circular and there can be no assurance that such financing will be available or, if available, will be on reasonable terms. If financing is obtained by issuing Common Shares from treasury, control of the Company may change and investors under the Offering may suffer additional dilution. To the extent financing is not available, lease expiry dates, work commitments, rental payments and option payments, if any, may not be satisfied and could result in a loss of property ownership or earning opportunities by the Company.

Key-Man and Liability Insurance, Uninsurable Risks

The success of the Company will be largely dependent upon the performance of its key officers. The Company has not purchased any "key-man" insurance with respect to any of its directors or officers, and has no current plans to do so.

Although the Company may obtain liability insurance in an amount which management considers adequate, the nature of the risks for mining companies is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable, or the Company might not elect to insure itself against such liabilities due to high premium costs or other reasons. Should such liabilities occur, the Company could incur significant costs that could have a material adverse effect on its financial position.

Environmental Regulations

All phases of the Company's operations are subject to environmental regulation. Environmental legislation is becoming stricter, with increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that environmental regulation will not adversely affect the Company's operations. Environmental hazards may exist on a property in which the Company holds an interest which are unknown to the Company at present which have been caused by previous or existing owners or operators of the property.

Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent.

Dependence on One Property

The Clayton Property is the Company's sole property. Any material adverse development affecting the progress of this property will have a material adverse effect on the Company's financial performance and results of operations.

Title

No assurances can be given that title defects to the Clayton Property and claims affecting the Company's interest do not exist. The Clayton Property and patented mining claims may be subject to prior unregistered agreements or interests and the Company's rights may be affected by undetected defects. If title defects do exist, it is possible that the Company may lose all or a portion of interest in and to the properties to which the title defect relates. Title to mineral interests in some jurisdictions is often not susceptible of determination without incurring substantial expense.

There is no guarantee that title to the Company's Clayton Property will not be challenged or impugned. To the best of the Company's knowledge, legal title to the Clayton Property is clear, unencumbered and in good standing.

Governmental and Regulatory Requirements

Government approvals and permits are currently, and may in the future be, required in connection with the Company's operations. Where required, obtaining necessary permits and licenses can be a complex, time consuming process and the Company cannot assure that required permits will be obtainable on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining necessary permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Company from proceeding with the development of an exploration project or the operation or further development of a mine. Any failure to comply with applicable laws and regulations or permits, even if inadvertent, could result in interruption or closure of exploration, development or mining operations or material fines, penalties or other liabilities. To the extent approvals are required and not obtained, the Company may be restricted or prohibited from proceeding with planned exploration or development activities. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may be liable for civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permitting requirements, or more stringent application of existing laws, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reductions in levels of production at producing properties or require abandonment or delays in development of properties.

Costs of Land Reclamation

It is difficult to determine the exact amounts which will be required to complete all land reclamation activities in connection with the Clayton Property. Reclamation bonds and other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation activities over the life of a mine. Accordingly, it may be necessary to revise planned expenditures and operating plans in order to fund reclamation activities. Such costs may have a material adverse impact upon the financial condition and results of operations of the Company.

Market for Securities

The Company's Common Shares are listed for trading on the Canadian Securities exchange in Toronto, Canada. There is no assurance that the listing of the securities of the Company will provide a liquid market for such securities. **See ITEM 14 – SECURITIES BEING OFFERED** on page 41 of this Offering Circular. There can be no assurance that an active public market for the Company's Common Shares will develop or be sustained after completion of the Offering. The price of the Units in this Offering was determined by the Company based upon several factors, and may bear no relationship to the price that will prevail in the public market. The holding of Common Shares and Warrants involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment.

Currency Exchange Rates

Exchange rate fluctuations may adversely affect the Company's financial position and results. Silver is sold throughout the world, primarily in U.S. Dollars. The Company's financial results are reported in Canadian Dollars and costs are currently incurred primarily in Canadian Dollars. The appreciation or depreciation of the Canadian Dollar against the U.S. Dollar could have unexpected consequences to the actual capital and operating costs of the Company's mineral exploration projects and materially adversely affect the results presented in the Company's financial statements. Currency exchange fluctuations may also materially adversely affect the Company's future cash flow from operations, its results of operations, financial condition and prospects.

Competition

The mineral exploration and mining business is competitive in all phases of exploration, development and production. The Company competes with a number of other entities in the search for and the acquisition of productive mineral properties as well as for the recruitment and retention of qualified personnel. As a result of this competition, the majority of which is with companies with greater financial resources than the Company, the Company may be unable to acquire attractive properties in the future on terms it considers acceptable. The Company also competes for financing with other resource companies, many of whom have greater financial resources and/or more advanced properties. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company.

The ability of the Company to acquire properties depends on its success in exploring and developing its present properties and on its ability to select, acquire and bring to production suitable properties or prospects for mineral exploration and development. Increased competition could result in increased costs and reduced profitability which could materially adversely affect the Company's revenues, operations and financial condition.

Dividend Policy

Payment of any future dividends will be at the discretion of the Board of Directors after taking into account many factors, including the Company's operating results, financial condition and current and anticipated cash needs.

Arbitrary Offering Price

The Offering Price of the Units has been determined by the Company. The Offering Price is not an indication of the value of the Units and the underlying securities comprising the Units or that any of the Units and the securities comprising the Units could be sold for an amount equal to the Offering Price or for any amount.

Conflicts of Interest

Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development. To the extent that such other companies may participate in ventures in which the Company may participate there exists the possibility for such directors and officers to be in a position of conflict. Such directors and officers have duties and obligations under the laws of Canada to act honestly and in good faith with a view to the best interests of the Company and its Shareholders. Accordingly, such directors and officers will declare and abstain from voting on any matter in which such director and/or officer may have a conflict of interest.

Factors Beyond the Company's Control

Location of mineral deposits depends upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The exploration and development of mineral properties and the marketability of any minerals contained in such properties will also be affected by numerous factors beyond the control of the Company. These factors include availability of adequate transportation and refining facilities and the imposition of new or amendments to existing taxes and royalties. The effect of these factors cannot be accurately predicted.

ITEM 4.   DILUTION

The price of the Units under the Offering is higher than the average per share value of the Common Shares previously issued. Accordingly, investors who purchase Units in the Offering will incur immediate dilution in the pro forma value of their Units. This means that investors that purchase Units will pay a price per Unit that exceeds the average per share value of the Company's previously issued Common Shares. The Company may from time to time issue additional Units or Common Shares, which may result in dilution of existing shareholders if the Units are sold at a price that is less than the average per share value of the Common Shares previously issued.

Units issued by the Company over the past two years have been sold for a price that is approximately 5% less than the price per Unit sold under this Offering Circular, which is not materially different. In addition, Common Share Purchase Warrants currently outstanding have an average exercise price of approximately $0.13 per share.

ITEM 5.   PLAN OF DISTRIBUTION

No securities are being offered for the account of existing securityholders.

A maximum of 6,000,000 Units are being offered by the Company on a "best efforts" basis. Each Unit is comprised of one Common Share and one Common Share Purchase Warrant exercisable at a price of $0.16 per share for a period of two years from the date or dates of one or more closings of some or all of the Units under the Offering. The Common Shares are a new issue from treasury. The Units are to be offered on a "best efforts" basis. The Offering will close upon the earlier of (1) the sale of 6,000,000 Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company (the "Offering Period"). The Company is planning a First Closing 60 days after this Offering Circular has been qualified by the SEC. If any prospective Investor's subscription is rejected, all funds received from such Investor will be returned without interest or deduction.

This Offering is made only pursuant to this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Units. Subject to limitations imposed by applicable securities laws, other materials may be prepared for marketing purposes. The Company will utilize one or more Crowdfunding sites to advertise the Offering to prospective investors. Summary information about the Company and the Offering will be posted on the Crowdfunding sites. Although such materials will not contain information in conflict with the information provided by this Offering Circular and will be prepared with a view to presenting consistent disclosure with respect to the Offering of Units, these materials will not give a complete understanding of this Offering, the Company or the Units and are not to be considered part of this Offering Circular.

ITEM 6.   USE OF PROCEEDS TO ISSUER

Net Proceeds and Available Funds

		6,000,000 Units Offering ($)
A.	Amount to be raised by this Offering	480,000
B.	Fees[1]	0
C.	Estimated offering costs (e.g. legal, accounting)	0
D.	Available Funds: D = A - (B+C)	480,000
E.	Additional Sources of funding[2]	99,560
F.	Working capital deficiency[3]	(126,340)
G.	Total: G = (D+E) – F	453,220

Notes:

(1)   The Company is marketing the Offering on a "best efforts" and does not anticipate paying fees or commissions. Management and directors will not be paid finders' fees for raising funds under the Offering.

(2)   Additional funds will be available from unpaid dividends declared in 2006 payable to lost shareholders, which are included in the Company's working capital deficiency. The Company has been unable to pay dividends aggregating $99,560 to shareholders who could not be located. These unpaid dividends are a current liability of the Company and are included in the estimated working capital deficiency at June 30, 2015. The Company does not anticipate paying these dividends in the next year and, therefore, these funds are available to the Company for Clayton Property expenditures.

(3)   As at June 30, 2015, the Company had a working capital deficiency of $126,340, which includes the unpaid dividends referred to in Note (2) above.

Use of Net Available Funds

The principal purposes for which the net proceeds of the Offering are intended to be used is to conduct further work on the Clayton Property. The following table sets forth the Use of Proceeds items for the Minimum Offering and Maximum Offering.

Description of intended use of available funds listed in order of priority[(1)]	6,000,000 Units Offering ($)
Follow-up Clayton dump sampling program[(2)]	57,000
Clayton Property planning report costs[(3)]	23,000
Clayton Property site preparation[(4)]	57,000
Preliminary work to refurbish mill[(5)]	76,000
Remaining funds (unallocated)[(6)]	240,220
Total: Equal to G in the Funds table above	453,220

Notes:

(1)   See "Short Term Objectives" on page 12 of this Offering Circular.

(2)   The Company plans to conduct a follow-up sampling program on the dump material adjacent to the mill site in November 2015 with complete results from the lab analysis expected in February 2016. The Company intends to collect samples of the dump material from up to 100 locations to confirm the results from the 2014 sampling program and assess economic potential of the dump material and tailings pile.

(3)   The Company plans to engage an engineering consultant to prepare a planning report describing the necessary steps and costs to advance the Clayton Silver Mine, including the capital costs to build a custom mill on the site and de-water the existing mine workings. This report will be used to support future financing initiatives.

(4)   The site preparation costs are preliminary expenditures for some minor site work on the Clayton Property and initial engineering design work. After completion of the planning report, the Company plans to commence preliminary work on site preparation and clean-up in preparation of refurbishing the mill.

(5)   Subject to confirmation of economic viability of the historical dump material, the Company plans to commence preliminary work for refurbishing the old mill to process material from the dump on the Clayton Property mine site, with the long term objective of completing a custom mill.

(6)   In the event the full Offering is not subscribed for, the funds raised will be used to conduct the follow-up Clayton dump sampling program as a first priority. If sufficient funds are raised from investors, the Company anticipates using a portion of the funds to pay monthly consulting fees for the services of the President and CEO. If the full Offering is subscribed for, the remaining funds will be applied to working capital.

Reallocation

The Company intends to spend the available funds as stated above in this Item 6, but reserves the right to change the use of proceeds and will reallocate funds only for sound business reasons.

ITEM 7.   DESCRIPTION OF BUSINESS OF CMX GOLD & SILVER CORP.

CMX Gold & Silver Corp. was incorporated on July 30, 1986 pursuant to the laws of the Province of Alberta. The Company changed its name to CMX Gold & Silver Corp. on February 11, 2011. The Company is designated as a "reporting issuer" pursuant to the Alberta Securities Act and Regulations. On December 12, 2014 the Company's Common Shares were listed on the Canadian Securities Exchange in Toronto, Canada under the trading symbol "CXC". The Company is a junior mining company with a silver-lead-zinc property in the United States of America.

The registered office of CMX is located at 3700, 400 - 3rd Avenue S.W., Calgary, Alberta, T2P 4H2. CMX is a reporting issuer in each of the provinces of British Columbia, Alberta, Saskatchewan and Ontario.

The Company's only subsidiary, CMX Gold & Silver (USA) Corp., is wholly-owned and was incorporated on October 11, 2011 pursuant to the laws of the State of Idaho.

Pursuant to an agreement with Versalles Real Estate Corporation made effective December 17, 2010, the Company acquired 100% ownership of the Clayton Property located in the state of Idaho, for a cost of $500,000. The Company paid $250,000 in cash and issued 2,500,000 Common Shares at a deemed price of $0.10 per Common Share as payment for the Clayton Property on December 13, 2010. In addition, the Company granted to Versalles a production royalty of one percent of any amount received by the Company for any ore or ore concentrates.

Market Conditions for the Junior Mining Industry in North America

After favorable equity markets for junior mining companies from 2009 to 2011, the environment has been challenging over the past four years. Prices for gold, silver, lead, zinc, and other metals had been increasing annually since 2003 until 2011. Since mid-2011, metals commodity prices have fluctuated and trended downwards. Some market observers have suggested it appears that the precious metals markets are putting in a bottom since August 2015.

These observers consider some of the important reasons supporting a view there will be a recovery in commodity prices over the next few years are: 1) reduced capital investment will lead to falling production; 2) expansion of production resulting from the last investment cycle is coming to an end; 3) demand will continue to grow, albeit more slowly in the current global economic environment; 4) physical supply of gold, silver, zinc and other metals relative to demand has been tightening, which is not reflected in futures prices; 5) the effects of central banks' monetary experiments, such as quantitative easing, are yet to play out (i.e. consequences of massive money supply expansion since the 2008 financial crisis); and 6) over-valuation of shares in companies outside the commodity sector will eventually lead to rotation back into very cheap commodity stocks. This has prompted expectations of junior mining participants that in late 2015 and continuing in 2016 the junior mining sector will begin a sustained recovery. Many market followers have observed that valuations of public companies in the junior mining sector are very low, especially compared to the broader North American stock markets.

Employees and Consultants

The Company employs one full time person (President and CEO) and one part time person (CFO). In addition, the Company contracts, on a part time basis, three consultants.

General Development of the Business

After a period of dormancy, CMX was activated in 2009 with the objective of identifying opportunities in mineral exploration and development, culminating in the acquisition of the Clayton Property in December 2010. In 2010 and 2011, several private placements were completed to provide capital for the acquisition and for working capital.

On October 9, 2012, the Company completed a private placement of 750,000 units to an unrelated party at a price of CAD$0.10 per unit for aggregate gross proceeds of CAD$75,000. The units were comprised of one Common Share and one Common Share purchase warrant, with each Common Share purchase warrant entitling the holder to purchase one Common Share for CAD$0.20 per share until October 9, 2014. The subscription price was established by negotiations between the Company and the purchaser taking into consideration the risks assumed by the arm's length purchaser with there being no assurance that the Company would be able to raise sufficient funds to carry out its capital programs on the Clayton Property. On September 30, 2013 the exercise price of these warrants was reduced to CAD$0.10 per share and on September 30, 2014 the expiry date was extended to October 9, 2016.

On October 9, 2012, the Company completed private placements of 1,185,000 units at a price of CAD$0.15 per unit for aggregate gross proceeds of CAD$177,750. The units were comprised of one Common Share and one Common Share purchase warrant, with each Common Share purchase warrant entitling the holder to purchase one Common Share for $0.25 per Common Share until October 9, 2014. An aggregate of CAD$147,250 of the units were purchased by officers and directors of the Company and their associates, which amount was used to pay fees and advances owed to officers and directors. Another CAD$15,000 of the units was purchased by a consultant to the Company, which was used to pay fees in that amount owed to the consultant. On September 30, 2013 the exercise price of these warrants was reduced to CAD$0.20 per share and on September 30, 2014 the expiry date was extended to October 9, 2016.

Effective October 31, 2013, four creditors of the Company agreed to settle amounts owed for legal fees, former auditor fees and agent's fees aggregating CAD$297,595 for 2,975,950 Common Shares issued at a deemed price of CAD$0.10 per Common Share.

January 8, 2014 Offering Memorandum

On April 16, 2014, the Company completed private placements of 3,275,000 units at a price of $0.10 per unit for aggregate gross proceeds of CAD$327,500. The units were comprised of one Common Share and one Common Share purchase warrant, with each Common Share purchase warrant entitling the holder to purchase one Common Share for CAD$0.20 per Common Share until April 16, 2016. An aggregate of CAD$83,500 of the units were purchased by officers and directors of the Company and their associates, which amount was used to pay fees and advances owed to officers and directors. Another CAD$20,000 of the units was purchased by a consultant to the Company, which was used to pay fees and advances in that amount owed to the consultant. On April 16, 2014, the Company issued 55,000 Common Shares in settlement of CAD$5,500 in debt to an unrelated third party vendor.

October 6, 2014 Offering Memorandum

On November 24, 2014, the Company completed a first closing with private placements of 1,100,000 units at a price of CAD$0.10 per unit for aggregate gross proceeds of CAD$110,000. The units were comprised of one Common Share and one Common Share purchase warrant, with each Common Share purchase warrant entitling the holder to purchase one Common Share for CAD$0.20 per Common Share until November 24, 2016. On November 28, 2014, the Company completed a final closing with private placements of 1,000,000 units at a price of CAD$0.10 per unit for aggregate gross proceeds of CAD$100,000. The units were comprised of one Common Share and one Common Share purchase warrant, with each Common Share purchase warrant entitling the holder to purchase one Common Share for CAD$0.20 per Common Share until November 28, 2016. An aggregate of CAD$55,000 of the units were purchased by officers and directors of the Company and their associates, of which CAD$20,000 was used to pay fees and advances owed to officers and directors. On November 24, 2014, the Company issued 300,000 Common Shares in settlement of CAD$30,000 in debt to an unrelated third party consultant.

December 11, 2014 Offering Memorandum

On March 4, 2015, the Company completed a final closing with private placements of 660,000 units at a price of CAD$0.10 per unit for aggregate gross proceeds of CAD$66,000. The units were comprised of one Common Share and one Common Share purchase warrant, with each Common Share purchase warrant entitling the holder to purchase one Common Share for CAD$0.20 per Common Share until March 4, 2017. An aggregate of CAD$16,000 of the units were purchased by an officer and director of the Company and his associate, which was used to pay fees and advances owed to the officer and director.

September 16, 2015 Private Placement

On September 16, 2015, the Company completed a private placement of 500,000 units at a price of CAD$0.10 per unit for aggregate gross proceeds of CAD$50,000. The units were comprised of one Common Share and one Common Share purchase warrant, with each Common Share purchase warrant entitling the holder to purchase one Common Share for CAD$0.20 per Common Share until September 16, 2017. The units were purchased by a private company controlled by the spouse of an officer of the Company, and the proceeds were used to pay management fees owed by the Company for the services of the officer.

Long Term Objectives

The Company's Long Term Objectives are to refurbish the existing old mill on the Clayton Property into a modern and efficient custom mill, and reactivate the Clayton Silver Mine. The mine operated for several decades until operations ceased in 1986 as a result of low silver and metals prices. Depending on the availability of capital, other Long Term Objectives include carrying out new drilling as described in this Offering Circular, either in conjunction with or subsequent to refurbishing the custom mill and prior to reactivating the mine. Historical drilling records indicate that the deposit is open to depth, but there is no certainty that drilling programs will find new resources for the mine. However, the Company's interpretation of historical data indicates potential below and east and west of existing workings. To achieve the long term objective of reactivating operations at the Clayton Silver Mine, CMX will require significant capital, which will require future financing initiatives.

The Company intends to continue to expand its asset base by identifying mining properties with exploration potential in the vicinity of the Clayton Property, or properties anywhere in North America which will benefit from the Company's technical expertise.

Short Term Objectives

The Company's short term objectives are to carry out preliminary work on the Clayton Property which will advance planning of various evaluation activities on the project. In order to accomplish this, the Company intends to:

1) complete the evaluation of an extensive sampling program of the large historical dump containing materials that were not processed through the mill to confirm there are economically recoverable metals in the dump, and possibly also in the tailings pile;

2) prepare a planning report to determine the best approach and estimated costs to refurbish the old mill on the Clayton Property and reactivate the Clayton silver mine after de-watering the existing mine workings;

3) commence preliminary site preparation work on the Clayton Property; and

4) subject to confirmation of economic viability of the historical dump material, commence preliminary work for refurbishing the old mill to process material from the dump on the Clayton Property mine site, with the long term objective of completing a modern and efficient custom mill.

ITEM 8. DESCRIPTION OF CLAYTON PROPERTY

The Clayton Silver Mine was discovered in the late 1800's and historically was one of the most active underground mines in the Bayhorse Mining District in south-central Idaho for lead, zinc, copper and silver. Located approximately 30 km south-southwest of Challis in Custer County, Idaho, the 276 ha (684 acre) property consists of 29 patented mining claims and two patented mills sites, comprising approximately 228 ha (565 acres). An additional six unpatented mining claims, comprising 48 ha (119 acres), are adjacent to, and contiguous with, the Clayton Property to the south. The Company initiated compilation of available historical drilling and mining information for the Clayton Property and the Clayton Silver Mine. Information available in the public domain has been obtained from both the United States and Idaho Geological Surveys. Several sub-surface mine plans have been obtained from private sources, as well as the U.S. Department of the Interior, Office of Surface Mining. These data provide the basis for an initial compilation of the sub-surface workings tied to surface. The underground workings are flooded and inaccessible and, consequently, historical records are the only source of information available.

The former Clayton Silver Mine had total production of 218,692 kg silver (7,031,110 oz), 39,358,903 kg lead (86,771,527 lbs), 12,778,700 kg zinc (28,172,211 lbs), and 754,858 kg copper (1,664,177 lbs), with 67 kg (2,154 oz) gold from an estimated 2,145,652 tonnes of ore mined between 1934 and 1985. Mineralization was originally discovered in 1877, with the mine operating almost continuously over 50 years until its closure in 1986 due to low metal prices. Historical production information is found in a Master's Thesis prepared by B. Hillman written in 1986, but the

Company and the Company's Qualified Person, Richard Walker, M.Sc. (Geology), P.Geo., recognized as a Qualified Person under the Canadian guidelines of National Instrument 43-101, consider this information to be reliable. Most of the information about the Clayton Exploration Project and surrounding areas are given in U.S. terms and units, although metric units are also used at times. For more information on the references used to identify the below tables, please see the Clayton Report.

Clayton Property Description and Location

The Clayton Exploration Project is located approximately 1.5 miles from the town of Clayton in Custer County, in south-central Idaho in parts of Sections 11, 12, 13, 14, 23, 24, and 25, T. 11 N., R. 17 E. The mine is located in Section 13, T. 11 N., R. 17 E, within the U.S.G.S. 7.5 minute Clayton topographic quadrangle map (the "**Clayton Silver Mine**"). The 684 acre Clayton Property is located along Kinnikinic Creek, a tributary to the Salmon River. The Clayton Property encompasses private land as well as patented lode claims within lands under the jurisdiction of the U.S. Bureau of Land Management ("**BLM**").

Main rock types in the immediate vicinity of the Clayton Silver Mine consist of Paleozoic age (Cambrian-Ordovician) sedimentary rocks including the Kinnikinic Quartzite, Ella Dolomite and the Clayton Mine Quartzite. The Ella Dolomite is the host rock for the mineralization at the Clayton Silver Mine and the adjacent Rob Roy property to the north of the Clayton Silver Mine. Rocks of the Cretaceous Idaho batholith are exposed to the west and the youngest rocks that cover the Paleozoic sedimentary rocks and the Idaho batholith are Eocene Challis volcanic rocks which are poorly exposed in the ridges to the west of the mine. The Paleozoic rocks are deformed into a northwest trending asymmetric anticline (the "**Clayton Anticline**"). Ore deposits appear to be restricted to the east flank of this fold and are associated with shear zones that parallel bedding in the Ella Dolomite. Regional thrust faults, high angle normal and reverse longitudinal faults, and transverse strike slip faults have been identified in the region. The latter faults cut the former structures and the anticline.

An outline of the patented claims is shown in Figure 1. Claims are available for surface and drilling exploration to the Company.

Figure 1: Clayton Exploration Project location map with boundary of patented claims and proposed diamond drill holes.



Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Clayton Exploration Project is located in south-central Idaho near Clayton within the Bayhorse Mining District, Custer County, Idaho. The area is readily accessible from U.S. Highway 75, approximately two miles north of the town of Clayton along Kinnikinic Creek. The closest major airports to the Clayton Exploration Project area are in Boise, Idaho (101 miles from the site) and Challis, Idaho (24 miles from the site). The current population of the town of Clayton is 20 according to the sign seen as the town is approached. The nearby town of Challis, Idaho has a population of 909. Custer County has a population of 4,185.

The Clayton Exploration Project area is located in the upper drainage basin of the Salmon River along Kinnikinic Creek, a tributary to the Salmon River in an arid desert and mountainous region. The valley of Kinnikinic Creek near the site is narrow with walls rising more than 1,000 ft. above the creek. The town of Clayton is at 5,471 ft. elevation. The hoist at the mine sits at approximately 6,000 ft. elevation. The Clayton Exploration Project is accessible year-round for surface and exploratory drilling.

At the present time, the underground workings of the mine are flooded with water and the adit is plugged. Little practical infrastructure remains on the surface of the mine with the exception of several old wood frame buildings, the hoist, and a large metal storage shed. Equipment still on site includes the hoist, milling equipment (ball mill, floatation tanks), a generator, and water powered electrical generator. Some of the milling equipment may be operational after refurbishment. Supplies, equipment, and services to carry out exploration and mine development projects are available in Challis and Boise, Idaho.

History

The Clayton Silver Mine, discovered in 1877, and historically one of the most active mines in the Bayhorse Mining District in south-central Idaho, was an underground Pb-Zn-Cu-Ag mine. The town of Bayhorse, located a few miles southwest of Challis, Idaho, is currently a State Park. The Bayhorse Mining District was most active between 1882 and the 1890s. A smelter for the district operated in Clayton from 1880 to 1902 and reopened again in 1912. Renewed activity and productivity in the Bayhorse Mining District occurred between 1920 and 1925. Prospect mining at the Clayton Silver Mine site began in 1927 by the Clark Mining Company, at which time the property consisted of 25 patented and seven unpatented claims and was known as the Camp Bird Group. Mining was sporadic until 1935. The Clayton Silver Mine, one of nearly 50 in the district, was largely operational from 1935 through 1986.

The Clark Mining Company leased and mined the Clayton Property in 1927. The Clayton Silver Mine was operated by the Clayton Mines, Inc. of Wallace, Idaho, under the ownership of the Clayton Mining Company from 1935 to 1986. By the end of 1952, the Clayton Silver Mine had produced 1,944,807 ounces of silver, 33,622,737 pounds of lead, 8,518,631 pounds of zinc, 317,641 pounds of copper, and 704 ounces of gold and reserves were estimated at 108,500 tons.

A new production record for the first quarter of 1983 was reached (16,676 tons of ore). The 6.9 magnitude 1983 Borah Peak earthquake, with an epicenter 25 miles from Clayton, caused water to accumulate in the underground workings (1,100 ft. level) and suspended mining operations. According to a 1983 Annual Report produced by Clayton Silver Mines, Inc., the earthquake did not cause physical damage to the mine or surface facilities. A large-capacity pumping system allowed for continued operations in 1984, however, the mine closed on May 24, 1986, primarily due to low metal prices. In 1984, the mine employed 40 people.

According to the 1983 Clayton Silver Mines, Inc. annual report, the proven mineral reserves, including broken mineralization, as of December 31, 1983, were estimated at approximately 353,000 tons. This year-end mineral reserve estimate included only mineralization developed above the 1,100 ft. level of the Clayton Silver Mine. The company had intended to do further exploration of the main shoot from the 1,100 ft. level. According to company records, the average grade was 3.8 ounces of Ag per ton. Cut-off grade was 1 ounce per ton. It is noted that this 1983 estimate has not been verified by the Company as a current mineral resource or reserve.

In 2001, the EPA and the Idaho office of the BLM (with assistance from the IDEQ and the U.S. Fish and Wildlife Service), completed a time-critical removal action (remediation) to stabilize mine tailings to prevent erosion into Kinnikinic Creek, control infiltration of water into tailings and seepage of water from tailings, and to minimize wind erosion. The purpose of the remediation was to prevent erosion of the 13-acre pile of fine-grained flotation mill tailings and other mine waste by wind and water to protect aquatic life in Kinnikinic Creek and the Salmon River (including bull trout, Chinook salmon, steelhead and cutthroat trout) and to reduce the risk of airborne particulate exposure to humans. The site was not and is not a National Priorities List site and the BLM addressed the site as part of their Abandoned Mine Lands Project.

A recent environmental study of the Clayton Silver Mine site reported that carbonate-hosted deposits like the Clayton Silver Mine are associated with near-neutral waters that contain relatively low concentrations of base metals. Stabilization of the solid mine waste and mill tailings and additional remediation at the site has reduced production of sediment into Kinnikinic Creek and airborne particles that could potentially impact aquatic and terrestrial ecosystems and pose potential human health threats. To the extent known, there are no environmental liabilities to which the Clayton Property is subject. Additional work would be required to determine if there are any historical. A water discharge permit, including mitigation strategies for the endangered fish in the Salmon River would be a normal part of the permitting process.

Starting an exploratory drilling program on private land would require no permitting in the State of Idaho. There are no restrictions on a new owner that would prevent the owner or his contractors to start drilling on the property immediately.

To the extent known, there are no other significant factors and risks that may affect access, title, or the right or ability to perform work on the property. The title has been registered to the Company's wholly-owned subsidiary, CMX Gold & Silver (USA) Corp.

Geological Setting and Mineralization

The Clayton Exploration Project is situated in the Bayhorse Mining District, to the west and southwest of the town of Challis in central Custer County, ID. Some of the mines in this area, including the Clayton Silver Mine, contain mineralized shear zones or as mineralized replacement lenses in Paleozoic calcareous rocks. These Paleozoic units (quartzites, dolomites and slates) were deposited in a shallow sea in a transitional environment. The rocks are overlain by Eocene Challis Volcanics. Young alluvial deposits are also shown. The Clayton Silver Mine is located within the Ordovician Ella Dolomite. Underground workings show an irregular mineralized zone within shaley dolomite sandwiched between two quartzites. The middle Ordovician Kinnikinic quartzite overlies the Ella Dolomite and a Lower Ordovician or older feldspathic quartzite (Clayton Mine Quartzite). There is a disconformity between the Ella Dolomite and the Clayton Mine Quartzite.

In the vicinity of the Clayton Silver Mine, the Paleozoic rocks have been folded into the Clayton Anticline and mineralization is best developed on the eastern flank of the fold. Faults include regional thrust faults, high angle reverse and normal faults, which are parallel to the structural trend of the rocks, and high angle strike-slip faults. The rocks in the Clayton Silver Mine lie below the regional thrust faults, which may have served as a trap for hydrothermal fluids. Longitudinal faults are mineralized. Strike-slip faults cut the existing structures as well as the anticline.

The mineralization in the Clayton deposit, in order of decreasing abundance, includes galena, pyrite, sphalerite, tetrahedrite, chalcopyrite, pyrargyrite, and arsenopyrite. Gangue minerals include siderite, quartz, and calcite. The deposits in the Paleozoic sedimentary terrane are within or closely related to high-angle faults and are mainly replacements along fractures and bedding planes of the calcareous rocks. The minerals occur as disseminations, clots and lenses. The individual mineralized deposits are generally tabular and vary in size but none are larger than a few thousand tons. They also state that the assessment criteria for such deposits are the presence of carbonates, presence of high-angle faults or fractures, an indication of base- or precious-metal mineralization, and the presence of hypabyssal igneous bodies There is only one small gabbroic intrusion in the vicinity of the Clayton Silver Mine; all other criteria are met. There may be a close relationship between Cretaceous and Tertiary intrusions and many of the precious- and base-metal deposits in the Paleozoic rocks in the area. Metals, likely transported by hydrothermal fluids in meteoric convection cells, precipitated from solution in suitable sites. In the Clayton area, these hydrothermal fluids were precipitated in highly fractured zones of the Ella Dolomite and replacement of the host rock by siderite. The source of metals in base and precious metal deposits of central Idaho using lead isotopic data has been investigated. The results of the studies and prior fluid inclusion and stable isotope studies support a genetic model that involves shallow crustal sources for metals and sulfur, mobilized by meteoric water-dominated hydrothermal systems. They further subdivide the deposits in which the metals were derived from an igneous source into Carrietown and non-Carrietown types. The Clayton Silver Mine is characterized as a Carrietown type derived from middle crustal sources.

Deposit Types

Economic minerals mined in the Bayhorse Mining District occur in mineralized shear zones or as replacement lenses in calcareous rocks. The host rocks from most of the mines in the district are the Ramshorn Slate and the Bayhorse Dolomite. Some of the deposits are associated with granitic intrusive rocks. Sulfides, such as galena, sphalerite, pyrite, tetrahedrite and chalcopyrite are found in the deposits. Both the galena and tetrahedrite are argentiferous. Fluorspar deposits have also been exploited in some of the mines.

At the Clayton Silver Mine, Pb-Zn-Cu-Ag mineralization occurs in replacement and open space filling deposits, which show both structural and stratigraphic controls. The tabular mineralized zones are associated with shear zones that are parallel to the bedding of a quartz-rich horizon within the Ella Dolomite. Folding and faulting have altered the original nature of the mineralization. The mineralized shoots are characterized by galena, pyrite, sphalerite, tetrahedrite, chalcopyrite, pyrargyrite, and arsenopyrite, which are developed in a siderite gangue.

During the 50 or so years of operations, several mineralized areas have been developed within the Clayton Silver Mine.

Exploration

The Clayton Silver Mine, in 1935, was a branching tunnel over 1,200 ft. in length. A shaft was sunk to 124 ft. depth. The deposit was worked for an additional 50 or so years and several mineralized areas were developed.

A Defense Minerals Exploration Administration ("**DMEA**") contract in the amount of $130,840 was awarded to the Clayton Silver Mine on July 19, 1957. This funding allowed continued work on the sinking of the main shaft. A winze (No. 2 winze) was completed in 1977 to access two lower levels of the mine (950 ft. and 1,100 ft. levels). By the time of the mine's closure on May 24, 1986, the mine had been developed on eight levels connected by numerous raises and sublevels. Access to the underground workings at the time, were via the 918 ft. vertical shaft which intersects six levels to the deepest at the 800 ft. level and the No. 2 shaft noted above to access deeper levels.

A geologic map of approximately 4,760 ft. (1,450 m.) of underground drift on the north 800 ft., 950 ft. and 1,100 ft. levels. The maps were produced at a scale of 1:240 and included data from nearly 6,150 ft. (1,875 m.) of core from 37 diamond drill holes. The plan view and longitudinal section of the mine are presented in Figures 2 and 3. Figure 5 also illustrates the locations of proposed Phase 1 drill holes and the trace of the topography.

Figure 2: Clayton Silver Mine, plan view of underground workings showing the area.



200 L.
100 L.
300 L
400L
500 L.
800 L
950 L.
1100 L.
N 11°W.
S. 40°W.
Reference line for figure 6
Study area
Number 2 winze
Number 1 shaft
400 feet
120 meters

Figure 3: Clayton Silver Mine, longitudinal section of the underground workings showing stoped areas (dashed lines). The locations of proposed drill locations are also shown.



Elevation
feet
meters
5942.8
1811.4
Lower Mine Road
5500.0
1676.4
5000.0
1524.0
4735.5
1443.4
Number 1 Shaft
DDH-001
Upper Mine Road
DDH-002
Level
100
200
300
400
500
800
950
1100
Number 2 winze
Study area
S. 40°W.
N. 11°W.
Bend in section
400 feet
Clayton Silver Mine, longitudinal section of workings showing stoped areas ---- and study area Planned Drill locations and drill hole fanning

The Clayton shear zone, at depth, separates the mineralization into two zones, called Zones I and II, with seven identified mineralized shoots (Ia, Ib, Ic in Zone I and IIa, IIb, IIc, IId in Zone II). The Clayton shear zone developed post mineralization.

The two zones have similar mineralogy, but differ in terms of their structural orientation. The mineralization in Zone I had been mined continuously to the 1,100 ft. level. Based on drill intersections, it is known to extend at least 427 ft. (130 m.) below the 1,100 ft. level. The strike length of the mined zone averages 410 ft. (125 m.) for all levels and the width is variable due to the nature of replacement. Massive sulfide lenses associated with areas of massive siderite replacement in Zone II (similar to those in Zone I) yielded the highest silver grade.]

Drilling

To date, CMX has not done any drilling on the Clayton Exploration Project. Recommendations are to initiate an exploratory drilling program to elucidate the extent of mineralization below the 1,100 ft. level on the North Ore Body, as well as shallower drilling parallel, below and adjacent to the workings located on the South Ore Body. A review of the historical data is discussed below. See "*Review of Historical Data on the Clayton Mine".*

Historical Drilling Records

Some historical drill records have been located in published dockets, specifically OME docket no. 6324; information collected about mining properties including applications, reports, results, correspondence, maps, etc. Dockets for mining properties in Idaho (for companies that applied for exploration assistance from the Federal Government) are available through the U.S.G.S.

A 1970 report provided to the OME (Spokane) includes a table of drilling operations that took place in 1964 and 1965 to explore a shear zone in the dolomite for silver-bearing mineralization on the 800 ft. level of the Clayton Silver Mine. Drilling began in April of 1964 to the projected 1,500 ft. level. Eleven holes penetrated the mineralized zone below the 800 ft. level at the 1,050 ft., 1,175 ft., 1,300 ft. and 1,400 ft. levels. The mineralized zones penetrated exhibited various widths and silver values. Drilling showed a zone containing approximately 600,000 tons between the 800 ft. and 1,300 ft. levels.

Drill core logs, assays and averages are available in the OME docket no. 6324. Additional drilling was done in the 1980s, although these drill records and assays have not been located.

Sample Preparation, Analyses and Security

Until 2014, no samples had been collected on the Clayton Silver Mine site by the Company, or its contractors. A preliminary sampling program was conducted on the mine dump and tailings material in 2014. See "*2014 Mine Dump Sampling Program*" below. Sampling, analyses, and quality control activities are in compliance with standard industry best practice methods.

Mineral Processing and Metallurgical Testing

Until 2014, no mineral processing or metallurgical testing had been done by the Company or its contractors. Grades calculated from production and smelter records (1934 – 1935) show approximate average grades of 112.13 g/mt Ag, 1.9% Pb, 0.6% Zn, 0.3% Cu and 0.03 ppm Au. Grades calculated for 1982 – 1985 are 98.06 g/mt Ag, 0.90% Pb, 0.18% Zn, 0.04% Cu, and 0.03 ppm Au. Mining of specific mineralized shoots in the Clayton shear zone increased grades for silver and lead to 137.00 g/mt Ag and 1.0% Pb.

Mineral processing and metallurgical testing was carried out by CMX in the sampling program discussed below in "*2014 Mine Dump Sampling Program*".

Mineral Resource Estimates

To date, no mineral resource has been estimated for the Clayton Silver Mine Exploration Project by the Company or its contractors.

Adjacent Properties

The Clayton Exploration Project is surrounded by BLM administered lands. There are three other abandoned mines in the vicinity of the Clayton Silver Mine including: the Powderbox Mine (in the Ella dolomite), the Rob Roy Mine (in the Clayton Mine quartzite and Ella dolomite), and the Red Bird Mine (in the Saturday Mountain Formation, on private property). The Rob Roy mine is located directly north of the Clayton Silver Mine site on private land. The operational Thompson Creek Mine (molybdenum) is located to the northwest of the Clayton Silver Mine. East of the Clayton Property, two other abandoned mines include the Compressor Mine and the Williams, Rohlds and Ernst Mine (in the Ramshorn slate). The following information is not necessarily indicative of the mineralization on the Clayton Exploration Project.

1) Rob Roy Mine

The Rob Roy Mine consists of several underground workings. A previous report by F.W. Christiansen (consulting geologist; date of report unknown) indicates that the veins and replacements along beds exposed in the adit and an inclined shaft range from a few inches to 3 ft. in thickness. Economic minerals include argentiferous galena, sphalerite, tetrahedrite, chalcopyrite and polybasite with siderite and other gangue minerals replaced by pyrite. Some barite and secondary supergene enrichments of cerrusite, anglesite, malachite, azurite, covellite and limonite are also present. The veins are apparently in thin-bedded slates and quartzites (Rob Roy Slate) in the upper plate of the structure known as the Clayton Thrust. The existence of the more favorable Ella Dolomite in the lower plate was confirmed by subsequent drilling at the Rob Roy Mine. This drill hole (to a depth of 2,263 ft.) encountered widespread mineralization (similar to the mineralization on the Clayton Property) in the Kinnikinic Quartzite, Ella Dolomite and Clayton Mine Quartzite.

2) The Redbird Mine

The Redbird Mine is located approximately 28 miles northeast of Stanley, Idaho, 7 miles northwest of Clayton, Idaho and 4 miles north of State Highway 75 and the Salmon River. The property is composed of fifteen patented lode mining claims and three patented mill site claims and encompasses approximately 300 acres. The site and remaining structures are located at an elevation of 5,900 ft. The uppermost workings are located at 7,000 ft.

The Redbird deposit was discovered in 1878 and was extensively worked beginning in 1884. The mine was opened in 1912 by the Idaho Mining & Smelting Company, but they ultimately failed. In 1916 and 1917, the Success Mining Company operated the property. Property lessees worked the mine periodically through 1924 but, again with little success. The Ford Motor Company purchased the Redbird and several nearby properties in 1926 and initiated extensive exploration (diamond drilling, drifting, cross-cutting on the 3rd and 9th levels. American Smelting & Refining operated the mine through World War II and the Monangahela-Mount Washington Company of Helena, Montana leased the property until 1946. The latter recovered 1,500 tons of oxidized mineralization. The Red Bird Mining and Milling Company of Spokane, Washington acquired the property in 1947. By 1948, production had been estimated at approximately 33,000,000 pounds of lead and 1,800,000 ounces of silver. The Bunker Hill Company purchased Redbird in 1957 and operated the mine via lessees until 1995. In the 1980s a shaft was sunk to the 10th level. Silver assays showed 50 ounces or more per ton from mineralization retrieved from the 9th and 10th levels. Redbird Mining Company LLC acquired the property in 1995.

The Redbird is comprised of lead-silver replacement deposits, which are found within shear zones along the contacts between the Ella Dolomite and the overlying South Butte quartzite. Five mineralized zones have been identified. One called the Potato Patch shoot, measuring 60 to 80 ft. long and 20 to 30 ft. wide.

3) Thompson Creek Mine

The location of the Thompson Creek Mine is noted in Figure 16 of the Clayton Report which has been filed on SEDAR at www.sedar.com. The Thompson Creek deposit was discovered in 1968 by Cyprus Mineral Corporation who began construction on the site in 1981. Open pit mining commenced here in 1983, which lasted until 1992 when operations were suspended. Cyprus merged with Amax, Inc. and the property was sold in 1993 to Thompson Creek Metals Company, LLC. Operations resumed in 1994. Blue Pearl Mining Ltd. acquired Thompson Creek Metals Company, LLC in 2006 and Blue Pearl Mining Ltd. changed its name to Thompson Creek Metals Company, Inc. in 2007.

Thompson Creek is a primary molybdenum mine (porphyry molybdenum deposit – Endako-type) with an open pit, mill and tailings facility and is the fourth largest primary molybdenum mine in the world. Conventional open-pit mining methods are used to move up to 100,000 tons of waste rock and ore a day. Drilling beside and below the ore body was done in 2008. Thompson Creek produces 15 to 20 million pounds of molybdenum a year, representing 6% of the world supply.

Other Relevant Data and Information

The EPA time-critical operation was completed in 2001 to stabilize mine tailings to prevent erosion into Kinnikinic Creek, control infiltration of water into tailings and seepage of water from tailings and to minimize wind erosion. This remediation was successful. The final report (EPA, 2002) indicates that actions taken resulted in the mitigation of wind erosion of the tailings pile after covering with an 8-inch layer of angular rock. As a result, the risk of human exposure to elevated concentrations of heavy metals via inhalation was greatly reduced. Furthermore, the action reduced the amount of fine tailings entering Kinnikinic Creek. The threats to human health and the environment have been greatly reduced.

2014 Mine Dump Sampling Program

The primary objective of the 2014 sampling program was to undertake a preliminary evaluation of the economic potential of mine dump material, mainly from the Waste Dump, but also from the Tailings Pile. The Waste Dump material was never milled as it was considered uneconomic when processed 50 to 70 years ago. However, with present-day higher metal prices and utilizing more efficient processing and recovery techniques, CMX anticipates that this material has potential value.

In August 2014, representatives of the Company collected a total of 95 samples from 19 locations, including 16 locations on the Waste Dump situated immediately adjacent to the old mine workings and extending to the south. An additional three locations were sampled on the Tailings Pile south of the mine. An aggregate of over 3,000 kilograms of sample material was collected. Sample locations were selected to ensure representative samples. CMX representatives were on site during sampling to ensure random sample selection. A tracked backhoe was used to trench to a maximum depth of approximately 12 feet and five representative samples, each weighing roughly 33 kg, were taken at 2-3 foot intervals for each location.

The following is a summary of the results from the Waste Dump samples:

Sample location	Au (gm/t)	Ag (gm/t)	Mn (%)	Pb (%)	Zn (%)
11356	1.09	16.00	0.379	0.412	0.121
11357	0.53	13.00	0.200	0.244	0.022
11358	0.24	18.50	0.520	0.179	0.114
11359	0.14	6.00	0.342	0.142	0.071
11360	0.09	12.00	0.463	0.277	0.115
11361	1.99	19.50	0.430	0.240	0.220
11362	1.23	20.50	0.450	0.270	0.300

11363	0.88	13.00	0.160	0.060	0.040
11364	0.40	29.00	0.460	0.290	0.410
11365	0.38	22.50	0.370	0.210	0.250
11366	0.40	11.00	0.237	0.072	0.106
11367	1.14	23.00	0.754	0.444	0.279
11368	0.21	65.00	1.210	1.156	0.253
11369	2.84	37.00	0.455	0.655	1.260
11370	0.36	36.50	1.130	0.791	0.153
11371	0.92	46.50	1.990	1.240	0.610

The following is a summary of the results from the Tailings Pile samples:

Sample location	Au (gm/t)	Ag (gm/t)	Mn (%)	Pb (%)	Zn (%)
11372	0.33	19.50	1.270	0.150	0.310
11373	0.33	25.50	1.440	0.200	0.360
11375	0.17	20.50	1.130	0.150	0.350

The results from analysis of the Waste Dump samples confirm the presence of a suite of metals of potential interest. Panning of material from the Waste Dump has confirmed the presence of free, relatively coarse gold, while analysis of the samples documents the presence of gold in each sample. In particular, assays confirmed gold values up to 2.84 gm/t (Sample 11369) with an average of 0.80 gm/t for the 16 locations comprised of the initial suite of samples.

Historically, manganese (Mn) was not recovered from the Clayton Silver Mine. Given the elevated levels of manganese documented in these preliminary samples, the feasibility of recovering manganese from a modern milling operation at the Clayton Property will be investigated. The Company will be evaluating the potential for recovery of manganese as one component in a proposal for reprocessing waste material on-site. Management is very encouraged by these preliminary results and plans to undertake a more detailed follow-up sampling program in 2015 to assess economic potential. The program is expected to include 75 to 100 additional sample locations from both the Waste Dump and Tailings Pile.

The Waste Dump is estimated to contain several hundred thousand tonnes of metal-bearing material readily available for immediate processing. Upon completion of a second phase sampling program and conditional on satisfactory results, CMX intends to proceed with a preliminary economic assessment (PEA) which, if positive, is expected to support refurbishing and modernizing the mill on the Clayton Property as the first phase of reactivating the mine.

The sampling results were reviewed by Richard Walker, M.Sc. (Geology), P.Geo., recognized as a Qualified Person under the guidelines of Canadian National Instrument 43-101. Samples were assayed by Loring Laboratories (Alberta) Ltd. (ISO9001:2008 Certified) in Calgary, Alberta for gold and silver by Fire Assay with an AA finish. Samples were also analyzed for a 30-element geochemical suite using ICP-MS. Samples returning over-limit values (greater than 1%) for manganese, lead and zinc were re-submitted for multi-acid digestion followed by AA analysis.

Review of Historical Data on the Clayton Mine

The Company initiated compilation of available historical drilling and mining information for the Clayton Property and the Clayton Silver Mine. Technical information disclosed below was prepared by Richard Walker, M.Sc. (Geology), P.Geo., recognized as a Qualified Person under the guidelines of National Instrument 43-101. Readers are cautioned that historical information referenced below is not NI 43-101 compliant, but has been obtained from sources that the Company believes are reliable.

Information available in the public domain has been obtained from both the United States and Idaho Geological Surveys. Several sub-surface mine plans have been obtained from private sources, as well as the U.S. Department of the Interior, Office of Surface Mining. These data provide the basis for an initial compilation of the sub-surface workings tied to surface. The underground workings are flooded and inaccessible and, consequently, historical records are the only source of information available.

The former Clayton Silver Mine was developed on 8 levels to a depth of 1,100 feet (335 m) below surface and is comprised of approximately 6,000 metres (19,690 feet) of underground development. Two major ore bodies were mined: the "South Ore Body" and the "North Ore Body". Both are tabular ore bodies raking northeast to depth.

Production was initiated on the South Ore Body with development extending north, and to depth, on the North Ore Body until 1986 when the mine was closed.

The following information was derived from records for a working mine and is not compliant with the requirements of Canadian National Instrument 43-101. Historical records indicate the "South Ore Body" was mined from the 100 Level to the 800 Level, while the "North Ore Body" was mined from the 100 foot level to the 1100 foot level. Internal mine records from 1966 indicate a resource of 597,075 tonnes between the 800 Level and 1300 Level, having a weighted average grade of 3.83 oz Ag/t. Values for lead and zinc were not disclosed. Underground development on the 800 Level was extended to the "North Ore Body", with subsequent development down to the 1100 Level to access the ore. Records indicate that as of January 1, 1982, there were approximately 458,590 tonnes of ore identified between the 800 and 1100 foot levels. Of this resource, 52,800 tonnes were mined in 1983, 76,110 tonnes in 1984 and 102,258 in 1985, suggesting 227,422 tonnes grading 3.83 oz Ag/t have not been mined. Additional tonnage identified down to the 1530 level was not mined and, therefore, is interpreted to remain available. Significant potential is demonstrated in hole 1501-A, drilled in the mid-1960's, which penetrated the mineralized zone at the 1425 level. At that level, the hole intercepted 22 feet (6.70 m) of 4.07 oz Ag/t, 5.75% lead and 5.37% zinc (note: true width is unknown).

Based on longitudinal sections of the mine, ore shoots comprising the South Ore Body are truncated by underground development and not the limit of mineralization. Furthermore, available maps and plans for the South Ore Body appear to document mining of discrete lenses from each level, rather than a continuous ore body raking northeast to depth similar to the North Ore Body. Taken together, these observations are interpreted to suggest additional mineral potential below the existing workings on multiple levels in association with the South Ore Body.

There are several important observations relevant to evaluating the potential of the former Clayton Silver Mine, which are as follows:

- Primary mineralization is reported to consist of argentiferous galena, sphalerite and silver sulphosalts (reported as "tetrahedrite") in a siderite gangue;
- Mineralization consists of replacement and open space filling ore shoots hosted by a highly fractured, quartz-rich horizon within the Ella Dolomite;
- Post mineralization faulting has dissected and offset mineralization;

With specific reference to the "North Ore Body"

- Seven separate ore shoots were identified, comprising Zone I and Zone II ore;
- Zone I ore was mined from the North Ore Body. Zone II ore was identified above the hanging wall fault controlling Zone I mineralization in 1986 and is, therefore, interpreted to represent additional mineral potential; and
- Mineralization is zoned, the north end comprised of siderite and tetrahedrite grading south into a siderite–galena–sphalerite–tetrahedrite rich zone. The deposit may also be vertically zoned.

Review of the available information has been interpreted by the Company to suggest potential for identification of additional mineralized bodies:

- east and west of the existing underground workings, representing lateral offsets of mineralization mapped in the underground workings and/or mineralization developed in proposed parallel to sub-parallel (en echelon) fault structures;
- to greater depth below both the "South Ore Body" (speculative) and "North Ore Body" (documented); and
- both north and south along strike of the host fault(s).

The data compilation will enable the Company to identify areas of existing and/or potential mineralization as sub-surface drill targets on the Clayton Property. Diamond drilling will be required to confirm the presence of mineralization remaining in the underground workings and to evaluate the potential for identification of additional mineralization prior to de-watering the mine to provide access to the underground workings.

Exploration Budget

As part of the Company's Long Term Objectives (see **Long Term Objectives** on Page 12 of this Offering Circular), its Qualified Person, Richard Walker, has prepared the following drilling program budget. The exploration plan is divided into three phases: Phases 1a, 1b and Phase 2.

Table 2 outlines the proposed program budgets for the Clayton Exploration Project drilling program designed to reach the objectives outlined above.

Table 2 - Proposed Clayton Exploration Project Budget.

Phase 1a

Exploration Office		$/mo			
	Project Manager	$20,000		3	$60,000
				Sub-Total	$60,000

Assumptions

Drilling - avg 50 m / day	30 days	
Core recovery - 1,500 m - 4 m / core box	375 boxes	
Splitting - 10 boxes / day	37.5 days	

Expense Item		Rate	Day / Month	QTY	Amount
	Project Manager	$800.00	Day	40	$32,000
	Geologist	$400.00	Day	40	$16,000
	Geologist - Assistant	$225.00	Day	40	$9,000
Field/travel - Mob / De-Mob (Project Manager, Geologist)		$5,000			$5,000
Accommodations - Project Manager, Geologist, Assistant		$100	Day	114	$11,400
Meals - Project Manager, Geologist, Assistant		$60	Day	114	$6,840
Field vehicles - 2		$100	Day	80	$8,000
Fuel		$800			$800
Environmental audit/permits		$5,000			$5,000
Drill road/site preparation (Hours)		$150		100	$15,000
Drilling Mobilization/ Demobilization		$5,000		2	$10,000
Drilling - NQ size (target footage, $/m)		$100		1500	$150,000
Down hole survey	Tool Rental	$2,000			$2,000
	Surveys - Top, Bottom, every 150 m	$75		12	$900
Accommodations - 2 Drillers, 2 Assistants		$120	Day / pair	70	$8,400
Meals - 2 Drillers, 2 Assistants		$60	Day	140	$8,400
Core Splitter		$100	Month		$100
Sample Bags, Standards, etc.		$500			$500
Geochemical Analysis - ICP and Fire Assay		$50		100	$5,000
Shipping		$500			$500
				Sub-Total	$294,840
				Total	$354,840

Phase 1b

Assumptions		
Drilling - avg 50 m / day	14 days	
Core recovery - 700 m - 4 m / core box	175 boxes	
Splitting - 10 boxes / day	17.5 days	

		Rate	Day / Month	QTY	Amount
Expense Item	**Project Manager**	$800.00	Day	20	$16,000
	Geologist	$400.00	Day	20	$8,000
	Geologist - Assistant	$225.00	Day	20	$4,500
Accommodations - Project Manager, Geologist, Assistant		$100	Day	60	$6,000
Meals - Project Manager, Geologist, Assistant		$60	Day	60	$3,600
Field vehicles - 2		$100	Day	40	$4,000
Fuel		$400			$400
Environmental audit/permits		$5,000			$5,000
Road Maintenance		$150		20	$3,000
Drilling - NQ size (target footage, $/m)		$100		700	$70,000
Down hole survey	Tool Rental	$2,000			$2,000
	Surveys - Top, Bottom, every 150 m	$75		6	$450
Accommodations - 2 Drillers, 2 Assistants		$120	Day / pair	28	$3,360
Meals - 2 Drillers, 2 Assistants		$60	Day	56	$3,360
Core Splitter		$100	Month		$100
Sample Bags, Standards, etc.		$500			$500
Geochemical Analysis - ICP and Fire Assay		$50		50	$2,500
Shipping		$200			$200
				Total	**$132,970**

Phase 2

	Assumptions	
Drilling - avg 50 m / day		**122 days**
Core recovery - 700 m - 4 m / core box		**1525 boxes**
Splitting - 10 boxes / day		**155 days**

		Rate	Day / Month	QTY	Amount
Expense Item	**Project Manager**	$800.00	Day	155	$124,000
	Geologist	$400.00	Day	155	$62,000
	Geologist - Assistant	$225.00	Day	155	$34,875
Accommodations - Project Manager, Geologist, Assistant		$100	Day	155	$15,500
Meals - Project Manager, Geologist, Assistant		$60	Day	155	$9,300
Field vehicles - 2		$100	Day	310	$31,000
Fuel		$1,500			$1,500
Environmental audit/permits		$5,000			$5,000
Road Maintenance		$150		60	$9,000
Drilling - NQ size (target footage, $/m)		$100		6100	$610,000
Down hole survey	Tool Rental	$2,000		3	$6,000
	Surveys - Top, Bottom, every 150 m	$75		45	$3,375
Accommodations - 2 Drillers, 2 Assistants		$120	Day / pair	244	$29,280
Meals - 2 Drillers, 2 Assistants		$60	Day	122	$7,320

Core Splitter	$100	Month	3	$300
Sample Bags, Standards, etc.	$1,000			$1,000
Geochemical Analysis - ICP and Fire Assay	$50		400	$20,000
Shipping	$1,000			$1,000
			Sub-Total	$970,450
			Total all Phases	$1,458,260

ITEM 9.   MANAGEMENT'S DISCUSSION AND ANALYSIS

All references to currency in this Item 9 are in Canadian Dollars (CAD).

MD&A for the Year Ended December 31, 2014

The following discussion is management's analysis of CMX Gold & Silver Corp.'s (the "Company" or "CMX") operating and financial data for the years ended December 31, 2014 and 2013 as well as management's estimates of future operating and financial performance based on information currently available. It should be read in conjunction with the audited consolidated financial statements and notes for the years ended December 31, 2014 and 2013.

This Management's Discussion and Analysis ("MD&A") and the audited consolidated financial statements and comparative information have been prepared in accordance with IFRS.

All financial information in this MD&A is stated in Canadian dollars, the Company's reporting currency, unless otherwise noted. The MD&A was prepared as of April 30, 2015. Additional information relating to CMX can be found at www.sedar.com.

MATERIAL FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking information as contemplated by Canadian securities regulators' Form 51-102F1, also known as forward-looking statements. All estimates and statements that describe the Company's objectives, goals or future plans are forward-looking statements. Readers are cautioned that the forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements. The Company will issue updates where actual results differ materially from any forward looking statement previously disclosed.

RESPONSIBILITY OF MANAGEMENT

The preparation of the financial statements, including the accompanying notes, is the responsibility of management. Management has the responsibility of selecting the accounting policies used in preparing the financial statements. In addition, management's judgment is required in preparing estimates contained in the financial statements.

ABOUT CMX GOLD & SILVER CORP.

CMX is a junior mining company with a silver-lead-zinc property in the United States of America. The Company's main focus is the development of its Clayton property located in Idaho, USA, focusing on the feasibility of reactivating the mine. The Clayton has historically produced silver, lead and zinc with minor gold. The property is held by its wholly-owned subsidiary, CMX Gold & Silver (USA) Corp.

2014 OVERVIEW

The Company's main activities during the period were continuing to work to obtain a listing on a Canadian stock exchange and to organize the requisite funding.

On March 31, 2014, the Company issued 562,460 shares at a price of $0.10 per share in settlement of certain third party professional fees totaling $56,246.

On April 16, 2014, the Company issued 55,000 shares at a price of $0.10 per share in settlement of certain third party debt totaling $5,500.

On April 16, 2014, the Company issued under an offering memorandum 2,540,000 units at a price of $0.10 per share for gross proceeds of $254,000. Each unit consisted of one common share and one share purchase warrant to purchase one common share at $0.20 expiring on April 16, 2016.

On April 16, 2014, the Company issued under an offering memorandum 735,000 units at a price of $0.10 per share in settlement of $73,500 in debt. Each unit consisted of one common share and one share purchase warrant to purchase one common share at $0.20 expiring on April 16, 2016.

During July 2014, the Company commenced a sampling program on the Clayton Property (see "Exploration and Evaluation Assets" below).

On August 7, 2014, the Company received conditional listing approval from the Canadian Securities Exchange (CSE). The listing was conditional on: completion of satisfactory investigative research reports, a minimum financing to provide at least $100,000 of working capital to close prior or concurrent with the CSE listing, completion of all outstanding CSE application documentation, and payment of fees pursuant to CSE policies.

On November 24, 2014 the Company issued under an offering memorandum a total of 1,100,000 units at a price of $0.10 per share for gross proceeds of $110,000. Each unit consisted of one common share and one share purchase warrant to purchase one common share at $0.20 expiring on November 24, 2016.

On November 28, 2014 the Company issued under an offering memorandum a total of 1,000,000 units at a price of $0.10 per share for gross proceeds of $100,000. Each unit consisted of one common share and one share purchase warrant to purchase one common share at $0.20 expiring on November 28, 2016.

On November 28, 2014, the Company issued 300,000 shares at a price of $0.10 per share in settlement of certain third party debt totaling $30,000.

On December 11, 2014, the Company was called for trading on the CSE. The Company's symbol is CXC.

SELECTED ANNUAL INFORMATION

For the year ended December 31,	2014	2013	2012
Net loss before financing expenses	$ 453,168	$ 163,704	$ 357,624
Net loss before financing expenses on a per share basis	0.016	0.007	0.015
Net loss	487,301	250,472	802,887
Net loss on a per share basis	0.017	0.010	0.034
Total assets	728,623	551,639	525,398
Total current liabilities	235,329	264,493	884,729
Total long-term liabilities	492,361	578,344	45,392

RESULTS OF OPERATIONS

In 2014, net loss before financing expenses was $453,168 compared to a net loss before financing expenses of $163,704 in 2013, resulting in a change of $289,464. The Company commenced work on its Clayton property during the summer of 2014. Total mineral property expenditures were $98,254 (2013 – $4,650). The Company recognized $104,369 (2013 - $89,776) in compensation expense with respect to the issuance of stock options to management. There was an increase in general and administrative expense, listing and filing fees and shareholder reporting reflecting the increased activity of the Company as well as related costs for the listing of the Company's shares for trading on the CSE. The following table itemizes the net loss from operations for the years ended December 31, 2014 and 2013.

SCHEDULE OF NET INCOME (LOSS) BEFORE FINANCING EXPENSES

For the years ended December 31,	2014	2013
Management fees	$ 123,812	$ 98,500
Compensation expense	104,369	89,776
Mineral property expenditures	98,254	4,650
General and administrative	62,543	18,097
Listing and filing fees	23,241	12,077
Professional fees	22,379	24,049
Shareholder reporting	17,222	65
Loss on foreign exchange	1,348	124
Recovery of prior period expenditures	-	(83,634)
Loss before financing income (expenses)	$ (453,168)	$ (163,704)

EXPLORATION AND EVALUATION ASSETS

In December 2010, the Company completed the purchase of the Clayton Silver Mine ("Clayton").

Clayton Property

The Company acquired 100 percent of Clayton for a cost of US$500,000. The Company paid US$250,000 in cash and issued 2,500,000 common shares of the Company at a deemed price of US$0.10 per common share. In addition, the Company granted to the vendor a production royalty of one percent of any amount received by CMX for any ore or ore concentrates produced from the property.

The Clayton Silver Mine was discovered in the late 1800's and historically was one of the most active underground mines in the Bayhorse Mining District in central Idaho for lead, zinc, silver, and copper with minor gold. Located approximately 30 km south-southwest of Challis in Custer County, southeast Idaho, the 276 ha (684 acre) property consists of 29 patented mining claims and two patented mills sites, comprising approximately 228 ha (565 acres). An additional six unpatented mining claims were filed in January 2015 and comprise 48 ha (119 acres) adjacent to and contiguous with the property to the south.

The Company initiated compilation of available historical drilling and mining information for the Clayton Mine and the Clayton Silver Property (see News Release dated Feb. 20, 2015). Information available in the public domain has been obtained from both the United States and Idaho Geological Surveys. Several sub-surface mine plans have been obtained from private sources, as well as the U.S. Department of the Interior, Office of Surface Mining. These data provide the basis for an initial compilation of the sub-surface workings tied to surface. The underground workings are flooded and inaccessible and, consequently, historical records are the only source of information available.

The former Clayton silver-lead-zinc-copper mine had total production of 218,692 kg silver (7,031,110 oz), 39,358,903 kg lead (86,771,527 lbs), 12,778,700 kg zinc (28,172,211 lbs), and 754,858 kg copper (1,664,177 lbs), with 67 kg (2,154 oz) gold from an estimated 2,145,652 tonnes of ore mined between 1934 and 1985. Mineralization was originally discovered in 1877, with the mine operating almost continuously over 50 years until its closure in 1986 due to low metal prices.

The former Clayton Mine was developed on 8 levels to a depth of 1,100 feet (335 m) below surface and is comprised of approximately 6,000 metres (19,690 feet) of underground development. Two major ore bodies were mined: the "South Ore Body" and the "North Ore Body". Both are tabular ore bodies raking northeast to depth. Production was initiated on the South Ore Body with development extending north, and to depth, on the North Ore Body until 1986 when the mine was closed.

The following information was derived from records for a working mine and is not compliant with the requirements of National Instrument 43-101. Historical records indicate the "South Ore Body" was mined from the 100 foot level to the 800 foot level, while the "North Ore Body" was mined from the 100 foot level to the 1100 foot level. Internal mine records from 1966 indicate a resource of 597,075 tonnes between the 800 foot level and 1300 foot level, having a weighted average grade of 3.83 oz Ag/t. Values for lead and zinc were not disclosed. Underground development on the 800 foot level was extended to the "North Ore Body", with subsequent development down to the 1100 foot level to access the ore. Records indicate that as of January 1, 1982, there were approximately 458,590 tonnes of ore identified between the 800 and 1100 foot levels. Of this resource, 52,800 tonnes were mined in 1983, 76,110 tonnes in 1984 and 102,258 in 1985, suggesting 227,422 tonnes grading 3.83 oz Ag/t have not been mined. Additional tonnage identified down to the 1530 foot level was not mined and, therefore, is interpreted to remain available. Significant potential is demonstrated in hole 1501-A, drilled in the mid-1960's, which penetrated the mineralized zone at 1,425 feet. At that depth, the hole intercepted 22 feet (6.70 m) of 4.07 oz Ag/t, 5.75% lead and 5.37% zinc (note: true width is unknown).

On March 7, 2013, the CMX filed a National Instrument 43-101 compliant technical report for Clayton on SEDAR.

2014 Clayton Evaluation Program

In August 2014, representatives of the Company collected a total of 95 samples from 19 locations, including 16 locations on the Waste Dump situated immediately adjacent to the old Clayton Mine workings and extending to the south. An additional three locations were sampled on the Tailings Pile south of the mine. An aggregate of over 3,000 kilograms of sample material was collected. Sample locations were selected to ensure representative samples. CMX representatives were on site during sampling to ensure random sample selection. A tracked backhoe was used to trench to a maximum depth of approximately 12 feet and five representative samples, each weighing roughly 33 kg, were taken at 2-3 foot intervals for each location.

The preliminary results from analysis of the Waste Dump samples confirm the presence of a suite of metals of potential interest. Panning of material from the Waste Dump has confirmed the presence of free, relatively coarse gold, while analysis of the samples documents the presence of gold in each sample. In particular, assays confirmed gold values up to 2.84 gm/t (Sample 11369) with an average of 0.80 gm/t for the 16 locations comprised of the initial suite of samples. Management plans to undertake a more detailed follow-up sampling program in 2015 to assess economic potential. The program is expected to include 75 to 100 additional sample locations from both the Waste Dump and Tailings Pile. The Waste Dump is estimated to contain several hundred thousand tonnes of metal-bearing material readily available for immediate processing. Upon completion of a second phase sampling program and conditional on satisfactory results, CMX intends to proceed with a preliminary economic assessment (PEA) which, if positive, is expected to support refurbishing and modernizing the mill on the property as the first phase of reactivating the mine.

SUMMARY OF QUARTERLY RESULTS

	2014				2013			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net loss (income) before financing costs	$133,462	$147,771	$104,647	$67,288	$75,470	$(2,300)	$35,182	$55,352
Net loss (income) before financing costs on a per share basis	0.005	0.005	0.004	0.003	0.003	(0.0001)	0.001	0.002
Net loss	$141,908	$155,596	$113,600	$76,100	$84,360	$4,278	$105,690	$56,144
Net loss on a per share basis	0.005	0.005	0.004	0.003	0.003	0.0002	0.004	0.002

FOURTH QUARTER ANALYSIS

During the fourth quarter, the Company incurred a $133,462 (2013 - $75,470) net loss before financing costs. The Company received results from its sampling program and was continuing to complete its analysis of the results. The Company also received final listing approval and was called for trading on the CSE on December 11, 2014. In conjunction with the listing on the CSE, the Company saw increases in listing and filing fees, shareholder reporting expenses, and investor communication costs.

LIQUIDITY AND CAPITAL RESOURCES

The net loss from operations for the year ended December 31, 2014 was funded through the issuance of shares and debt. As of December 31, 2014, the Company had a net working capital deficiency of $105,911 (2013 - $262,219). Future operations will be funded by the issuance of capital stock. CMX is currently working on a plan to raise sufficient funds required to carry out a program on Clayton later in 2015 (see **SUBSEQUENT EVENTS**).

Estimated Cash Flow Requirements for the Next 12 Months

Sampling, exploration and site preparation work on the Clayton property (funding dependent)	$ 500,000
General and administrative	250,000
Total estimated cash requirements	$ 750,000

The total exploration program expenditures are contingent on CMX being able to raise sufficient equity capital in the future.

GOING CONCERN RISK

The Company has no source of operating cash flow and operations to date have been funded primarily from the issue of share capital. The Company's ability to continue as a going concern is contingent on obtaining additional financing. Whether the Company will be successful with any future financing ventures is uncertain, and this uncertainty casts significant doubt upon the Company's ability to continue as a going concern. While the Company intends to advance its plans through additional equity financing, there is no assurance that any funds will ultimately be available for operations.

COMMITMENTS

The Company may enter into management contracts during 2015. These contracts will be negotiated in the normal course of operations and will be measured at the exchange amount which is the amount of consideration established and agreed by the parties and will reflect the values that the Company would transact with arm's length parties.

The Company has the following commitments for the next 12-month period:

Clayton property   - $2,200, related to property taxes and claims fees

SUBSEQUENT EVENTS

On February 18, 2015 the Company issued a demand note to a shareholder with respect to $20,000 advanced to the Company. The note bears an interest rate of 6% per annum and is due on demand.

On March 4, 2015, the Company completed the issuance of 660,000 units for total proceed of $66,000 under an offering memorandum. Each unit is comprised of one common share and a share purchase warrant for one common share at $0.20 per share expiring March 4, 2017. A director of the Company subscribed for 100,000 units.

On April 8, 2015, the Company issued a demand note to a shareholder with respect to $30,000 advanced to the Company. The note bears an interest rate of 6% per annum and is due on demand.

ARRANGEMENTS

The Company does not have any off-balance sheet arrangements and it is not likely that the Company will enter into off-balance sheet arrangements in the foreseeable future.

CRITICAL ACCOUNTING ESTIMATES

The Company has continuously refined its management and internal reporting systems to ensure that accurate, timely, internal and external information is gathered and disseminated.

The Company's financial and operating results incorporate certain estimates including:

> i) estimated capital expenditures on projects that are in progress;
> ii) estimated future recoverable value of property associated with exploration and evaluation and any associated impairment charges or recoveries; and
> iii) estimated deferred tax assets and liabilities based on current tax interpretations, regulations and legislation that is subject to change.

The Company's management and consultants have the skills required to make such estimates and ensures that individuals with the most knowledge of the activity are responsible for the estimates. Further, past estimates are reviewed and compared to actual results, and actual results are compared to budgets in order to make more informed decisions on future estimates.

The Company's management team's mandate includes ongoing development of procedures, standards and systems to allow the Company to make the best decisions possible.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of financial statements in compliance with IFRS. The Company's internal control over financial reporting includes policies and procedures that:

• pertain to the maintenance of records that accurately and fairly reflect the transactions of the Company;

• provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS;

• ensure the Company's receipts and expenditures are made only in accordance with authorization of management and the Company's directors; and

• provide reasonable assurance regarding prevention or timely detection of unauthorized transactions that could have a material effect on the annual or interim financial statements.

There were no changes in the Company's business activities during the year-ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company's management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable and not absolute assurance that the objectives of the control system are met. Further, the design of a control system reflects the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

OUTSTANDING SHARE DATA

	April 30, 2015
Common Shares Issued and Outstanding	32,153,224
Warrants Outstanding	23,701,740

	Warrants Outstanding	Weighted Average Exercise Price - CAD
Balance, December 31, 2013 and 2012	17,666,740	$0.16
Issued for debt under an offering memorandum	735,000	$0.20
Issued with offering memorandum	4,640,000	$0.20
Balance, December 31, 2014	23,041,740	$0.17
Issued with offering memorandum	660,000	$0.20
Balance, April 30, 2015	23,701,740	$0.17

Warrants Outstanding and Exercisable	Exercise Price CAD	Expiry Date
2,500,000	$0.25	May 28, 2016
10,231,740	$0.15	June 30, 2016
750,000	$0.10	October 9, 2016
1,185,000	$0.20	October 9, 2016
3,275,000	$0.20	April 15, 2016
1,100,000	$0.20	November 24, 2016
1,000,000	$0.20	November 28, 2016
3,000,000	USD$0.10	December 11, 2016
660,000	$0.10	March 4, 2017
23,701,740	$0.17	

Stock Option Plan

Exercise price (per option)	Number of options outstanding	Weighted average exercise price (per option)	Year of expiry	Weighted average remaining contractual life
$0.10	2,700,000	$0.10	2019	5 years

TRANSACTIONS WITH RELATED PARTIES

During the year ended December 31, 2014, the Company incurred management fees of $107,812 (2013 - $82,500) to a corporation controlled by the spouse of a director of the Company.

During the year ended December 31, 2014, the Company incurred management fees of $16,000 (2013 - $16,000) to the CFO of the Company.

During the year ended December 31, 2014, the Company completed private placements for gross proceeds of $83,500 (2013 – nil) with directors of the Company with the issuance of 835,000 units (2013 – nil), each unit consisting of one common share and one common share purchase warrant exercisable at $0.20 per share.

During the year ended December 31, 2014, the Company completed private placements for gross proceeds of $25,000 (2013 – nil) with a company controlled by a director of the Company with the issuance of 250,000 units (2013 – nil), each unit consisting of one common share and one common share purchase warrant exercisable at $0.20 per share.

During the year ended December 31, 2014, the Company completed private placements for gross proceeds of $40,000 (2013 – nil) with a company controlled by the spouse of a director of the Company with the issuance of 400,000 units (2013 – nil), each unit consisting of one common share and one common share purchase warrant exercisable at $0.20 per share.

At December 31, 2014, the Company owed to officers and directors, $283,919 (2013 - $335,846) of which $283,919 (2013 - $311,923) has been deferred, with payment due July 1, 2016. These deferred balances bear an interest rate of 6% per annum.

These transactions were initially measured at fair value and equal the amount of consideration established and agreed upon by the related parties.

CONTINGENT LIABILITIES

The Company has no contingent liabilities.

FINANCIAL INSTRUMENTS

Set out below is a comparison, by category, of the carrying amounts and fair values of all of the Company's financial instruments that are carried in the consolidated financial statements.

Fair value represents the price at which a financial instrument could be exchanged for in an orderly market, in an arm's length transaction between knowledgeable and willing parties who are under no compulsion to act.

Fair value of financial instruments			December 31, 2014			December 31, 2013
		Carrying value	Fair value		Carrying value	Fair value
Financial assets						
Loans and receivables						
Cash and cash equivalents	$	86,107	$ 86,107	$	2,089	$ 2,089
Trade and other receivables		7,879	7,879		-	-
	$	93,986	$ 93,986	$	2,089	$ 2,089
Financial liabilities						
Other financial liabilities						
Trade and other payables	$	88,956	$ 88,956	$	109,197	$ 109,197
Subscriptions received		15,000	15,000		-	-
Due to related parties		283,919	283,919		335,846	335,846
Dividends payable		131,373	131,373		131,373	131,373
Long-term debt		208,442	208,442		266,421	266,421
	$	727,690	$ 727,690	$	842,837	$ 842,837

The carrying value of cash and cash equivalents, trade and other receivables, trade and other payables and dividends payable approximate its fair value due to their short-term nature. The carrying value of due to related parties and long-term debt approximate their fair values due to the interest rates applied to these facilities, which approximate market interest rates.

The Company is exposed to a variety of financial risks including credit risk, liquidity risk, and market risk. Risk management is carried out by the Company's management team with guidance from the Board of Directors. The Board of Directors also provides regular guidance for overall risk management.

a) **Credit risk**

Credit risk is the risk of loss associated with the counterparty's inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash and cash equivalents, and trade and other receivables. Cash is held with reputable chartered banks from which management believes the risk of loss is minimal. Included in trade and other receivables are taxes receivable from Canadian government authorities. Management believes that the credit risk concentration with respect to financial instruments is minimal. The maximum credit risk exposure associated with the Company's financial assets is the carrying value.

b) **Liquidity risk**

Liquidity risk is that the Company will not be able to meet its obligations as they become due. The Company's approach to managing liquidity risk is to ensure that it will have sufficient resources to meet liabilities when due. As at December 31, 2014, the Company had a net working capital deficiency of $105,911 (2013 - $262,219). Management is continuously monitoring its working capital position and will raise funds through the equity markets as they are required. However, there is no certainty that the Company will be able to obtain funding by share issuances in the future. The Company is presently seeking to raise capital through an equity offering of Units (see **SUBSEQUENT EVENTS**).

The following amounts are the contractual maturities of financial liabilities and other commitments as at December 31, 2014:

		Total		2014		Thereafter
Trade and other payables	$	88,956	$	88,956	$	-
Subscriptions received		15,000		15,000		-
Due to related parties		283,919		-		283,919
Dividends payable		131,373		131,373		-
Long-term debt		208,442		-		208,442
	$	727,690	$	235,329	$	492,361

c) **Market risk**

Market risk is the risk of loss that may arise from changes in the market factors such as interest rates, commodity and equity prices and foreign currency rates.

i. Interest rate risk

The Company has cash balances and its current policy is to invest excess cash in investment-grade short-term money market accounts. The Company periodically monitors the investments it makes and is satisfied with the credit worthiness of its investments. Interest rate risk is minimal as interest rates are anticipated to remain at historically low levels with little fluctuation and any excess cash is invested in money market funds. Fluctuations in interest rates do not materially affect the Company as it either does not have significant interest-bearing instruments or the interest is at a fixed rate.

ii. Foreign currency risk

Currency risk is the risk to the Company's earnings that arise from fluctuations of foreign exchange rates and the degree of volatility of these rates. The Company is exposed to foreign currency exchange risk on cash held in U.S. funds. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

Foreign currency risk could adversely affect the Company, in particular the Company's ability to operate in foreign markets. Foreign currency exchange rates have fluctuated greatly in recent years. There is no assurance that the current exchange rates will mirror rates in the future. The Company currently has minimal foreign currency risk although in the future foreign currency risk may affect the level of operations of the Company. This may also affect the Company's liquidity and its ability to meet its ongoing obligations.

As the Company currently holds minimal United States currency a change in the exchange rate between the US dollar and the Canadian dollar would not have a significant effect on the Company liquidity or working capital.

CAPITAL MANAGEMENT

The Company's objectives in managing its capital will be:

i)   To have sufficient capital to ensure that the Company can continue to meet its commitments with respect to its mineral exploration properties and to meet its day to day operating requirements in order to continue as a going concern; and

ii)   To provide a long-term adequate return to shareholders.

The Company's capital structure is comprised of working capital deficit and shareholders' equity.

CMX is an early stage mining company which involves a high degree of risk. The Company has not determined whether its properties contain economically recoverable reserves of ore and currently will not earn any revenue from its mineral properties and therefore will not generate cash flow from operations. The Company's primary source of funds will come from the issuance of capital stock.

The Company's policy is to invest its excess cash in highly liquid, fully guaranteed, bank sponsored instruments.

The Board of Directors does not establish quantitative return on capital criteria for management but rather relies on the expertise of the Company's management to sustain future development of the Company. The Company's long-term debt is held by related parties or shareholders and CMX is not subject to externally imposed capital requirements. There have been no changes in the Company's capital management in the current year.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

Standards issued but not yet effective

The following new IFRS pronouncements have been issued, are not yet effective and have not been early adopted, and may have impact on the Company in future are discussed below. In 2010, the IASB issued IFRS 9 Financial Instruments, which addresses the classification and measurement of financial assets. The new standard defines two instead of four measurement categories for financial assets, with classification to be based partly on the Company's business model and partly on the characteristics of the contractual cash flows from the respective financial asset. An embedded derivative in a structured product will no longer have to be assessed for possible separate accounting treatment unless the host is a non-financial contract. A hybrid contract that includes a financial host must be classified and measured in its entirety. The IASB has determined the mandatory effective date of IFRS 9 to be January 1, 2018. IFRS 9 is still available for early adoption. The new standard is not expected to have a material impact on the presentation of the Company's financial position and results of operations.

On May 28, 2014, the IASB issued International IFRS 15, "Revenue from Contracts with Customers", which is the result of the joint project with the Financial Accounting Standards Board. The new standard replaces the two main recognition standards IAS 18, "Revenue", and IAS 11, "Construction Contracts". The new standard provides a five step model framework as a core principle upon which an entity recognizes revenue and becomes effective January 1, 2018. The Company is currently assessing the potential impact of the adoption of IFRS 15 on the Company's consolidated financial statements.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on SEDAR at www.sedar.com and on CMX's website: www.cmxgoldandsilver.com.

MD&A for the Six Months Ended June 30, 2015

The following discussion is management's analysis of CMX Gold & Silver Corp.'s (the "Company" or "CMX") operating and financial data for the six months ended June 30, 2015 and 2014 as well as management's estimates of future operating and financial performance based on information currently available. It should be read in conjunction with the unaudited consolidated financial statements and notes for the six months ended June 30, 2015 and 2014 and the audited consolidated financial statements and notes for the years ended December 31, 2014 and 2013.

This Management's Discussion and Analysis ("MD&A") and the consolidated financial statements and comparative information have been prepared in accordance with IFRS.

Technical disclosure for the Clayton Property included in this MD&A has been reviewed by Richard Walker, P.Geo. a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").

All financial information in this MD&A is stated in Canadian dollars, the Company's reporting currency, unless otherwise noted. The MD&A was prepared as of August 26, 2015. Additional information relating to CMX can be found at www.sedar.com.

MATERIAL FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking information as contemplated by Canadian securities regulators' Form 51-102F1, also known as forward-looking statements. All estimates and statements that describe the Company's objectives, goals or future plans are forward-looking statements. Readers are cautioned that the forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements. The Company will issue updates where actual results differ materially from any forward looking statement previously disclosed.

RESPONSIBILITY OF MANAGEMENT

The preparation of the financial statements, including the accompanying notes, is the responsibility of management. Management has the responsibility of selecting the accounting policies used in preparing the financial statements. In addition, management's judgment is required in preparing estimates contained in the financial statements.

ABOUT CMX GOLD & SILVER CORP.

CMX is a junior mining company with a silver-lead-zinc property in the United States of America. The Company's main focus is the development of its Clayton property located in Idaho, U.S.A., focusing on the feasibility of reactivating the mine. The Clayton has historically produced silver, lead and zinc with minor gold. The property is held by its wholly-owned subsidiary, CMX Gold & Silver (USA) Corp.

SIX MONTH OVERVIEW

With the listing of the Company's shares on the Canadian Securities Exchange ("CSE"), the Company's main focus is now to proceed with planning further sampling of the waste dump, planning geophysical work on the mine site and to organize the requisite funding. The objective of the geophysical work is to define potential drill targets for future drilling.

On February 18, 2015 the Company issued a demand note to a shareholder with respect to $20,000 advanced to the Company. The note bears an interest rate of 6% per annum and is due on demand.

On February 20, 2015, the Company completed its analysis of the 2014 sampling program (see "Exploration and Evaluation Assets" below).

On March 4, 2015, the Company issued under an offering memorandum 660,000 units at a price of $0.10 per share for gross proceeds of $66,000. Each unit consisted of one common share and one share purchase warrant to purchase one common share at $0.20 expiring on March 4, 2017.

On March 31, 2015 the Company completed a review of the historical data on the Clayton Mine (see "Exploration and Evaluation Assets" below).

On April 8, 2015, the Company issued a demand note to a shareholder for a $30,000 advance to the Company. The note bears an interest rate of 6% per annum and is due on demand.

On May 8, 2015, the Company granted options to purchase 500,000 common shares at a price of $0.105 per share. The options were granted under the Company's stock option plan, vest over a two-year period, with a term of five years.

On May 22, 2015, the Company issued a demand note to a shareholder for a $30,000 advance to the Company. The note bears an interest rate of 6% per annum and is due on demand.

RESULTS OF OPERATIONS

In the six months ended June 30, 2015, net loss before financing expenses was $241,827 compared to a net loss before financing expenses of $171,935 in 2014, resulting in a change of $69,892. The Company continued the analysis on its Clayton property during the period incurring mineral property expenditures totaling $34,441 (2014 – $5,211). With the commencement of trading on the CSE, the Company saw an increase in shareholder reporting, investor communications, listing, and filing fees with total expenditures of $61,284 (2014 - $11,755). The following table itemizes the net loss from operations for the six months ended June 30, 2015 and 2014.

SCHEDULE OF NET INCOME (LOSS) BEFORE FINANCING EXPENSES

For the six months ended June 30,	2015	2014
Management fees	$ 75,125	$ 67,025
Shareholder reporting and investor communications	53,113	1,219
Exploration and evaluation expenditures	34,441	5,211
Share-based payments	31,573	40,808
General and administrative	25,950	39,952
Professional fees	12,472	6,750
Listing and filing fees	8,171	10,536
Loss on foreign exchange	982	434
Loss before financing income (loss)	$ (241,827)	$ (171,935)

EXPLORATION AND EVALUATION ASSETS

In December 2010, the Company completed the purchase of the Clayton Silver Mine ("Clayton").

Clayton Property

The Company acquired 100 percent of Clayton for a cost of U.S. $500,000. The Company paid US$250,000 in cash and issued 2,500,000 common shares of the Company at a deemed price of U.S. $0.10 per common share. In addition, the Company granted to the vendor a production royalty of one percent of any amount received by CMX for any ore or ore concentrates produced from the property.

The Clayton Silver Mine was discovered in the late 1800's and historically was one of the most active underground mines in the Bayhorse Mining District in central Idaho for lead, zinc, silver, and copper with minor gold. Located approximately 30 km south-southwest of Challis in Custer County, southeast Idaho, the 276 ha (684 acre) property consists of 29 patented mining claims and two patented mills sites, comprising approximately 228 ha (565 acres). An additional six unpatented mining claims were filed in January 2015 and comprise 48 ha (119 acres) adjacent to and contiguous with the property to the south.

The Company initiated compilation of available historical drilling and mining information for the Clayton Mine and the Clayton Silver Property (see News Release dated Feb. 20, 2015). Information available in the public domain has been obtained from both the United States and Idaho Geological Surveys. Several sub-surface mine plans have been obtained from private sources, as well as the U.S. Department of the Interior, Office of Surface Mining. These data provide the basis for an initial compilation of the sub-surface workings tied to surface. The underground workings are flooded and inaccessible and, consequently, historical records are the only source of information available.

The former Clayton silver-lead-zinc-copper mine had total production of 218,692 kg silver (7,031,110 oz), 39,358,903 kg lead (86,771,527 lbs), 12,778,700 kg zinc (28,172,211 lbs), and 754,858 kg copper (1,664,177 lbs), with 67 kg (2,154 oz) gold from an estimated 2,145,652 tonnes of ore mined between 1934 and 1985. Mineralization was originally discovered in 1877, with the mine operating almost continuously over 50 years until its closure in 1986 due to low metal prices.

The former Clayton Mine was developed on 8 levels to a depth of 1,100 feet (335 m) below surface and is comprised of approximately 6,000 metres (19,690 feet) of underground development. Two major ore bodies were mined: the "South Ore Body" and the "North Ore Body". Both are tabular ore bodies raking northeast to depth. Production was initiated on the South Ore Body with development extending north, and to depth, on the North Ore Body until 1986 when the mine was closed.

The following information was derived from records for a working mine and is not compliant with the requirements of NI 43-101. Historical records indicate the "South Ore Body" was mined from the 100 foot level to the 800 foot level, while the "North Ore Body" was mined from the 100 foot level to the 1100 foot level. Internal mine records from 1966 indicate a resource of 597,075 tonnes between the 800 foot level and 1300 foot level, having a weighted average grade of 3.83 oz Ag/t. Values for lead and zinc were not disclosed. Underground development on the 800 foot level was extended to the "North Ore Body", with subsequent development down to the 1100 foot level to access the ore. Records indicate that as of January 1, 1982, there were approximately 458,590 tonnes of ore identified between the 800 and 1100 foot levels. Of this resource, 52,800 tonnes were mined in 1983, 76,110 tonnes in 1984 and 102,258 in 1985, suggesting 227,422 tonnes grading 3.83 oz Ag/t have not been mined. Additional tonnage identified down to the 1530 foot level was not mined and, therefore, is interpreted to remain available. Significant potential is demonstrated in hole 1501-A, drilled in the mid-1960's, which penetrated the mineralized zone at 1,425 feet. At that depth, the hole intercepted 22 feet (6.70 m) of 4.07 oz Ag/t, 5.75% lead and 5.37% zinc (note: true width is unknown).

On March 7, 2013, CMX filed a NI 43-101 compliant technical report for Clayton on SEDAR.

2014 Clayton Evaluation Program

In August 2014, representatives of the Company collected a total of 95 samples from 19 locations, including 16 locations on the Waste Dump situated immediately adjacent to the old Clayton Mine workings and extending to the south. An additional three locations were sampled on the Tailings Pile south of the mine. An aggregate of over 3,000 kilograms of sample material was collected. Sample locations were selected to ensure representative samples. CMX representatives were on site during sampling to ensure random sample selection. A tracked backhoe was used to trench to a maximum depth of approximately 12 feet and five representative samples, each weighing roughly 33 kg, were taken at 2-3 foot intervals for each location.

The preliminary results from analysis of the Waste Dump samples confirm the presence of a suite of metals of potential interest. Panning of material from the Waste Dump has confirmed the presence of free, relatively coarse gold, while analysis of the samples documents the presence of gold in each sample. In particular, assays confirmed gold values up to 2.84 gm/t (Sample 11369) with an average of 0.80 gm/t for the 16 locations comprised of the initial suite of samples. Management plans to undertake a more detailed follow-up sampling program in the latter part of 2015 to assess economic potential. The program is expected to include 75 to 100 additional sample locations from both the Waste Dump and Tailings Pile. The Waste Dump is estimated to contain several hundred thousand tonnes of metal-bearing material readily available for immediate processing. Upon completion of a second phase sampling program and conditional on satisfactory results, CMX intends to proceed with a preliminary economic assessment (PEA) which, if positive, is expected to support refurbishing and modernizing the mill on the property as the first phase of reactivating the mine.

SUMMARY OF QUARTERLY RESULTS

	2015		2014				2013	
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Net loss (income) before financing costs	$115,788	$126,039	$133,462	$147,771	$104,647	$67,288	$75,470	$(2,300)
Net loss (income) before financing costs on a per share basis	0.004	0.004	0.005	0.005	0.004	0.003	0.003	(0.0001)
Net loss	$125,445	$134,605	$141,908	$155,596	$113,600	$76,100	$84,360	$4,278
Net loss on a per share basis	0.004	0.004	0.005	0.005	0.004	0.003	0.003	0.0002

LIQUIDITY AND CAPITAL RESOURCES

The net loss from operations for the six months ended June 30, 2015 was funded through the issuance of shares and debt. As of June 30, 2015, the Company had a net working capital deficiency of $166,240 (2014 - $58,319). Future operations will be funded by the issuance of capital stock. CMX is currently working on a plan to raise sufficient funds required to carry out a program on Clayton later in 2015. The estimated cost of the program as discussed under the Clayton Property above is $100,000.

Estimated Cash Flow Requirements for the Next 12 Months

Sampling, exploration and site preparation work on the Clayton property (funding dependent)	$	500,000
General and administrative		250,000
Total estimated cash requirements	$	750,000

The total Clayton property program expenditures are contingent on CMX being able to raise sufficient equity capital in the future.

GOING CONCERN RISK

The Company has no source of operating cash flow and operations to date have been funded primarily from the issue of share capital. The Company's ability to continue as a going concern is contingent on obtaining additional financing. Whether the Company will be successful with any future financing ventures is uncertain, and this uncertainty casts significant doubt upon the Company's ability to continue as a going concern. While the Company intends to advance its plans through additional equity financing, there is no assurance that any funds will ultimately be available for operations.

COMMITMENTS

The Company may enter into management contracts during 2015. These contracts will be negotiated in the normal course of operations and will be measured at the exchange amount which is the amount of consideration established and agreed by the parties and will reflect the values that the Company would transact with arm's length parties.

The Company has the following commitments for the next 12-month period:

> Clayton property   - $2,200, related to property taxes and claims fees

SUBSEQUENT EVENTS

On August 7, 2015 a shareholder advanced $20,000 to the Company. The shareholder agreed to defer payment of the advances made to date to the Company, including accrued interest of $1,535, for a promissory note for $101,535 due July 31, 2017. The note bears an interest rate of 6% per annum.

ARRANGEMENTS

The Company does not have any off-balance sheet arrangements and it is not likely that the Company will enter into off-balance sheet arrangements in the foreseeable future.

CRITICAL ACCOUNTING ESTIMATES

The Company has continuously refined its management and internal reporting systems to ensure that accurate, timely, internal and external information is gathered and disseminated.

The Company's financial and operating results incorporate certain estimates including:

   i)   estimated capital expenditures on projects that are in progress;
   ii) estimated future recoverable value of property associated with exploration and evaluation and any associated impairment charges or recoveries; and
   iii) estimated deferred tax assets and liabilities based on current tax interpretations, regulations and legislation that is subject to change.

The Company's management and consultants have the skills required to make such estimates and ensures that individuals with the most knowledge of the activity are responsible for the estimates. Further, past estimates are reviewed and compared to actual results, and actual results are compared to budgets in order to make more informed decisions on future estimates.

The Company's management team's mandate includes ongoing development of procedures, standards and systems to allow the Company to make the best decisions possible.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of financial statements in compliance with IFRS. The Company's internal control over financial reporting includes policies and procedures that:

• pertain to the maintenance of records that accurately and fairly reflect the transactions of the Company;

• provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS;

• ensure the Company's receipts and expenditures are made only in accordance with authorization of management and the Company's directors; and

• provide reasonable assurance regarding prevention or timely detection of unauthorized transactions that could have a material effect on the annual or interim financial statements.

There were no changes in the Company's business activities during the six month period ended June 30, 2015 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company's management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable and not absolute assurance that the objectives of the control system are met. Further, the design of a control system reflects the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

OUTSTANDING SHARE DATA

	August 26, 2015
Common Shares Issued and Outstanding	32,153,224
Warrants Outstanding	23,701,740

	Warrants Outstanding	Weighted Average Exercise Price - CAD
Balance, December 31, 2013 and 2012	17,666,740	$0.16
Issued for debt under an offering memorandum	735,000	$0.20
Issued with offering memorandum	4,640,000	$0.20
Balance, December 31, 2014	23,041,740	$0.17
Issued with offering memorandum	660,000	$0.20
Balance, April 30, 2015	23,701,740	$0.17

Warrants Outstanding and Exercisable	Exercise Price CAD	Expiry Date
2,500,000	$0.25	May 28, 2016
10,231,740	$0.15	June 30, 2016
750,000	$0.10	October 9, 2016
1,185,000	$0.20	October 9, 2016
3,275,000	$0.20	April 15, 2016
1,100,000	$0.20	November 24, 2016
1,000,000	$0.20	November 28, 2016
3,000,000	USD$0.10	December11, 2016
660,000	$0.20	March 4, 2017
23,701,740	$0.17	

Stock Option Plan

Exercise price (per option)	Number of options outstanding	Weighted average exercise price (per option)	Year of expiry	Weighted average remaining contractual life
$0.10	3,200,000	$0.10	2019	4.25 years
$0.105	500,000	$0.105	2020	4.70 years

TRANSACTIONS WITH RELATED PARTIES

During the period ended June 30, 2015, the Company incurred management fees of $67,125 (2014 - $59,025) to a corporation controlled by the spouse of a director of the Company.

During the period ended June 30, 2015, the Company incurred management fees of $8,000 (2014 - $8,000) to the CFO of the Company.

During the period ended June 30, 2015, the Company completed private placements for gross proceeds of $10,000 (2014 – $40,000) with directors and officers of the Company with the issuance of 100,000 units (2014 – 400,000 units), each unit consisting of one common share and one common share purchase warrant exercisable at $0.20 per share.

At June 30, 2015, the Company owed to officers and directors $308,285 (2014 - $299,989), of which $308,285 (2014 - $288,818) has been deferred, with payment due July 1, 2017. These deferred balances bear an interest rate of 6% per annum.

On April 16, 2014 related parties settled $43,500 in debt with the purchase of 435,000 units of the Company, each unit consisting of one share and one share purchase warrant to purchase one share at $0.20 expiring April 16, 2016.

These transactions were initially measured at fair value and equal the amount of consideration established and agreed upon by the related parties.

CONTINGENT LIABILITIES

The Company has no contingent liabilities.

FINANCIAL INSTRUMENTS

Set out below is a comparison, by category, of the carrying amounts and fair values of all of the Company's financial instruments that are carried in the consolidated financial statements.
Fair value represents the price at which a financial instrument could be exchanged for in an orderly market, in an arm's length transaction between knowledgeable and willing parties who are under no compulsion to act.

Fair value of financial instruments		June 30, 2015			June 30, 2014	
		Carrying value	Fair value		Carrying value	Fair value
Financial assets						
Loans and receivables						
Cash and cash equivalents	$	15,502	$ 15,502	$	52,973	$ 52,973
Trade and other receivables		3,576	3,576		3,715	3,715
	$	19,078	$ 19,078	$	56,688	$ 56,688
Financial liabilities						
Other financial liabilities						
Trade and other payables	$	88,969	$ 88,969	$	22,463	$ 22,463
Due to related parties		308,285	308,285		299,989	299,989
Dividends payable		131,373	131,373		131,373	131,373
Long-term debt		286,224	286,224		257,095	257,095
	$	814,851	$ 814,851	$	710,920	$ 710,920

The carrying value of cash and cash equivalents, trade and other receivables, trade and other payables and dividends payable approximate its fair value due to their short-term nature. The carrying value of due to related parties and long-term debt approximate their fair values due to the interest rates applied to these facilities, which approximate market interest rates.

The Company is exposed to a variety of financial risks including credit risk, liquidity risk, and market risk. Risk management is carried out by the Company's management team with guidance from the Board of Directors. The Board of Directors also provides regular guidance for overall risk management.

a) **Credit risk**

Credit risk is the risk of loss associated with the counterparty's inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash and cash equivalents, and trade and other receivables. Cash is held with reputable chartered banks from which management believes the risk of loss is minimal. Included in trade and other receivables are taxes receivable from Canadian government authorities. Management believes that the credit risk concentration with respect to financial instruments is minimal. The maximum credit risk exposure associated with the Company's financial assets is the carrying value.

b) **Liquidity risk**

Liquidity risk is that the Company will not be able to meet its obligations as they become due. The Company's approach to managing liquidity risk is to ensure that it will have sufficient resources to meet liabilities when due. As at June 30, 2015, the Company had a net working capital deficiency of $166,240 (2014 - $58,319). Management is continuously monitoring its working capital position and will raise funds through the equity markets as they are required. However, there is no certainty that the Company will be able to obtain funding by share issuances in the future. The Company is presently seeking to raise capital through an equity offering of Units.

The following amounts are the contractual maturities of financial liabilities and other commitments as at June 30, 2015:

		Total		2015		Thereafter
Trade and other payables	$	88,869	$	88,969	$	-
Due to related parties		308,285		-		308,285
Dividends payable		131,373		131,373		-
Long-term debt		286,224		-		286,224
	$	814,851	$	220,342	$	594,509

c) **Market risk**

Market risk is the risk of loss that may arise from changes in the market factors such as interest rates, commodity and equity prices and foreign currency rates.

i. Interest rate risk

The Company has cash balances and its current policy is to invest excess cash in investment-grade short-term money market accounts. The Company periodically monitors the investments it makes and is satisfied with the credit worthiness of its investments. Interest rate risk is minimal as interest rates are anticipated to remain at historically low levels with little fluctuation and any excess cash is invested in money market funds. Fluctuations in interest rates do not materially affect the Company as it either does not have significant interest-bearing instruments or the interest is at a fixed rate.

ii. Foreign currency risk

Currency risk is the risk to the Company's earnings that arise from fluctuations of foreign exchange rates and the degree of volatility of these rates. The Company is exposed to foreign currency exchange risk on cash held in U.S. funds. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

Foreign currency risk could adversely affect the Company, in particular the Company's ability to operate in foreign markets. Foreign currency exchange rates have fluctuated greatly in recent years. There is no assurance that the current exchange rates will mirror rates in the future. The Company currently has minimal foreign currency risk although in the future foreign currency risk may affect the level of operations of the Company. This may also affect the Company's liquidity and its ability to meet its ongoing obligations.

As the Company currently holds minimal United States currency a change in the exchange rate between the US dollar and the Canadian dollar would not have a significant effect on the Company liquidity or working capital.

CAPITAL MANAGEMENT

The Company's objectives in managing its capital are:

i) To have sufficient capital to ensure that the Company can continue to meet its commitments with respect to its mineral exploration properties and to meet its day to day operating requirements in order to continue as a going concern; and

ii) To provide a long-term adequate return to shareholders.

The Company's capital structure is comprised of shareholders' equity and long-term debt.

CMX is an early stage mining company which involves a high degree of risk. The Company has not determined whether its proposed properties contain economically recoverable reserves of ore and currently will not earn any revenue from its mineral properties and therefore will not generate cash flow from operations. The Company's primary source of funds will come from the issuance of share capital. The Company's policy is to invest its excess cash in highly liquid, fully guaranteed, bank sponsored instruments.

The Board of Directors does not establish quantitative return on capital criteria for management but rather relies on the expertise of the Company's management to sustain future development of the Company. The Company is not subject to externally imposed capital requirements. There have been no changes in the Company's capital management in the current period.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

Standards issued but not yet effective

The following new IFRS pronouncements have been issued, are not yet effective and have not been early adopted, and may have impact on the Company in future are discussed below. In 2010, the IASB issued IFRS 9 Financial Instruments, which addresses the classification and measurement of financial assets. The new standard defines two instead of four measurement categories for financial assets, with classification to be based partly on the Company's business model and partly on the characteristics of the contractual cash flows from the respective financial asset. An embedded derivative in a structured product will no longer have to be assessed for possible separate accounting treatment unless the host is a non-financial contract. A hybrid contract that includes a financial host must be classified and measured in its entirety. The IASB has determined the mandatory effective date of IFRS 9 to be January 1, 2018. IFRS 9 is still available for early adoption. The new standard is not expected to have a material impact on the presentation of the Company's financial position and results of operations.

On May 28, 2014, the IASB issued International IFRS 15, "Revenue from Contracts with Customers", which is the result of the joint project with the Financial Accounting Standards Board. The new standard replaces the two main recognition standards IAS 18, "Revenue", and IAS 11, "Construction Contracts". The new standard provides a five step model framework as a core principle upon which an entity recognizes revenue and becomes effective January 1, 2018. The

Company is currently assessing the potential impact of the adoption of IFRS 15 on the Company's consolidated financial statements.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on SEDAR at www.sedar.com and on CMX's website: www.cmxgoldandsilver.com.

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND KEY PERSONNEL

NAME	POSITION	AGE	START OF TERM OF OFFICE	Approximate hours per week for part-time personnel
Jan M. Alston[1]	President, CEO, Director	60	March 1989	
Randal E. Squires	CFO	48	January 2011	2 or variable
James P. O'Sullivan	Corporate Secretary	38	May 2015	1 or variable
Bruce J. Murray	Director	58	October 1989	NA
John A. Niedermaier	Director	76	March 2012	NA
J. David Clements	Director	69	September 2014	NA
Glen R. Alston[1]	Corporate Development Consultant	58	January 2011	10 or variable
Richard T. Walker	Consulting Geologist	54	December 2014	8 or variable
Robert B. Corrigan	Clayton Mine Consultant	83	May 2014	10 or variable

Note:

(1)   Glen Alston is a brother of Jan Alston.

Business Experience of Directors, Executive Officers and Key Personnel

Name	Principal Occupation and Related Experience
Jan M. Alston, Calgary, Alberta, Canada	Independent businessman involved in several private business ventures from 2007 to present; from 2005 to 2006 - CEO and Director of Tenergy Ltd., a TSX-listed oil and gas exploration company. Mr. Alston has been involved in public junior natural resource companies for over 25 years. He practiced law in the 1980's in the areas of business law, oil and gas, securities regulation and corporate finance. Mr. Alston has been a member of the Law Society of Alberta from 1982 to present. He led the management team as President, Chief Executive Officer, director and co-founder of Purcell Energy Ltd. ("Purcell"), an oil and gas exploration and production company listed on the TSX. After 16 years, Purcell in 2005 sold two-thirds of its oil and gas assets for more than $150 million and spun out Tenergy Ltd. From November 2005, Mr. Alston was Chief Executive Officer and director of Tenergy Ltd., a TSX listed natural gas exploration and production company, until its sale in March 2006 for approximately $92 million.
Randal Squires, Novato, California, USA	President of Psi3g, Inc. since January 2010, a private California-based commercial construction company. Mr. Squires has been Chief Financial Officer of Azteca Gold Corp. (now an inactive junior mining company) since December 2006 and the Controller and President of PSI Management Team, Inc. from 1990 until December 2009. During his 21 year tenure at PSI, Mr. Squires has held positions including Controller and Vice President of Business Development and Strategy. As Controller his responsibilities included budgeting, cash management, financial statement preparation and analysis, audit preparation, and bank, bonding and insurance relationship management.
J. David Clements Calgary, Alberta, Canada	Mr. Clements is an independent businessman and is involved in private investment and consulting through Dack Resources Ltd. Mr. Clements is a petroleum geologist with over 40 years of experience in the oil industry. His early experience included Exploration and Operations with Husky Oil, Algas Minerals (Novalta), Geocrude and, in the early 1980's, he was the Vice-President of Exploration and Land for Canadian Jorex Limited until its sale in 1996. This experience with small oil companies provided direct involvement in all facets of exploration and development. Since then, he co-founded, and or was a major shareholder of, several entities, including Storm Service Rigs Inc., Auburn Exploration Ltd., Auburn Energy Ltd., Spirit Energy Ltd., and Spirit Energy Inc. These companies were all funded through private investment and with the exception of Spirit Energy Inc., were subsequently sold to public entities. Storm Service Rigs Inc. was

Name	Principal Occupation and Related Experience
	sold to Technicoil Corporation in 2007.
Bruce J. Murray Calgary, Alberta, Canada	Independent businessman; President of Zorzal Incorporated since 2007. Director of Passport Energy Ltd. from February 2010, Chairman from October 2010 and Chief Executive Officer from April 2011, until it merged into Powder Mountain Energy Ltd. in June 2014. President, CEO and director of Powder Mountain from June 2014 until July 2015 when it merged with Canamax Energy Ltd. Mr. Murray is a director of Canamax. Mr. Murray has over 30 years of extensive experience in the oil and gas industry in the areas of exploration and production negotiations, acquisitions, gas marketing, general oil and gas operations and management. From 1980 to 1987, Mr. Murray was employed by BP Resources Canada (now Talisman Energy Inc.) where in 1985 he was appointed District Landman, Negotiations, for the Canadian frontier and western Canadian Basin producing properties. Mr. Murray was a co-founder, director and Chief Operating Officer of Purcell and was responsible for managing the exploration and production operations of the company. From November 2005 Mr. Murray was President and director of Tenergy Ltd. until its sale in March 2006 for $92 million. He is President of Zorzal Incorporated, a Canadian-owned winery in Mendoza, Argentina.
John A. Niedermaier Calgary, Alberta, Canada	CEO of Mi Casa Rentals Inc., an oilfield supply company since May 1993. Mr. Niedermaier is a professional engineer and member of APEGGA. Mr. Niedermaier has 49 years of experience in the oil and gas drilling and service industry during which time he founded and was President of Badger Drilling Ltd., Derrick Drilling Ltd. and Petro Well Services Ltd. In the early 1980s he was one of the founders of the Canadian Association of Drilling Engineers (CADE). Mr. Niedermaier also served on the board of the Canadian Association of Oilwell Drilling Contractors and was President in 1986. He co-founded Storm Well Servicing Inc. in 2002, which was sold in 2007. He is presently founder and President of Mi Casa Rentals Inc., an oilfield supply company. Mr. Niedermaier was a director of Purcell Energy Ltd. from 1989 until 2005 and has been on numerous public and private company boards of directors, including RXO Energy Inc. and Technicoil Corp. He is currently a director of Marksmen Energy Inc., a TSXV listed oil and gas company, and three private oil and gas companies.
James P. O'Sullivan Calgary, Alberta, Canada	Mr. O'Sullivan is a senior associate lawyer in the Calgary office of Norton Rose Fulbright (Canada) LLP. His current practice focuses on providing corporate and commercial advice to junior issuers, including start-up and growth companies active in the energy, mining, healthcare and technology markets. Mr. O'Sullivan's expertise includes corporate governance, regulatory compliance and continuous disclosure matters. He has extensive experience in financings, mergers and acquisitions and other corporate reorganizations. He also serves as corporate secretary for several Canadian public companies. Mr. O'Sullivan has been a member of the Law Society of Alberta since 2007.
Richard T. Walker Cranbrook, B.C., Canada	Mr. Walker is a Professional Geologist registered with the Association of Professional Engineers and Geoscientists of British Columbia. With over 25 years of practical field experience working with organizations of all sizes from junior to major mining companies, both private and public in Canada, the United States and South America, Mr. Walker's primary role has been management of exploration programs for precious metals (with an emphasis on silver) and base metals. Mr. Walker's broad field experience includes geological, structural and alteration mapping of Proterozoic to Paleozoic sedimentary, metamorphic and igneous lithologies in undeformed to multiply deformed complex environments. His background includes experience with a variety of deposit types including porphyries, sedimentary exhalative (SEDEX), volcanogenic massive sulphides (VMS), low tonnage / high grade polymetallic vein and manto mineralization, industrial minerals, gold, silver, base metals, rare to strategic metals and diamonds. Mr. Walker provides consulting services through his firm, Dynamic Exploration Ltd., of which he has been President since 1996. He was the President of the East Kootenay Chamber of Mines (1994-2006) and a Director of the B.C. and Yukon Chamber of Mines (1999-2004).
Glen R. Alston Calgary, Alberta, Canada	Mr. Alston has a B. Comm. He has over 25 years of experience in executive and management roles with public junior mining exploration companies. Mr. Alston has been a senior officer and director of several junior companies, as well as being involved in many different aspects of the business, including stock exchange listings, corporate finance activities, corporate development, project management, and accounting and audit functions. He has extensive experience in facilitating exploration projects for precious metals, diamonds and base metals.
Robert B. Corrigan Boise, Idaho, U.S.A.	Mr. Corrigan has a career spanning several decades with extensive experience in management and organization of heavy industry development, steel fabrication and erection, machine fabrication, industrial and municipal waste stream processing, power generation facilities, and mining property development and operation. Since 1976, Mr. Corrigan has been providing professional services as a business development consultant and/or owner-partner in heavy industry development projects, which have included development, management and finance of a U.S. $60+ million, 22 MW hydroelectric production and transmission facility in Belize, Central America, and as owners' representative supervising construction of a 2.5 MW hydroelectric production facility in NW Colorado (production commenced April 15, 1993). Another major project was for the Shoshone-Bannock Tribes of Fort hall, Idaho where Mr. Corrigan conceived, organized, and managed development of a major steel fabrication facility, which involved preliminary economic feasibility studies, pre-sale of orders for 20,000 tons of fabricated steel, the design, acquisition and installation of manufacturing equipment, and hiring and training production and management staff.

Personal Bankruptcies

No director or executive officer of the Company within the past ten years, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Bankruptcies

No director or executive officer of the Company, within the five years prior to the date of this Offering Circular, has been an executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

ITEM 11.   COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Name	Position held	Cash Compensation for the year ended December 31, 2014 ($)	Other Compensation[1] ($)	Total Compensation ($)
Jan M. Alston	CEO, President	81,940	28,831	110,771
Randal Squires	CFO	12,160	14,415	26,575
Bruce J. Murray	Director	Nil	11,532	11,532
John A. Niedermaier	Director	Nil	11,532	11,532
J. David Clements	Director	Nil	13,009	13,009
James P. O'Sullivan[2]	Corporate Secretary	Nil	Nil	Nil

Notes:

(1)   In 2014, the Company issued 2,700,000 stock options at an exercise price of $0.076 per share, with the vesting period commencing on September 30, 2014, vesting over a two year period and expiring on September 30, 2019. The Company estimated the fair value of the options using the Black-Scholes option pricing model with the following assumptions: a term of five years, vesting one-third immediately, one-third on September 30, 2015 and the remaining one-third on September 30, 2016, a risk free interest rate (per Bank of Canada) of 1.63%, zero forfeiture rate and volatility of 163%.

(2)   Mr. O'Sullivan was appointed Corporate Secretary in 2015.

ITEM 12.   SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Common Shares of the Company beneficially owned by all executive officers and directors as a group:

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial ownership	Amount and Nature of Beneficial Ownership Acquirable[1]	Percent of Class
Common Shares	Officers and Directors P.O. Box 74113 148 – 555 Strathcona Blvd SW, Calgary, Alberta, Canada T3H 3B6	5,040,893 held directly and indirectly	3,770,000 Common Share Purchase Warrants held directly and indirectly and 2,700,000 Stock Options held directly	29.4

Notes:

(1)   The Common Share Purchase Warrants are exercisable at prices varying from CAD $0.15 to CAD $0.25 per share. Please refer to **ITEM 14 – SECURITIES BEING OFFERED** on page 41 of this Offering Circular.

ITEM 13.   INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Compensation for the services of Jan Alston as President and CEO of the Company is paid to Brinkton Corporation, a private consulting company owned by the spouse of Jan Alston.

ITEM 14.   SECURITIES BEING OFFERED

Units

The Common Shares and the Warrants comprising the Units will separate immediately upon closing of the Offering. The Common Shares and the Warrants issued to investors under this Offering Circular are not subject to any trading restrictions under SEC regulations. However, as the Company is a reporting issuer under securities regulations in Canada, the Common Shares and Warrants are subject to a four-month hold period.

Restriction on Trading

Resale of the Common Shares and Warrants will be subject to resale restrictions until after a four-month hold period has expired. Until the restriction on trading expires, investors will not be able to trade the Common Shares. The four-month hold period commences on the date of a closing of the sale of Units under this Offering Circular.   The Warrants are non-transferable.

Common Shares

Shareholders are entitled to receive notice of and to attend and vote at all meetings of shareholders of the Company, except meetings of holders of another class of shares. The sole class of shares currently issued by the Company are Common Shares. Each Common Share shall entitle the holder thereof to one vote. Subject to the preferences accorded to holders of any other shares of the Company ranking senior to the Common Shares, shareholders are entitled to dividends if, as and when declared by the Board of Directors. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Shares, subject to the preferences accorded to any other shares of the Company ranking senior to the Common Shares, are entitled to share equally, share for share, in any remaining assets of the Company.

The liability of a shareholder of Common Shares is limited to the subscription amount paid by such shareholder for the shares and there are no other financial obligations to which a shareholder is or may be subject.

Warrants

The Warrants qualified for distribution under this Offering Circular will be governed by the terms of the Warrant certificate. The following summary of certain provisions of the Warrant certificate contains all of the material attributes and characteristics of the Warrants but does not purport to be complete and is qualified in its entirety by reference to the provisions of the Warrant certificate.

Each Warrant will entitle the holder to purchase one Common Share at a price of $0.16. The exercise price and the number of Common Shares issuable upon exercise are both subject to adjustment in certain circumstances as more fully described below. Warrants will be exercisable at any time prior to 5:00 p.m. (Calgary Mountain Time) on the date that is 24 months after the date of a particular Closing, after which time the Warrants will expire and become null and void.

In the event of any reorganization or recapitalization of the Company (by reclassification of its outstanding capital stock or otherwise), or its consolidation or amalgamation with another corporation, or the sale, conveyance, lease or other transfer by the Company of all or substantially all of its property, pursuant to any of which events the then outstanding shares of the Company's capital are split up or combined, or are changed into or become exchangeable for other shares of stock, the holder, upon any exercise of this Warrant, shall be entitled to receive, in lieu of the Common Shares which the holder of Warrants would otherwise be entitled to receive upon such exercise and without any payment in addition to the purchase price therefor, the shares of stock which the holder would have received upon such reorganization, recapitalization, consolidation, amalgamation, sale or other transfer, if immediately prior thereto the holder had owned the Common Shares to which such exercise of the Warrants relates and had exchanged such Common Shares in accordance with the terms of such reorganization, recapitalization, consolidation, amalgamation, sale or other transfer.

Warrants Outstanding

Warrants outstanding as at the date of this Offering Circular		24,201,740
Warrants outstanding and exercisable	**Exercise Price in CAD**	**Expiry Date**
2,500,000	$ 0.25	May 28, 2016
10,231,740	0.15	June 30, 2016
3,000,000	USD 0.10	December 11, 2016
750,000	0.10	October 9, 2016
1,185,000	0.20	October 9, 2016
3,275,000	0.20	April 16, 2016
1,100,000	0.20	November 24, 2016
1,000,000	0.20	November 28, 2016
660,000	0.20	March 4, 2017
500,000	$0.20	September 16, 2017
24,201,740	$ 0.17	

FINANCIAL STATEMENTS SECTION

DECEMBER 31, 2014 AUDITED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2015 UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

CMX GOLD & SILVER CORP.
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014 AND 2013

April 30, 2015

Management's Responsibility for Financial Reporting

Management is responsible for the preparation of the accompanying consolidated financial statements and for the consistency therewith of all other financial and operating data presented in these consolidated audited financial statements for the years ended December 31, 2014 and 2013. The consolidated financial statements have been prepared in accordance with the accounting policies detailed in the notes thereto. In Management's opinion, the consolidated financial statements are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, have been prepared within acceptable limits of materiality, and have utilized supportable, reasonable estimates.

The Board of Directors approve the consolidated financial statements. Their financial statement related responsibilities are fulfilled mainly through the Audit Committee. The Audit Committee is composed of the four directors of the Company of which three are independent directors. The Audit Committee meets regularly with management and the external auditors to discuss reporting and control issues and ensures each party is properly discharging its responsibilities. The Audit Committee also considers the independence of the external auditors and reviews their fees.

The consolidated financial statements for the years ended December 31, 2014 and 2013 have been audited by MNP LLP, Chartered Accountants, in accordance with Canadian generally accepted auditing standards; their report follows.

Management's Report on Internal Control over Financial Reporting

Management has developed and maintains a system of internal controls to provide reasonable assurance that the Company's transactions are authorized, assets safeguarded and proper records maintained.

/s/ "*Jan M. Alston*"   /s/ "*Randal Squires*"
Jan Alston   Randal Squires
Chief Executive Officer and Director   Chief Financial Officer

Independent Auditors' Report

To the Shareholders of CMX Gold & Silver Corp.

We have audited the accompanying consolidated financial statements of CMX Gold & Silver Corp. and its subsidiary, which comprises the consolidated statements of financial position as at December 31, 2014 and 2013 and the consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for the years then ended and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of CMX Gold & Silver Corp. and its subsidiary as at December 31, 2014 and 2013, and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards.

Emphasis of Matter
Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicates that CMX Gold & Silver Corp. incurred significant losses from operations, negative cash flows from operating activities and has an accumulated deficit. This, along with other matters as described in Note 1, indicate the existence of a material uncertainty which may cast significant doubt about the ability of CMX Gold & Silver Corp. to continue as a going concern.

MNP LLP

Calgary, Canada
April 30, 2015

Chartered Accountants

CMX GOLD & SILVER CORP.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31,		2014		2013
ASSETS				
Current				
Cash and cash equivalents	$	86,107	$	2,089
Trade and other receivables		7,879		-
Prepaid expenses		35,432		185
		129,418		2,274
Exploration and evaluation (note 6)		599,205		549,365
	$	728,623	$	551,639
LIABILITIES				
Current				
Trade and other payables	$	88,956	$	109,197
Subscriptions received		15,000		-
Due to related parties (note 7)		-		23,923
Dividends payable (note 8)		131,373		131,373
		235,329		264,493
Due to related parties (note 7)		283,919		311,923
Long-term debt (note 9)		208,442		266,421
Total liabilities		727,690		842,837
SHAREHOLDERS' EQUITY (DEFICIENCY)				
Share capital (note 10)		3,692,263		3,306,072
Warrants (note 13)		602,907		363,853
Contributed surplus (note 11)		194,145		89,776
Accumulated other comprehensive income		82,690		32,872
Deficit		(4,571,072)		(4,083,771)
Total shareholders' equity (deficiency)		933		(291,198)
	$	728,623	$	551,639

Going concern (note 1)
Subsequent events (note 20)

Approved on behalf of the Board

/s/ *"Bruce J. Murray"*

/s/ *"Jan M. Alston"*

The accompanying notes are an integral part of these consolidated financial statements.

CMX GOLD & SILVER CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

For the years ended December 31,		2014		2013
Expenses				
Management fees (note 7)	$	123,812	$	98,500
Share-based payments (note 12)		104,369		89,776
Mineral property expenditures (note 6)		98,254		4,650
General and administrative		62,543		18,097
Listing and filing fees		23,241		12,077
Professional fees		22,379		24,049
Shareholder reporting & investor communications		17,222		65
Loss on foreign exchange		1,348		124
Recovery of prior period expenditures		-		(83,634)
		453,168		163,704
Loss before financing income (expenses)		(453,168)		(163,704)
Financing income (expenses)				
Interest income		71		-
Interest and bank charges		(34,204)		(28,093)
Prospectus costs (note 5)		-		(58,675)
Net loss for the year		(487,301)		(250,472)
Other comprehensive income				
Items that may be reclassified subsequently to net loss				
Exchange difference on translating foreign operation		49,818		32,872
Total comprehensive loss	$	(437,483)	$	(217,600)
Basic and diluted loss per share	$	(0.017)	$	(0.009)
Weighted average number of shares outstanding – basic and diluted		28,233,747		25,060,487

The accompanying notes are an integral part of these consolidated financial statements.

CMX GOLD & SILVER CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Issued share capital #	Issued share capital $	Warrants	Accumulated other comprehensive income	Contributed Surplus	Deficit	Total
Balance December 31, 2012	25,287,274	$ 3,311,723	$ 363,853	$ -	$ -	$ (4,080,299)	$ (404,723)
Shares returned to treasury (note 10)	(2,500,000)	(247,000)	-		-	247,000	-
Shares issued for debt (note 10)	2,413,490	241,349	-		-	-	241,349
Share-based payments (note 12)	-	-	-		89,776	-	89,776
Net loss for the year	-	-	-		-	(250,472)	(250,472)
Exchange difference on translating foreign operation	-	-	-	32,872	-	-	32,872
Balance December 31, 2013	25,200,764	$ 3,306,072	$ 363,853	$ 32,872	$ 89,776	$ (4,083,771)	$ (291,198)
Shares issued for cash (note 10)	4,640,000	253,653	206,346		-	-	459,999
Shares issued for debt (note 10)	1,652,460	132,538	32,708		-	-	165,246
Share-based payments (note 12)	-	-	-		104,369	-	104,369
Net loss for the year	-	-	-		-	(487,301)	(487,301)
Exchange difference on translating foreign operation	-	-	-	49,818	-	-	49,818
Balance December 31, 2014	31,493,224	$ 3,692,263	$ 602,907	$ 82,690	$ 194,145	$ (4,571,072)	$ 933

The accompanying notes are an integral part of these consolidated financial statements.

CMX GOLD & SILVER CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31,		2014	2013
Cash flow from operating activities			
Net loss	$	(487,301) $	(250,472)
Items not affecting cash			
Management fees (note 7)		123,812	98,500
Share-based payments (note 12)		104,369	89,776
Mineral property expenditures (note 6)		30,000	-
Loss on foreign exchange		1,348	124
Recovery of prior period expenditures		-	(83,634)
		(227,772)	(145,706)
Changes in non-cash working capital items (note 14)		(12,991)	100,408
		(240,763)	(45,298)
Cash flows from financing activities			
Share issuance		253,653	-
Warrant issuance		206,346	-
Long-term debt		(2,979)	-
Proceeds from related parties		(132,239)	44,530
		324,781	44,530
Net change in cash and cash equivalents		84,018	(768)
Cash and cash equivalents, beginning of year		2,089	2,857
Cash and cash equivalents, end of year	$	86,107 $	2,089

The accompanying notes are an integral part of these consolidated financial statements

CMX GOLD & SILVER CORP.
NOTES TO THE CONSOLDATED FINANCIAL STATEMENTS

CMX Gold & Silver Corp. (the "Company" or "CMX") was incorporated on July 30, 1986 and changed its name from Encee Group Ltd. to Liard Resources Ltd. on August 6, 1996. The Company changed its name to CMX Gold & Silver Corp. on February 11, 2010. The Company is designated as a "reporting issuer" pursuant to the Alberta Securities Act and Regulations. On December 12, 2014 the Company announced that it has successfully listed on the Canadian Securities Exchange under the trading symbol "CXC". The Company is a junior mining company with a silver-lead-zinc property in the United States of America. The registered office of the Company is as follows:

CMX Gold & Silver Corp.
c/o Norton Rose Fulbright Canada LLP
3700, 400 Third Avenue SW
Calgary, Alberta
Canada T2P 4H2

The consolidated financial statements were authorized for issuance by the Board of Directors on April 30, 2015.

1.   GOING CONCERN

The business of exploring resource properties involves a high degree of risk and, therefore, there is no assurance that current exploration programs will result in profitable operations. The Company has not determined whether its properties contain economically recoverable reserves of ore and currently has not earned any revenue from its mineral properties and, therefore, does not generate cash flow from its operations. Future operations are dependent upon the discovery of economically recoverable ore reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the necessary financing to complete exploration and subsequent development of its properties, and upon future profitable production or proceeds from disposition of its properties.

The consolidated financial statements of the Company have been prepared on a going concern basis which assumes that the Company will realize the carrying value of its assets and discharge its obligations as they become due in the normal course of operations. For the year ended December 31, 2014, the Company incurred a net loss of $487,301 (2013 - $250,472). As a result of the recurring losses over the Company's history, the Company has an accumulated deficit of $4,571,072 as at December 31, 2014 (2013 - $4,083,771). At December 31, 2014, the Company had a working capital deficiency of $105,911 (2013 - $262,219). The Company currently does not have the necessary financing in place to support continuing losses (see note 20). Historically, the Company has financed its operations and property acquisitions through the use of funds obtained from share issuances. As a result of these circumstances there is material uncertainty that may cast significant doubt about the Company's ability to continue as a going concern.

The Company's continuation as a going concern is dependent upon its ability to secure new financing arrangements and new equity issuances. There is no assurance that new capital will be available and if it is not, the Company may be forced to substantially curtail or cease operations. Although the use of the going concern assumption is appropriate, there can be no assurance that any steps the Company takes will be successful. To mitigate the working capital deficiency the Company plans to raise capital through equity issuance (see note 20).

The consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities, and reported revenues and expenses, that might be necessary should the Company be unable to continue as a going concern, and therefore, be required to realize its assets and discharge its liabilities other than in the normal course of business and at carrying amounts different from those reflected in the accompanying consolidated financial statements. Any such adjustments could be material.

2.   BASIS OF PRESENTATION

Statement of compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee in effect at January 1, 2014.

Basis of measurement
The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments and share-based payments.

Functional and presentation currency
The functional currency of the Company is Canadian dollars, and all amounts are presented in Canadian dollars unless otherwise stated. The functional currency of the Company's wholly owned subsidiary, CMX Gold & Silver (USA) Corp., is the US dollar.

3. **SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS**

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from and affect the results reported in these consolidated financial statements as future confirming events occur.

The determination of the Company's functional currency requires management judgment based on an evaluation of all relevant information in relation to the related primary and secondary hierarchy factors. Considerations regarding currency and influences of area of operations, settlement of operating expenses, and the funds from financing activities are assessed at each reporting date.

Management's judgment is that until a property reaches the development stage, costs related to the exploration and evaluation of a property are best estimated to be non-recoverable and are therefore expensed in the year in which they occur. Only real property is capitalized to the consolidated statement of financial position.

Amounts recorded for warrant valuations are based on management's estimates of share price volatility and the expected life of the warrants.

The Company must make use of estimates in calculating the fair value of share-based payments. Amounts recorded for share-based payments are subject to the inputs used in the Black-Scholes option pricing model, including assumptions such as volatility, dividend yield, risk-free interest rates, forfeiture rate estimates, and expected option life.

Tax interpretations, regulations and legislation in which the Company operates are subject to change. As such, income taxes are subject to measurement uncertainty.

By their nature, these estimates are subject to measurement uncertainty and the impact on the consolidated financial statements of future periods could be material.

4. **SIGNIFICANT ACCOUNTING POLICIES**

These consolidated financial statements have, in management's opinion, been properly prepared within the framework of the accounting policies summarized as follows:

Basis of consolidation

These consolidated financial statements include the accounts of CMX Gold & Silver Corp. and its wholly-owned subsidiary, CMX Gold & Silver (USA) Corp. A subsidiary is fully consolidated from the date on which control is obtained and is de-consolidated from the date that control ceases. All inter-company balances and transactions have been eliminated on consolidation.

Financial instruments

Non-derivative financial instruments

Non-derivative financial instruments comprise cash and cash equivalents, trade and other receivables, trade and other payables, due to related parties, dividends payable and long-term debt. Non-derivative financial instruments are recognized initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition, non-derivative financial instruments are measured as described below:

- Financial assets at fair value through profit or loss

  An instrument is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition.

  Financial instruments are designated at fair value through profit or loss if the Company manages such instruments and makes purchase and sale decisions based on their fair value in accordance with the Company's risk management or investment strategy. Upon initial recognition, attributable transaction costs are recognized in profit or loss when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. The Company has no instruments in this category.

- Loans and receivables

  Cash and cash equivalents and trade and other receivables are classified as loans and receivables. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets. Loans and receivables are subsequently carried at amortized cost using the effective interest method, less any impairment loss.

4. SIGNIFICANT ACCOUNTING POLICIES, continued

- Other financial liabilities

  Trade and other payables, due to related parties, dividends payable and long-term debt are classified as other financial liabilities. Financial liabilities are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities. Other financial liabilities are subsequently carried at amortized cost using the effective interest method.

Impairment of financial assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognized in the consolidated statement of operations and comprehensive loss. An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost, the reversal is recognized in the consolidated statement of operations and comprehensive loss.

Foreign exchange translations and transactions

For foreign entities whose functional currency is the Canadian dollar, the Company translates monetary assets and liabilities at period-end exchange rates and non-monetary items are translated at historical rates. Income and expense accounts are translated at the average rates in effect during the period. Gains or losses from changes in exchange rates are recognized in the consolidated statement of operations and comprehensive loss in the period of occurrence.

For foreign entities whose functional currency is not the Canadian dollar, the Company translates assets and liabilities at period-end rates and income and expense accounts at average exchange rates. Adjustments resulting from these translations are reflected in other comprehensive income as exchange difference on translating foreign operation.

Transactions of the Canadian entity in foreign currencies are translated at rates in effect at the time of the transaction. Foreign currency monetary assets and liabilities are translated at current rates. Gains or losses from the changes in exchange rates are recognized in the consolidated statement of operations and comprehensive loss in the period of occurrence. Foreign exchange gains or losses arising from a monetary item that is receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in accumulated other comprehensive income.

Cash and cash equivalents

The Company's cash and cash equivalents consists of balances with financial institutions with maturities of three months or less at the date of purchase.

Exploration and evaluation assets

Prospecting costs incurred prior to obtaining the rights to explore lands are expensed as incurred.

Costs of option acquisitions and exploration expenditures related to mineral properties are expensed in the year in which they occur.

Land purchases, patented mineral claims and development costs are capitalized on property specific cash generating unit ("CGU") basis. Upon development of a commercially viable mineral property the related costs subject to an impairment test, will be transferred from exploration and evaluation to development and producing. Costs capitalized together with the costs of production equipment will be depleted on a unit of production basis, based on estimated proved reserves of minerals upon the commencement of production for each CGU.

Each reporting period, the Company assesses whether there is an indication that a CGU may be impaired. If any indication exists, the Company estimates the CGU's recoverable amount. A CGU's recoverable amount is the greater of fair value less costs to sell and its value in use.

Fair value less costs to sell is determined using discounted future net cash flows of proved and probable reserves using forecast prices and costs. Value in use is determined by estimating the present value of the future net cash flows expected to be derived from the continued use of the asset or CGU. When the carrying amount of a CGU exceeds its recoverable amount, the CGU will be considered impaired and written down to

4. SIGNIFICANT ACCOUNTING POLICIES, continued

its recoverable amount.

Reversals of impairments are recognized when there has been a subsequent increase in the recoverable amount. In this event, the carrying amount of the asset or CGU is increased to its revised recoverable amount with an impairment reversal recognized in profit or loss. The recoverable amount is limited to the original carrying amount less depreciation, depletion and amortization as if no impairment had been recognized for the asset or CGU for prior periods.

Properties are abandoned either when the lease expires or when management determines that no further work will be performed on the property. In addition, if there has been a delay in development activity for several successive years, a write down of those project capitalized costs will be charged to operations. The Company derecognizes assets at the earlier of disposal, or when no future economic benefit is expected. Any gain or loss on derecognition is recognized in operations when incurred.

Share based payments

The Company has a stock based compensation plan for employees and directors. Awards of options under the plan are expensed based on the fair value of the options at the grant date. Fair values are determined using the Black-Scholes option pricing model. Any consideration paid on the exercise of stock options will be credited to share capital plus the amounts originally recorded within other reserves.

Income taxes

Income tax is recognized in operations except to the extent that it relates to items recognized directly in equity, in which case, the income tax is recognized directly in equity. Current income taxes for the current and prior periods are measured at the amount expected to be recoverable from or payable to the taxation authorities based on the income tax rates enacted or substantively enacted at the end of the reporting period.

The Company follows the liability method of accounting for deferred taxes. Under this method deferred taxes are recorded for the effect of any temporary difference between the accounting and income tax basis of an asset or liability.

Deferred tax is calculated using the enacted or substantively enacted income tax rates expected to apply when the assets are realized or liabilities are settled. The effect of a change in the enacted or substantively enacted tax rates is recognized in the operations or in shareholders' equity depending on the item to which the adjustment relates.

Deferred tax assets are recognized to the extent future recovery is probable. Deferred tax assets are reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.

Revenue recognition

Interest income is recognized on a pro rata basis over the term of the investment and when payment is reasonably assured.

Provisions

The Company will recognize the present value of estimated decommissioning liabilities when a reasonable estimate can be made. Decommissioning liabilities include those legal obligations where the Company will be required to retire tangible long-lived assets such as drilling sites, mine sites and facilities. The liabilities, equal to the initial estimated present value of the decommissioning liabilities, are capitalized as part of the cost of the related long-lived asset. Changes in the estimated obligation resulting from revisions to assumptions, estimated timing or amount of discounted cash flows will be recognized as a change in the decommissioning liabilities and the related costs.

Decommissioning costs will be amortized using the unit-of-production method. Increases in the decommissioning liabilities resulting from the passage of time will be recorded as accretion of decommissioning liabilities and will be charged to operations.

Actual expenditures incurred will be charged against accumulated obligations.

Warrants

The Company has adopted the pro-rata basis method for the measurement of shares and warrants issued as private placement units. The pro-rata basis method requires that gross proceeds and related share issuance costs be allocated to the common shares and the warrants based on the relative fair value of the component.

The fair value of the common share is based on the closing price on the closing date of the transaction and the fair value of the warrant is determined using the Black–Scholes Option Pricing Model.

The fair value attributed to the warrant is recorded as warrant equity. If the warrant is exercised, the value attributed to the warrant is transferred to share capital. If the warrant expires unexercised, the value is reclassified to contributed surplus within equity. Warrants, issued as part of private placement units, that have their term of expiries extended, are not subsequently revalued.

The Company may modify the terms of warrants originally granted. When modifications exist, the Company will maintain the original fair value of the warrant.

Loss per share

Basic net loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year. Diluted per share amounts are computed by giving effect to the potential dilution that would occur if stock options and warrants were exercised. The Company uses the treasury stock method to determine the dilutive effect of stock options and share purchase warrants. This method assumes that proceeds received from the exercise of in-the-money instruments are used to repurchase shares at the average market price for the year. In net loss per share situations, the dilutive per share amount is the same as that for basic, as all instruments are anti-dilutive.

Standards issued but not yet effective

The following new IFRS pronouncements have been issued, are not yet effective and have not been early adopted, and may have impact on the Company in future are discussed below.

In 2010, the IASB issued IFRS 9 Financial Instruments, which addresses the classification and measurement of financial assets. The new standard defines two instead of four measurement categories for financial assets, with classification to be based partly on the Company's business model and partly on the characteristics of the contractual cash flows from the respective financial asset. An embedded derivative in a structured product will no longer have to be assessed for possible separate accounting treatment unless the host is a non-financial contract. A hybrid contract that includes a financial host must be classified and measured in its entirety. The IASB has determined the mandatory effective date of IFRS 9 to be January 1, 2018. IFRS 9 is still available for early adoption. The new standard is not expected to have a material impact on the presentation of the Company's financial position and results of operations.

On May 28, 2014, the IASB issued International IFRS 15, "Revenue from Contracts with Customers", which is the result of the joint project with the Financial Accounting Standards Board. The new standard replaces the two main recognition standards IAS 18, "Revenue", and IAS 11, "Construction Contracts". The new standard provides a five step model framework as a core principle upon which an entity recognizes revenue and becomes effective January 1, 2018. The Company is currently assessing the potential impact of the adoption of IFRS 15 on the Company's consolidated financial statements.

5. FINANCING COSTS

The Company had incurred to December 31, 2013, $58,675 in fees related to the preparation of a prospectus to be applied against the gross proceeds raised on the closing of the prospectus and reflected in share capital. As the prospectus did not close in 2013 the amounts were written off.

6. EXPLORATION AND EVALUATION ASSETS

Total expenditures on exploration and evaluation properties capitalized:

Balance at December 31, 2013	549,365
Foreign exchange effect	49,840
Balance at December 31, 2014	599,205

Clayton property

In 2010, the Company purchased the Clayton Mine property consisting of 29 patented mineral claims and 2 patented mill sites located in the State of Idaho, USA. Pursuant to the purchase agreement, the Company issued 2,500,000 common shares at a price of US$0.10 per share and made a cash payment of US$250,000.

Marietta property

On October 19, 2013, the Marietta property joint venture was terminated and the Company cancelled the 2,500,000 common shares issued as payment for the option.

Exploration expenditures Clayton	– balance December 31, 2012	174,983
	– 2013 expenditures	4,650
	– balance December 31, 2013	179,633
	– 2014 expenditures	98,254
	– balance December 31, 2014	277,887
Exploration expenditures Marietta	– balance December 31, 2012	308,987
	– 2013 expenditures	-
	– return of common shares	(247,000)
	– balance December 31, 2014	61,987
Total expenditures to December 31, 2014:		$339,874

7. DUE TO RELATED PARTIES

During the year ended December 31, 2014, the Company incurred management fees of $107,812 (2013 - $82,500) to a corporation controlled by the spouse of a director of the Company.

During the year ended December 31, 2014, the Company incurred management fees of $16,000 (2013 - $16,000) to the CFO of the Company.

During the year ended December 31, 2014, the Company completed private placements for gross proceeds of $83,500 (2013 – $Nil) with directors and an officer of the Company with the issuance of 835,000 units (2013 – Nil units), each unit consisting of one common share and one common share purchase warrant exercisable at $0.20 per share.

During the year ended December 31, 2014, the Company completed private placements for gross proceeds of $25,000 (2013 – nil) with a company controlled by a director of the Company with the issuance of 250,000 units (2013 – nil units), each unit consisting of one common share and one common share purchase warrant exercisable at $0.20 per share.

During the year ended December 31, 2014, the Company completed private placements for gross proceeds of $40,000 (2013 – nil) with a company controlled by the spouse of a director of the Company with the issuance of 400,000 units (2013 – nil units), each unit consisting of one common share and one common share purchase warrant exercisable at $0.20 per share.

At December 31, 2014, the Company owed to officers and directors, $283,919 (2013 - $335,846) of which $283,919 (2013 - $311,923) has been deferred, with payment due July 1, 2016. These deferred balances bear an interest rate of 6% per annum.

These transactions were initially measured at fair value and equal the amount of consideration established and agreed upon by the related parties.

8. DIVIDENDS PAYABLE

In 2006, the Company sold certain investments and declared a cash dividend payable to shareholders of record on September 30, 2006. Some shareholders failed to keep their addresses up to date on the shareholders' record and consequently, the Company carried out searches to determine the whereabouts of these shareholders. The aggregate amount of dividends payable to these shareholders is $131,373. It is management's intention to pay the dividends to shareholders who are found and establish their share ownership. During the year ended December 31, 2013, dividends payable of $12,187 were identified as non-payable under the *Limitations Act* (Alberta) and were derecognized. On October 1, 2016, any remaining dividends payable will also be derecognized.

9. LONG-TERM DEBT

During the year ended December 31, 2013, certain third parties agreed to defer the payment of $266,421 of professional fees and loans to July 1, 2015. During the year ended December 31, 2014, three of these third parties agreed to further extend payment of $208,422 to July 1, 2016. These outstanding amounts bear interest at a rate of 6% per annum.

10. SHARE CAPITAL

Authorized

Common voting shares:
The common shares are entitled to dividends in such amounts as the Directors may from time to time declare and, in the event of liquidation, dissolution or winding-up of the Company, are entitled to share pro rata in the assets of the Company.

Series A voting preferred shares:
Non-cumulative annual dividend at 8% of the issued price
Convertible into two Common voting shares

Redeemable at the issue price

Series B voting preferred shares:
Non-cumulative annual dividend at 8% of the issued price

Convertible into two Common voting shares
Redeemable at a price of $10 per share

The preferred shares rank in priority to the common shares as to the payment of dividends and as to the distribution of assets in the event of liquidation, dissolution or winding-up of the Company. Preferred shares may also be given such other preference over the common shares as may be determined for any series authorized to be issued.

There were no Series A or Series B voting preferred shares issued as at December 31, 2014 or December 31, 2013.

On September 30, 2013, 2,500,000 shares issued with respect to the Marietta option agreement were returned to treasury for cancellation and share capital was reduced by $247,000, representing the issuance value.

On October 13, 2013, the Company issued 2,413,490 shares at a price of $0.10 per share in settlement of $241,349 in debt.

On March 31, 2014, the Company issued 562,460 shares at $0.10 per share in settlement of $56,246 in debt.

On April 16, 2014, the Company issued 55,000 shares at $0.10 per share in settlement of $5,500 in debt.

On April 16, 2014, the Company issued 2,540,000 units at $0.10 per unit for gross proceeds of $254,000. Each unit consisted of one common share and one common share purchase warrant entitling the holder to purchase one common share at a price of $0.20 per share expiring on April 16, 2016.

On April 16, 2014, the Company issued 735,000 units at $0.10 per unit in settlement of $73,500 in debt. Each unit consisted of one common share and one common share purchase warrant entitling the holder to purchase one common share at a price of $0.20 per share expiring on April 9, 2016.

On November 24, 2014, the Company issued 1,100,000 units at $0.10 per unit for gross proceeds of $110,000. Each unit consisted of one common share and one common share purchase warrant entitling the holder to purchase one common share at a price of $0.20 per share expiring on November 24, 2016.

On November 24, 2014, the Company issued 300,000 shares at a price of $0.10 per share in settlement of $30,000 in debt.

On November 28, 2014, the Company issued 1,000,000 units at $0.10 per unit for gross proceeds of $100,000. Each unit consisted of one common share and one common share purchase warrant entitling the holder to purchase one common share at a price of $0.20 per share expiring on November 28, 2016.

11. CONTRIBUTED SURPLUS

Balance at December 31, 2012	$ -
2013 Share-based payments (note 12)	89,776
Balance at December 31, 2013	89,776
2014 Share-based payments (note 12)	104,369
Balance at December 31, 2014	$ 194,145

12. SHARE-BASED PAYMENTS

The total number of stock options granted according to the employee stock option plan may not exceed 10% of the issued and outstanding shares of the Company at the time of granting. The option price per share and vesting periods shall be determined by the Board of Directors at the time that the option is granted. The exercise prices are determined by the estimated market price on the date of the grant.

On October 8, 2013, the Company granted options to purchase 2,200,000 shares at an exercise price of $0.10 per share. The options were to vest over a two year period and expire on October 8, 2018. A total of 300,000 options were forfeited in 2014. The Company recognized a recovery of $3,339 relating to the forfeited options.

On September 30, 2014, the Company cancelled 1,900,000 options granted and issued 2,300,000 replacement options at an exercise price of $0.10 per share, with the vesting period commencing on September 30, 2014, vesting over a two year period and expiring on September 30, 2019. The incremental fair value of the replacement options were estimated to be $43,864, of which $20,104 was recognized in the in the current year. Included in the total share-based payment expense is an additional $70,486 relating to the fair value of the original options expensed in the current year.

On September 30, 2014, the Company issued 400,000 options to a new director at an exercise price of $0.10 per share, with the vesting period commencing on September 30, 2014, vesting over a two year period and expiring on September 30, 2019. The fair value of the options were estimated to be $37,348, of which $17,118 was recognized in the in the current year.

The Company estimated the fair value of the options using the Black-Scholes option pricing model with the following assumptions: a term of five years, vesting one-third immediately, one-third on September 30, 2015 and the remaining one-third on September 30, 2016, a risk free interest rate (per Bank of Canada) of 1.63%, zero forfeiture rate and volatility of 163%. A total of $104,369 (2013 – $89,776) in share-based payments expense was recognized in the current year.

13. WARRANTS

In 2013:

The Company estimated the fair value of warrants using the Black-Scholes option pricing model with the following assumptions: a term of two years, a risk free interest rate (per Bank of Canada) of 1.1% and volatility of 140%.

Warrants to purchase 750,000 common shares at $0.20 per share, having an expiration date of October 9, 2014 were issued as part of a private placement completed on October 9, 2012. These warrants have been valued at $27,015.

Warrants to purchase 1,050,000 common shares at $0.25 per share, having an expiration date of October 9, 2014 were issued as part of a private placement completed on October 9, 2012. These warrants have been valued at $58,775.

Warrants to purchase 135,000 common shares at $0.25 per share, having an expiration date of October 9, 2014 were issued as part of a shares for debt settlement completed on October 9, 2012. These warrants have been valued at $7,557.

During 2013 the expiration dates were extended for the following: warrants to purchase 2,500,000 shares at $0.25 per share, having an expiration date of May 28, 2014 were extended to May 28, 2015; warrants to purchase 10,231,740 shares at $0.15 per share, having an expiration date of June 30, 2014 were extended to June 30, 2015; warrants to purchase 750,000 shares at $0.20, having an expiration date of October 9, 2014 had the exercise price reduced to $0.10 per share; and warrants to purchase 1,185,000 shares at $0.25 per share, having an expiration date of October 9, 2014 were extended to October 9, 2015 at a reduced exercise price of $0.20 per share.

In 2014:

The Company estimated the fair value of warrants using the Black-Scholes option pricing model with the following assumptions: a term of two years, a risk free interest rate (per Bank of Canada) ranging from 0.95% and 1.1% and volatility of 206%.

Warrants to purchase 2,540,000 common shares at $0.20 per share, having an expiration date of April 16, 2016 were issued as part of a private placement completed on April 16, 2014. These warrants have been valued at $112,948.

Warrants to purchase 735,000 common shares at $0.20 per share, having an expiration date of April 9, 2016 were issued as part of a private placement completed on April 16, 2014. These warrants have been valued at $32,708.

Warrants to purchase 1,100,000 common shares at $0.20 per share, having an expiration date of November 24, 2016 were issued as part of a private placement completed on November 24, 2014. These warrants have been valued at $48,923.

Warrants to purchase 1,000,000 common shares at $0.20 per share, having an expiration date of November 28, 2016 were issued as part of a private placement completed on November 28, 2014. These warrants have been valued at $44,475.

13. WARRANTS, continued

During 2014 the expiration dates were extended for the following: warrants to purchase 2,500,000 shares at $0.25 per share, having an expiration date of May 28, 2015 were extended to May 28, 2016; warrants to purchase 10,231,740 shares at $0.15 per share, having an expiration date of June 30, 2015 were extended to June 30, 2016; warrants to purchase 750,000 shares at $0.10, having an expiration date of October 9, 2014 were extended to October 9, 2016; and warrants to purchase 1,185,000 shares at $0.20 per share, having an expiration date of October 9, 2015 were extended to October 9, 2016.

	Warrants Outstanding	Weighted Average Exercise Price - CAD
Balance, December 31, 2012 and 2013	17,666,740	$0.16
Issued with private placements	4,640,000	$0.20
Issued with shares for debt	735,000	$0.20
Balance, December 31, 2014	23,041,740	$ 0.17

Warrants Outstanding and Exercisable	Exercise Price CAD	Expiry Date
2,500,000	$0.25	May 28, 2016
10,231,740	$0.15	June 30, 2016
750,000	$0.10	October 9, 2016
1,185,000	$0.20	October 9, 2016
3,275,000	$0.20	April 16, 2016
1,100,000	$0.20	November 24, 2016
1,000,000	$0.20	November 28, 2016
3,000,000	USD$0.10	December 11, 2016
23,041,740	$0.17	

14. SUPPLEMENTAL DISCLOSURES

Cash Flow Statement Presentation

The following table provides a detailed breakdown of certain line items contained within the cash flow from operating activities.

	2014	2013
Trade and other receivables	$ (7,879)	$ 6,026
Prepaid expenses	(35,247)	(185)
Trade and other payables	15,135	106,754
Dividends payable	-	(12,187)
Subscriptions received	15,000	-
	$ (12,991)	$ 100,408

15. SEGMENTED INFORMATION

The Company has the following geographical segments:

	Canada	United States
		December 31, 2014
Identifiable assets	$ 129,418	$ 599,205
Exploration expenditures	-	98,254
		December 31, 2013
Identifiable assets	$ 2,274	$ 549,365
Exploration expenditures	-	4,650

16. INCOME TAXES

a) The tax provision differs from the amount which would be obtained by applying the combined Canadian federal and provincial statutory income tax rate to the loss as follows:

	2014	2013
Loss for the year before income taxes	$ (487,301)	$ (250,472)
Canadian statutory rate	25%	25%
Anticipated income tax recovery	$ (121,825)	$ (62,618)
Effect of tax rate change	10	29,443
US tax rate differential	(13,808)	-
Share based payments	26,092	22,444
Change in estimates and other	53,744	69,665
Change in deferred tax asset not recognized	55,787	(58,934)
	$ -	$ -

b) Other than as set out below, the Company does not have any other tax assets available for future use as deductions from taxable income. The Company does not have any deferred tax assets or liabilities.

The components of deferred tax balances in Canada are as follow:

	2014	2013
Deferred tax asset		
Non-capital loss carry-forwards	$ 643,088	$ 627,890
Capital loss carry-forwards	1,558,101	1,558,101
Foreign exploration expenditures	15,301	15,301
Deductible portion of eligible capital expenditures	93,427	93,427
	2,309,917	2,294,719
Deferred tax asset not recognized	(2,309,917)	(2,294,719)
	$ -	$ -

The components of deferred tax balances in the United States are as follow:

	2014	2013
Deferred tax asset		
Non-capital loss carry-forwards	$ 605	$ 149
Foreign exploration expenditures	40,133	-
	40,738	149
Deferred tax asset not recognized	(40,738)	(149)
	$ -	$ -

c) For income tax purposes for Canada, the Company has loss carried forwards which can be applied to reduce future years' taxable income. These losses expire as follows:

2015	$ 529,414
2026	99,810
2027	62,754
2028	242,971
2029	173,002
2030	448,824
2031	299,594
2032	335,549
2033	96,979
2034	283,456
	$ 2,572,353

The Company has accumulated capital losses for tax purposes in the amount of $6,232,404. These losses are available to offset future year's capital gains.

For income tax purposes for the United States, the Company has loss carried forwards which can be applied to reduce future years' taxable income. These losses expire as follows:

2033	$ 361
2034	$ 980

17. FINANCIAL INSTRUMENTS

Set out below is a comparison, by category, of the carrying amounts and fair values of all of the Company's financial instruments that are carried in the consolidated financial statements.

Fair value represents the price at which a financial instrument could be exchanged for in an orderly market, in an arm's length transaction between knowledgeable and willing parties who are under no compulsion to act.

Fair value of financial instruments	December 31, 2014 Carrying value	December 31, 2014 Fair value	December 31, 2013 Carrying value	December 31, 2013 Fair value
Financial assets				
Loans and receivables				
Cash and cash equivalents	$ 86,107	$ 86,107	$ 2,089	$ 2,089
Trade and other receivables	7,879	7,879	-	-
	$ 93,986	$ 93,986	$ 2,089	$ 2,089
Financial liabilities				
Other financial liabilities				
Trade and other payables	$ 88,956	$ 88,956	$ 109,197	$ 109,197
Subscriptions received	15,000	15,000	-	-
Due to related parties	283,919	283,919	335,846	335,846
Dividends payable	131,373	131,373	131,373	131,373
Long-term debt	208,442	208,442	266,421	266,421
	$ 727,690	$ 727,690	$ 842,837	$ 842,837

The carrying value of cash and cash equivalents, trade and other receivables, trade and other payables and dividends payable approximate its fair value due to their short-term nature. The carrying value of due to related parties and long-term debt approximate their fair values due to the interest rates applied to these facilities, which approximate market interest rates.

The Company is exposed to a variety of financial risks including credit risk, liquidity risk, and market risk.

Risk management is carried out by the Company's management team with guidance from the Board of Directors. The Board of Directors also provides regular guidance for overall risk management.

c) Credit risk

Credit risk is the risk of loss associated with the counterparty's inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash and cash equivalents, and trade and other receivables. Cash is held with reputable chartered banks from which management believes the risk of loss is minimal. Included in trade and other receivables are taxes receivable from Canadian government authorities. Management believes that the credit risk concentration with respect to financial instruments is minimal. The maximum credit risk exposure associated with the Company's financial assets is the carrying value.

d) Liquidity risk

Liquidity risk is that the Company will not be able to meet its obligations as they become due. The Company's approach to managing liquidity risk is to ensure that it will have sufficient resources to meet liabilities when due. As at December 31, 2014, the Company had a net working capital deficiency of $105,911 (2013 - $262,219). Management is continuously monitoring its working capital position and will raise funds through the equity markets as they are required. However, there is no certainty that the Company will be able to obtain funding by share issuances in the future. The Company is presently seeking to raise capital through an equity offering (see note 20).

The following amounts are the contractual maturities of financial liabilities and other commitments as at December 31, 2014:

	Total	2015	Thereafter
Trade and other payables	$ 88,956	$ 88,956	$ -
Subscriptions received	15,000	15,000	-
Due to related parties	283,919	-	283,919
Dividends payable	131,373	131,373	-
Long-term debt	208,442	-	208,442
	$ 727,690	$ 235,329	$ 492,361

c) Market risk

Market risk is the risk of loss that may arise from changes in the market factors such as interest rates,

17. **FINANCIAL INSTRUMENTS, continued**

    commodity and equity prices and foreign currency rates.

    i.   Interest rate risk

The Company has cash balances and its current policy is to invest excess cash in investment-grade short-term money market accounts. The Company periodically monitors the investments it makes and is satisfied with the credit worthiness of its investments. Interest rate risk is minimal as interest rates are anticipated to remain at historically low levels with little fluctuation and any excess cash is invested in money market funds. Fluctuations in interest rates do not materially affect the Company as it either does not have significant interest-bearing instruments or the interest is at a fixed rate.

    ii.   Foreign currency risk

Currency risk is the risk to the Company's earnings that arise from fluctuations of foreign exchange rates and the degree of volatility of these rates. The Company is exposed to foreign currency exchange risk on cash held in U.S. funds. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

Foreign currency risk could adversely affect the Company, in particular the Company's ability to operate in foreign markets. Foreign currency exchange rates have fluctuated greatly in recent years. There is no assurance that the current exchange rates will mirror rates in the future.

The Company currently has minimal foreign currency risk although in the future foreign currency risk may affect the level of operations of the Company. This may also affect the Company's liquidity and its ability to meet its ongoing obligations.

As the Company currently holds minimal United States currency a change in the exchange rate between the US dollar and the Canadian dollar would not have a significant effect on the Company liquidity or working capital.

18. **CAPITAL MANAGEMENT**

The Company's objectives in managing its capital are:

iii)   To have sufficient capital to ensure that the Company can continue to meet its commitments with respect to its mineral exploration properties and to meet its day to day operating requirements in order to continue as a going concern; and

iv)   To provide a long-term adequate return to shareholders.

The Company's capital structure is comprised of shareholders' equity (deficiency).

The Company is an exploration stage company which involves a high degree of risk. The Company has not determined whether its proposed properties contain economically recoverable reserves of ore and currently will not earn any revenue from its mineral properties and therefore will not generate cash flow from operations. The Company's primary source of funds will come from the issuance of share capital. The Company's policy is to invest its excess cash in highly liquid, fully guaranteed, bank sponsored instruments.

The Board of Directors does not establish quantitative return on capital criteria for management but rather relies on the expertise of the Company's management to sustain future development of the Company. The Company is not subject to externally imposed capital requirements. There have been no changes in the Company's capital management in the current year.

19. **COMMITMENTS**

The Company has the following commitments in 2015:
Clayton property $ 2,200 related to property taxes and claims fees

20. **SUBSEQUENT EVENTS**

On February 18, 2015 the Company issued a demand note to a shareholder with respect to $20,000 advanced to the Company. The note bears an interest rate of 6% per annum and is due on demand.

On March 4, 2015, the Company completed the issuance of 660,000 units for total proceed of $66,000 under an offering memorandum. Each unit is comprised of one common share and a share purchase warrant for one common share at $0.20 per share expiring March 4, 2017. A director of the Company subscribed for 100,000 units.

On April 8, 2015, the Company issued a demand note to a shareholder with respect to $30,000 advanced to the Company. The note bears an interest rate of 6% per annum and is due on demand.

CMX GOLD & SILVER CORP.
CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2015 AND 2014

Notice to Reader

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim consolidated financial statements for the period ended June 30, 2015. These financial statements and the notes thereto have been prepared by the Company's management in accordance with International Financial Reporting Standards using management's best judgments, consistent with prior periods, and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2014.

CMX GOLD & SILVER CORP.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at		June 30, 2015 (Unaudited)		December 31, 2014 (Audited)
ASSETS				
Current				
Cash and cash equivalents	$	15,502	$	86,107
Trade and other receivables		3,576		7,879
Prepaid expenses		35,024		35,432
		54,102		129,418
Exploration and evaluation (note 5)		644,275		599,205
	$	698,377	$	728,623
LIABILITIES				
Current				
Trade and other payables	$	88,969	$	88,956
Subscriptions received		-		15,000
Dividends payable (note 7)		131,373		131,373
		220,342		235,329
Due to related parties (note 6)		308,285		283,919
Long-term debt (note 8)		286,224		208,442
Total liabilities		814,851		727,690
SHAREHOLDERS' EQUITY				
Share capital (note 9)		3,731,572		3,692,263
Warrants (note 12)		629,598		602,907
Contributed surplus (note 10)		225,718		194,145
Accumulated other comprehensive income		127,760		82,690
Deficit		(4,831,122)		(4,571,072)
Total shareholders' equity		(116,474)		933
	$	698,377	$	728,623

Going concern (note 1)
Subsequent events (note 18)

Approved on behalf of the Board

/s/ *"Bruce J. Murray"*

/s/ *"Jan M. Alston"*

The accompanying notes are an integral part of these consolidated financial statements.

CMX GOLD & SILVER CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

| | | Three months ended June 30 | | | Six months ended June 30 |
		2015	2014		2015		2014
Expenses							
Management fees (note 6)	$	36,812 $	37,187	$	75,125	$	67,025
Shareholder reporting		27,176	1,051		53,113		1,219
Exploration and evaluation expenditures (note 5)		2,404	5,211		34,441		5,211
Share-based payments (note 11)		17,827	20,404		31,573		40,808
General and administrative		14,394	23,546		25,950		39,952
Professional fees		12,472	6,750		12,472		6,750
Filing and filing fees		4,599	10,074		8,171		10,536
Loss on foreign exchange		104	424		982		434
		115,788	104,647		241,827		171,935
Loss before financing expenses		(115,778)	(104,647)		(241,827)		(171,935)
Financing expenses							
Interest income		1	44		5		52
Interest and bank charges		(9,658)	(8,997)		(18,228)		(17,817)
Net loss, for the period		(125,445)	(113,600)		(260,050)		(189,700)
Items that may be reclassified subsequently to net loss							
Exchange difference on translating foreign operation		(10,785)	1,067		45,070		22,271
Total comprehensive loss	$	(136,230) $	(112,533)	$	(214,980)	$	(167,429)
Basic and diluted net loss per share	$	0.004 $	0.004	$	0.008	$	0.007
Weighted average number of shares outstanding – basic		32,153,224	28,507,729		31,923,500		26,863,382

The accompanying notes are an integral part of these consolidated financial statements.

CMX GOLD & SILVER CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Issued share capital #	Issued share capital $	Warrants	Accumulated other comprehensive income	Contributed Surplus	Deficit	Total
Balance December 31, 2013	25,200,764	$3,306,072	$ 363,853	$ 32,872	$ 89,776	$ (4,083,771)	$ (291,198)
Shares issued for cash (notes 9, 12)	4,640,000	253,653	206,346	-	-	-	459,999
Shares issued for debt (note 9)	1,652,460	132,538	32,708	-	-	-	165,246
Share-based payments (note 11)	-	-	-	-	104,369	-	104,369
Net loss for the period	-	-	-	-	-	(487,301)	(487,301)
Exchange difference on translating foreign operation	-	-	-	49,818	-	-	49,818
Balance December 31, 2014	31,493,224	$3,692,263	$ 602,907	$ 82,690	$ 194,145	$ (4,571,072)	$ 933
Shares issued for cash (notes 9, 12)	660,000	39,309	26,691	-	-	-	66,000
Share-based payments (note 11)	-	-	-	-	31,573	-	31,573
Net loss for the period	-	-	-	-	-	(260,050)	(260,050)
Exchange difference on translating foreign operation	-	-	-	45,070	-	-	45,070
Balance June 30, 2015	32,153,224	$3,731,572	$ 629,598	$ 127,760	$ 225,718	$ (4,831,122)	$ (116,474)

The accompanying notes are an integral part of these consolidated financial statements.

CMX GOLD & SILVER CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended June 30		Six months ended June 30	
	2015	2014	2015	2014
Cash flow from operating activities				
Net loss	$ (125,445)	$ (113,600)	$ (260,050)	$ (189,700)
Items not involving cash				
Management fees	36,812	(6,356)	75,125	23,482
Share-based payments	17,827	20,404	31,573	40,808
Accrued interest on deferred debt	-	7,955	-	16,502
Loss on foreign exchange	104	427	982	437
	(70,702)	(91,170)	(152,370)	(108,471)
Change in non-cash working capital items (note 13)	6,150	(78,431)	(11,258)	(64,677)
	(64,552)	(169,601)	(163,628)	(173,148)
Cash flows from financing activities				
Share issuance	-	155,478	39,309	155,478
Warrant issuance	-	94,522	26,691	94,522
Subscriptions received	-	(113,500)	-	-
Due to related parties	4,619	(27,054)	(50,759)	(24,629)
Long-term debt	73,887	(1,339)	77,782	(1,339)
	78,506	108,107	93,023	224,032
Net change in cash and cash equivalents	13,954	(61,494)	(70,605)	50,884
Cash and cash equivalents, beginning of period	1,548	114,467	86,107	2,089
Cash and cash equivalents, end of period	$ 15,502	$ 52,973	$ 15,502	$ 52,973

The accompanying notes are an integral part of these consolidated financial statements

CMX GOLD & SILVER CORP.
NOTES TO THE CONSOLDATED FINANCIAL STATEMENTS

CMX Gold & Silver Corp. (the "Company" or "CMX") was incorporated on July 30, 1986 and changed its name from Encee Group Ltd. to Liard Resources Ltd. on August 6, 1996. The Company changed its name to CMX Gold & Silver Corp. on February 11, 2011. The Company is designated as a "reporting issuer" pursuant to the Alberta Securities Act and Regulations. On December 12, 2014 the Company was listed on the Canadian Securities Exchange under the trading symbol "CXC". The Company is a junior mining company with a silver-lead-zinc property in the United States of America. The registered office of the Company is as follows:

CMX Gold & Silver Corp.
c/o Norton Rose Fulbright Canada LLP
3700, 400 Third Avenue SW
Calgary, Alberta
Canada T2P 4H2

The consolidated financial statements were authorized for issuance by the Board of Directors on August 26, 2015.

1.   **GOING CONCERN**

The business of exploring resource properties involves a high degree of risk and, therefore, there is no assurance that current exploration programs will result in profitable operations. The Company has not determined whether its properties contain economically recoverable reserves of ore and currently has not earned any revenue from its mineral properties and, therefore, does not generate cash flow from its operations. Future operations are dependent upon the discovery of economically recoverable ore reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the necessary financing to complete exploration and subsequent development of its properties, and upon future profitable production or proceeds from disposition of its properties.

The consolidated financial statements of the Company have been prepared on a going concern basis which assumes that the Company will realize the carrying value of its assets and discharge its obligations as they become due in the normal course of operations. For the period ended June 30, 2015, the Company incurred a net loss of $260,050 (2014 - $189,700). As a result of the recurring losses over the Company's history, the Company has an accumulated deficit of $4,831,122 as at June 30, 2015 (2014 - $4,273,471). At June 30, 2015, the Company had a working capital deficiency of $166,240 (2014 - $58,319). The Company currently does not have the necessary financing in place to support continuing losses. Historically, the Company has financed its operations and property acquisitions through the use of funds obtained from share issuances. As a result of these circumstances there is material uncertainty that may cast significant doubt about the Company's ability to continue as a going concern.

The Company's continuation as a going concern is dependent upon its ability to secure new financing arrangements and new equity issuances. There is no assurance that new capital will be available and if it is not, the Company may be forced to substantially curtail or cease operations. Although the use of the going concern assumption is appropriate, there can be no assurance that any steps the Company takes will be successful. To mitigate the working capital deficiency the Company plans to raise capital through equity issuance.

The consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities, and reported revenues and expenses, that might be necessary should the Company be unable to continue as a going concern, and therefore, be required to realize its assets and discharge its liabilities other than in the normal course of business and at carrying amounts different from those reflected in the accompanying consolidated financial statements. Any such adjustments could be material.

2. **BASIS OF PRESENTATION**

Statement of compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee in effect at January 1, 2015.

Basis of measurement
The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments and share-based payments.

Functional and presentation currency
The functional currency of the Company is Canadian dollars, and all amounts are presented in Canadian dollars unless otherwise stated. The functional currency of the Company's wholly-owned subsidiary, CMX Gold & Silver (USA) Corp., is the U.S. dollar.

3. **SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS**

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from and affect the results reported in these consolidated financial statements as future confirming events occur.

The determination of the Company's functional currency requires management judgment based on an evaluation of all relevant information in relation to the related primary and secondary hierarchy factors. Considerations regarding currency and influences of area of operations, settlement of operating expenses, and the funds from financing activities are assessed at each reporting date.

Management's judgment is that until a property reaches the development stage, costs related to the exploration and evaluation of a property are best estimated to be non-recoverable and are therefore expensed in the year in which they occur. Only real property is capitalized to the consolidated statement of financial position.

Amounts recorded for warrant valuations are based on management's estimates of share price volatility and the expected life of the warrants.

The Company must make use of estimates in calculating the fair value of share-based payments. Amounts recorded for share-based payments are subject to the inputs used in the Black-Scholes option pricing model, including assumptions such as volatility, dividend yield, risk-free interest rates, forfeiture rate estimates, and expected option life.

Tax interpretations, regulations and legislation in which the Company operates are subject to change. As such, income taxes are subject to measurement uncertainty.

By their nature, these estimates are subject to measurement uncertainty and the impact on the consolidated financial statements of future periods could be material.

4. **SIGNIFICANT ACCOUNTING POLICIES**

These consolidated financial statements have, in management's opinion, been properly prepared within the framework of the accounting policies summarized as follows:

Basis of consolidation

These consolidated financial statements include the accounts of CMX Gold & Silver Corp. and it's wholly-owned subsidiary, CMX Gold & Silver (USA) Corp. A subsidiary is fully consolidated from the date on which control is obtained and is de-consolidated from the date that control ceases. All inter-company balances and transactions have been eliminated on consolidation.

Financial instruments

Non-derivative financial instruments

Non-derivative financial instruments comprise cash and cash equivalents, trade and other receivables, trade and other payables, due to related parties, dividends payable and long-term debt. Non-derivative financial instruments are recognized initially at fair value plus, for instruments not at fair value through profit or loss,

4. SIGNIFICANT ACCOUNTING POLICIES, continued

any directly attributable transaction costs. Subsequent to initial recognition, non-derivative financial instruments are measured as described below:

- Financial assets at fair value through profit or loss

  An instrument is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition.

  Financial instruments are designated at fair value through profit or loss if the Company manages such instruments and makes purchase and sale decisions based on their fair value in accordance with the Company's risk management or investment strategy. Upon initial recognition, attributable transaction costs are recognized in profit or loss when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. The Company has no instruments in this category.

- Loans and receivables

  Cash and cash equivalents and trade and other receivables are classified as loans and receivables. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets. Loans and receivables are subsequently carried at amortized cost using the effective interest method, less any impairment loss.

- Other financial liabilities

  Trade and other payables, due to related parties, dividends payable and long-term debt are classified as other financial liabilities. Financial liabilities are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities. Other financial liabilities are subsequently carried at amortized cost using the effective interest method.

Impairment of financial assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognized in the consolidated statement of operations and comprehensive loss. An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost, the reversal is recognized in the consolidated statement of operations and comprehensive loss.

Foreign exchange translations and transactions

For foreign entities whose functional currency is the Canadian dollar, the Company translates monetary assets and liabilities at period-end exchange rates and non-monetary items are translated at historical rates. Income and expense accounts are translated at the average rates in effect during the period. Gains or losses from changes in exchange rates are recognized in the consolidated statement of operations and comprehensive loss in the period of occurrence.

For foreign entities whose functional currency is not the Canadian dollar, the Company translates assets and liabilities at period-end rates and income and expense accounts at average exchange rates. Adjustments resulting from these translations are reflected in other comprehensive income as exchange difference on translating foreign operation.

Transactions of the Canadian entity in foreign currencies are translated at rates in effect at the time of the transaction. Foreign currency monetary assets and liabilities are translated at current rates. Gains or losses from the changes in exchange rates are recognized in the consolidated statement of operations and comprehensive loss in the period of occurrence. Foreign exchange gains or losses arising from a monetary item that is receivable from or payable to a foreign operation, the settlement of which is neither planned nor

4. SIGNIFICANT ACCOUNTING POLICIES, continued

likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in accumulated other comprehensive income.

Cash and cash equivalents

The Company's cash and cash equivalents consists of balances with financial institutions with maturities of three months or less at the date of purchase.

Exploration and evaluation assets

Prospecting costs incurred prior to obtaining the rights to explore lands are expensed as incurred.

Costs of option acquisitions and exploration expenditures related to mineral properties are expensed in the year in which they occur.

Land purchases, patented mineral claims and development costs are capitalized on property specific cash generating unit ("CGU") basis. Upon development of a commercially viable mineral property the related costs subject to an impairment test, will be transferred from exploration and evaluation to development and producing. Costs capitalized together with the costs of production equipment will be depleted on a unit of production basis, based on estimated proved reserves of minerals upon the commencement of production for each CGU.

Each reporting period, the Company assesses whether there is an indication that a CGU may be impaired. If any indication exists, the Company estimates the CGU's recoverable amount. A CGU's recoverable amount is the greater of fair value less costs to sell and its value in use.

Fair value less costs to sell is determined using discounted future net cash flows of proved and probable reserves using forecast prices and costs. Value in use is determined by estimating the present value of the future net cash flows expected to be derived from the continued use of the asset or CGU. When the carrying amount of a CGU exceeds its recoverable amount, the CGU will be considered impaired and written down to its recoverable amount.

Reversals of impairments are recognized when there has been a subsequent increase in the recoverable amount. In this event, the carrying amount of the asset or CGU is increased to its revised recoverable amount with an impairment reversal recognized in profit or loss. The recoverable amount is limited to the original carrying amount less depreciation, depletion and amortization as if no impairment had been recognized for the asset or CGU for prior periods.

Properties are abandoned either when the lease expires or when management determines that no further work will be performed on the property. In addition, if there has been a delay in development activity for several successive years, a write down of those project capitalized costs will be charged to operations. The Company derecognizes assets at the earlier of disposal, or when no future economic benefit is expected. Any gain or loss on derecognition is recognized in operations when incurred.

Share based payments

The Company has a stock based compensation plan for employees and directors. Awards of options under the plan are expensed based on the fair value of the options at the grant date. Fair values are determined using the Black-Scholes option pricing model. Any consideration paid on the exercise of stock options will be credited to share capital plus the amounts originally recorded within other reserves.

Revenue recognition

Interest income is recognized on a pro rata basis over the term of the investment and when payment is reasonably assured.

Provisions

The Company will recognize the present value of estimated decommissioning liabilities when a reasonable estimate can be made. Decommissioning liabilities include those legal obligations where the Company will be required to retire tangible long-lived assets such as drilling sites, mine sites and facilities. The liabilities, equal to the initial estimated present value of the decommissioning liabilities, are capitalized as part of the cost of the related long-lived asset. Changes in the estimated obligation resulting from revisions to assumptions, estimated timing or amount of discounted cash flows will be recognized as a change in the decommissioning liabilities and the related costs.

Decommissioning costs will be amortized using the unit-of-production method. Increases in the

4. SIGNIFICANT ACCOUNTING POLICIES, continued

decommissioning liabilities resulting from the passage of time will be recorded as accretion of decommissioning liabilities and will be charged to operations.

Actual expenditures incurred will be charged against accumulated obligations.

Warrants

The Company has adopted the pro-rata basis method for the measurement of shares and warrants issued as private placement units. The pro-rata basis method requires that gross proceeds and related share issuance costs be allocated to the common shares and the warrants based on the relative fair value of the component.

The fair value of the common share is based on the closing price on the closing date of the transaction and the fair value of the warrant is determined using the Black–Scholes Option Pricing Model.

The fair value attributed to the warrant is recorded as warrant equity. If the warrant is exercised, the value attributed to the warrant is transferred to share capital. If the warrant expires unexercised, the value is reclassified to contributed surplus within equity. Warrants, issued as part of private placement units, that have their term of expiries extended, are not subsequently revalued.

The Company may modify the terms of warrants originally granted. When modifications exist, the Company will maintain the original fair value of the warrant.

Loss per share

Basic net loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year. Diluted per share amounts are computed by giving effect to the potential dilution that would occur if stock options and warrants were exercised. The Company uses the treasury stock method to determine the dilutive effect of stock options and share purchase warrants. This method assumes that proceeds received from the exercise of in-the-money instruments are used to repurchase shares at the average market price for the year. In net loss per share situations, the dilutive per share amount is the same as that for basic, as all instruments are anti-dilutive.

Standards issued but not yet effective

The following new IFRS pronouncements have been issued, are not yet effective and have not been early adopted, and may have impact on the Company in future are discussed below.

In 2010, the IASB issued IFRS 9 Financial Instruments, which addresses the classification and measurement of financial assets. The new standard defines two instead of four measurement categories for financial assets, with classification to be based partly on the Company's business model and partly on the characteristics of the contractual cash flows from the respective financial asset. An embedded derivative in a structured product will no longer have to be assessed for possible separate accounting treatment unless the host is a non-financial contract. A hybrid contract that includes a financial host must be classified and measured in its entirety. The IASB has determined the mandatory effective date of IFRS 9 to be January 1, 2018. IFRS 9 is still available for early adoption. The new standard is not expected to have a material impact on the presentation of the Company's financial position and results of operations.

On May 28, 2014, the IASB issued International IFRS 15, "Revenue from Contracts with Customers", which is the result of the joint project with the Financial Accounting Standards Board. The new standard replaces the two main recognition standards IAS 18, "Revenue", and IAS 11, "Construction Contracts". The new standard provides a five step model framework as a core principle upon which an entity recognizes revenue and becomes effective January 1, 2018. The Company is currently assessing the potential impact of the adoption of IFRS 15 on the Company's consolidated financial statements.

5. EXPLORATION AND EVALUATION ASSETS

Total expenditures on exploration and evaluation properties capitalized:

Balance at December 31, 2013	549,365
Foreign exchange effect	49,840
Balance at December 31, 2014	599,205
Foreign exchange effect	45,070
Balance at June 30, 2015	644,275

Clayton property

In 2010, the Company purchased the Clayton Mine property consisting of 29 patented mineral claims and 2 patented mill sites located in the State of Idaho, USA. Pursuant to the purchase agreement, the Company issued 2,500,000 common shares at a price of US$0.10 per share and made a cash payment of US$250,000.

Exploration expenditures Clayton	– balance December 31, 2013	179,633
	– 2014 expenditures	98,254
	– balance December 31, 2014	277,887
	– 2015 expenditures	34,441
	– balance June 30, 2015	312,328

6. **DUE TO RELATED PARTIES**

During the period ended June 30, 2015, the Company incurred management fees of $67,125 (2014 - $59,025) to a corporation controlled by the spouse of a director of the Company.

During the period ended June 30, 2015, the Company incurred management fees of $8,000 (2014 - $8,000) to the CFO of the Company.

During the period ended June 30, 2015, the Company completed private placements for gross proceeds of $10,000 (2014 – $40,000) with directors and officers of the Company with the issuance of 100,000 units (2014 – 400,000 units), each unit consisting of one common share and one common share purchase warrant exercisable at $0.20 per share.

At June 30, 2015, the Company owed to officers and directors $308,285 (2014 - $299,989), of which $308,285 (2014 - $288,818) has been deferred, with payment due July 1, 2017. These deferred balances bear an interest rate of 6% per annum.

On April 16, 2014 related parties settled $43,500 in debt with the purchase of 435,000 units of the Company, each unit consisting of one share and one share purchase warrant to purchase one share at $0.20 expiring April 16, 2016.

These transactions were initially measured at fair value and equal the amount of consideration established and agreed upon by the related parties.

7. **DIVIDENDS PAYABLE**

In 2006, the Company sold certain investments and declared a cash dividend payable to shareholders of record on September 30, 2006. Some shareholders failed to keep their addresses up to date on the shareholders' record and consequently, the Company carried out searches to determine the whereabouts of these shareholders. The aggregate amount of dividends payable to these shareholders is $131,373. It is management's intention to pay the dividends to shareholders who are found and establish their share ownership. Under the *Limitations Act* (Alberta) on October 1, 2016, any remaining dividends payable will be derecognized.

8. **LONG-TERM DEBT**

As at June 30, 2015 third parties have deferred the repayment of their debt of $205,188 (2014 - $257,095) to July 1, 2016 and one third party has deferred repayment of its debt of $81,035 to July 31, 2017. These outstanding amounts bear interest at a rate of 6% per annum.

9. **SHARE CAPITAL**

Authorized

Common voting shares:
The common shares are entitled to dividends in such amounts as the Directors may from time to time declare and, in the event of liquidation, dissolution or winding-up of the Company, are entitled to share pro rata in the assets of the Company.

Series A voting preferred shares:
Non-cumulative annual dividend at 8% of the issued price
Convertible into two Common voting shares
Redeemable at the issue price

Series B voting preferred shares:
Non-cumulative annual dividend at 8% of the issued price
Convertible into two Common voting shares
Redeemable at a price of $10 per share

9. **SHARE CAPITAL, continued**

The preferred shares rank in priority to the common shares as to the payment of dividends and as to the distribution of assets in the event of liquidation, dissolution or winding-up of the Company. Preferred shares may also be given such other preference over the common shares as may be determined for any series authorized to be issued.

There were no Series A or Series B voting preferred shares issued as at June 30, 2015 or December 31, 2014.

On March 31, 2014, the Company issued 562,460 shares at $0.10 per share in settlement of $56,246 in debt.

On April 16, 2014, the Company issued 55,000 shares at $0.10 per share in settlement of $5,500 in debt.

On April 16, 2014, the Company issued 2,540,000 units at $0.10 per unit for gross proceeds of $254,000. Each unit consisted of one common share and one common share purchase warrant entitling the holder to purchase one common share at a price of $0.20 per share expiring on April 16, 2016.

On April 16, 2014, the Company issued 735,000 units at $0.10 per unit in settlement of $73,500 in debt. Each unit consisted of one common share and one common share purchase warrant entitling the holder to purchase one common share at a price of $0.20 per share expiring on April 9, 2016.

On November 24, 2014, the Company issued 1,100,000 units at $0.10 per unit for gross proceeds of $110,000. Each unit consisted of one common share and one common share purchase warrant entitling the holder to purchase one common share at a price of $0.20 per share expiring on November 24, 2016.

On November 24, 2014, the Company issued 300,000 shares at a price of $0.10 per share in settlement of $30,000 in debt.

On November 28, 2014, the Company issued 1,000,000 units at $0.10 per unit for gross proceeds of $100,000. Each unit consisted of one common share and one common share purchase warrant entitling the holder to purchase one common share at a price of $0.20 per share expiring on November 28, 2016.

On March 4, 2015, the Company issued 660,000 units at $0.10 per unit for gross proceeds of $66,000. Each unit consisted of one common share and one common share purchase warrant entitling the holder to purchase one common share at a price of $0.20 per share expiring on March 4, 2017.

10. **CONTRIBUTED SURPLUS**

Balance at December 31, 2013	$	89,776
2014 Share-based payments (note 11)		104,369
Balance at December 31, 2014		194,145
2015 Share-based payments (note 11)		31,573
Balance at June 30, 2015	$	225,718

11. **SHARE-BASED PAYMENTS**

The total number of stock options granted according to the employee stock option plan may not exceed 10% of the issued and outstanding shares of the Company at the time of granting. The option price per share and vesting periods shall be determined by the Board of Directors at the time that the option is granted. The exercise prices are determined by the estimated market price on the date of the grant.

On October 8, 2013, the Company granted options to purchase 2,200,000 shares at an exercise price of $0.10 per share. The options were to vest over a two year period and expire on October 8, 2018. A total of 300,000 options were forfeited in 2014. The Company recognized a recovery of $3,339 relating to the forfeited options.

On September 30, 2014, the Company cancelled 1,900,000 options granted and issued 2,300,000 replacement options at an exercise price of $0.10 per share, with the vesting period commencing on September 30, 2014, vesting over a two year period and expiring on September 30, 2019. The incremental fair value of the replacement options was estimated to be $43,864, amortized over the two year vesting period.

On September 30, 2014, the Company issued 400,000 options to a new director at an exercise price of $0.10 per share, with the vesting period commencing on September 30, 2014, vesting over a two year period and expiring on September 30, 2019. The fair value of the options was estimated to be $37,348, amortized over the two year vesting period.

The Company estimated the fair value of the options using the Black-Scholes option pricing model with the following assumptions: a term of five years, vesting one-third immediately, one-third on September 30, 2015 and the remaining one-third on September 30, 2016, a risk free interest rate (per Bank of Canada) of 1.63%, zero forfeiture rate and volatility of 163%.

On May 8, 2015, the Company granted options to purchase 500,000 common shares at a price of $0.105 per share. The options were granted under the Company's stock option plan, vest over a two-year period, with a term of five years. The fair value of the options was estimated to be $48,964, amortized over the two year vesting period.

12. WARRANTS

In 2014:

The Company estimated the fair value of warrants using the Black-Scholes option pricing model with the following assumptions: a term of two years, a risk free interest rate (per Bank of Canada) ranging from 0.95% and 1.1% and volatility of 206%.

Warrants to purchase 2,540,000 common shares at $0.20 per share, having an expiration date of April 16, 2016 were issued as part of a private placement completed on April 16, 2014. These warrants have been valued at $112,948.

Warrants to purchase 735,000 common shares at $0.20 per share, having an expiration date of April 9, 2016 were issued as part of a private placement completed on April 16, 2014. These warrants have been valued at $32,708.

Warrants to purchase 1,100,000 common shares at $0.20 per share, having an expiration date of November 24, 2016 were issued as part of a private placement completed on November 24, 2014. These warrants have been valued at $48,923.

Warrants to purchase 1,000,000 common shares at $0.20 per share, having an expiration date of November 28, 2016 were issued as part of a private placement completed on November 28, 2014. These warrants have been valued at $44,475.

During 2014 the expiration dates were extended for the following: warrants to purchase 2,500,000 shares at $0.25 per share, having an expiration date of May 28, 2015 were extended to May 28, 2016; warrants to purchase 10,231,740 shares at $0.15 per share, having an expiration date of June 30, 2015 were extended to June 30, 2016; warrants to purchase 750,000 shares at $0.10, having an expiration date of October 9, 2014 were extended to October 9, 2016; and warrants to purchase 1,185,000 shares at $0.20 per share, having an expiration date of October 9, 2015 were extended to October 9, 2016.

In 2015:

Warrants to purchase 660,000 common shares at $0.20 per share, having an expiration date of March 4, 2017 were issued as part of a private placement completed on March 4, 2015. These warrants have been valued at $26,691.

	Warrants Outstanding	Weighted Average Exercise Price – CAD
Balance, December 31, 2013	17,666,740	$0.16
Issued with private placements	4,640,000	$0.20
Issued with shares for debt	735,000	$0.20
Balance, December 31, 2014	23,041,740	$0.17
Issued with private placements	660,000	$0.20
Balance, June 30, 2015	23,701,740	$0.17

Warrants Outstanding and Exercisable	Exercise Price CAD	Expiry Date
2,500,000	$0.25	May 28, 2016
10,231,740	$0.15	June 30, 2016
750,000	$0.10	October 9, 2016
1,185,000	$0.20	October 9, 2016
3,275,000	$0.20	April 16, 2016
1,100,000	$0.20	November 24, 2016
1,000,000	$0.20	November 28, 2016
3,000,000	USD$0.10	December 11, 2016
660,000	$0.20	March 14, 2017
23,701,740	$0.17	

13. SUPPLEMENTAL DISCLOSURES

Cash Flow Statement Presentation

The following table provides a detailed breakdown of certain line items contained within the cash flow from operating activities.

	2015	2014
Trade and other receivables	$ 4,303	$ (3,715)
Prepaid expenses	408	(49,815)
Trade and other payables	(969)	(11,147)
Subscriptions received	(15,000)	-
	$ (11,258)	$ (64,677)

14. SEGMENTED INFORMATION

The Company has the following geographical segments:

	Canada	United States
		June 30, 2015
Identifiable assets	$ 54,103	$ 644,275
Exploration expenditures	-	34,441
		June 30, 2014
Identifiable assets	$ 106,688	$ 571,658
Exploration expenditures	-	5,211

15. FINANCIAL INSTRUMENTS

Set out below is a comparison, by category, of the carrying amounts and fair values of all of the Company's financial instruments that are carried in the consolidated financial statements.

Fair value represents the price at which a financial instrument could be exchanged for in an orderly market, in an arm's length transaction between knowledgeable and willing parties who are under no compulsion to act.

Fair value of financial instruments	June 30, 2015			June 30, 2014
	Carrying value	Fair value	Carrying value	Fair value
Financial assets				
Loans and receivables				
Cash and cash equivalents	$ 15,502	$ 15,502	$ 52,973	$ 52,973
Trade and other receivables	3,576	3,576	3,715	3,715
	$ 19,078	$ 19,078	$ 56,688	$ 56,688
Financial liabilities				
Other financial liabilities				
Trade and other payables	$ 88,969	$ 88,969	$ 22,463	$ 22,463
Due to related parties	308,285	308,285	299,989	299,989
Dividends payable	131,373	131,373	131,373	131,373
Long-term debt	286,224	286,224	257,095	257,095
	$ 814,851	$ 814,851	$ 710,920	$ 710,920

The carrying value of cash and cash equivalents, trade and other receivables, trade and other payables and dividends payable approximate its fair value due to their short-term nature. The carrying value of due to related parties and long-term debt approximate their fair values due to the interest rates applied to these facilities, which approximate market interest rates.

The Company is exposed to a variety of financial risks including credit risk, liquidity risk, and market risk.

Risk management is carried out by the Company's management team with guidance from the Board of Directors. The Board of Directors also provides regular guidance for overall risk management.

e) Credit risk

Credit risk is the risk of loss associated with the counterparty's inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash and cash equivalents, and trade and other receivables. Cash is held with reputable chartered banks from which management believes the risk of loss is minimal. Included in trade and other receivables are taxes receivable from Canadian government authorities. Management believes that the credit risk concentration with respect to financial instruments is minimal. The maximum credit risk exposure associated with the Company's financial assets is the carrying value.

f) Liquidity risk

Liquidity risk is that the Company will not be able to meet its obligations as they become due. The Company's approach to managing liquidity risk is to ensure that it will have sufficient resources to meet liabilities when due. As at June 30, 2015, the Company had a net working capital deficiency of $166,240 (2014 - $58,319). Management is continuously monitoring its working capital position and will raise funds through the equity markets as they are required. However, there is no certainty that the Company will be able to obtain funding by share issuances in the future. The Company is presently seeking to raise capital through an equity offering.

The following amounts are the contractual maturities of financial liabilities and other commitments as at June 30, 2015:

	Total		2015		Thereafter
Trade and other payables	$	88,969	$	88,969	$	-
Due to related parties		308,285		-		308,285
Dividends payable		131,373		131,373		-
Long-term debt		286,224		-		286,224
	$	814,851	$	220,342	$	594,509

c) Market risk

Market risk is the risk of loss that may arise from changes in the market factors such as interest rates, commodity and equity prices and foreign currency rates.

ii. Interest rate risk

The Company has cash balances and its current policy is to invest excess cash in investment-grade short-term money market accounts. The Company periodically monitors the investments it makes and is satisfied with the credit worthiness of its investments. Interest rate risk is minimal as interest rates are anticipated to remain at historically low levels with little fluctuation and any excess cash is invested in money market funds. Fluctuations in interest rates do not materially affect the Company as it either does not have significant interest-bearing instruments or the interest is at a fixed rate.

ii. Foreign currency risk

Currency risk is the risk to the Company's earnings that arise from fluctuations of foreign exchange rates and the degree of volatility of these rates. The Company is exposed to foreign currency exchange risk on cash held in U.S. funds. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

Foreign currency risk could adversely affect the Company, in particular the Company's ability to operate in foreign markets. Foreign currency exchange rates have fluctuated greatly in recent years. There is no assurance that the current exchange rates will mirror rates in the future.

The Company currently has minimal foreign currency risk although in the future foreign currency risk may affect the level of operations of the Company. This may also affect the Company's liquidity and its ability to meet its ongoing obligations.

As the Company currently holds minimal United States currency a change in the exchange rate between the US dollar and the Canadian dollar would not have a significant effect on the Company liquidity or working capital.

16. CAPITAL MANAGEMENT

The Company's objectives in managing its capital are:

v) To have sufficient capital to ensure that the Company can continue to meet its commitments with respect to its mineral exploration properties and to meet its day to day operating requirements in order to continue as a going concern; and

vi) To provide a long-term adequate return to shareholders.

The Company's capital structure is comprised of shareholders' equity and long-term debt.

CMX is an early stage mining company which involves a high degree of risk. The Company has not determined whether its proposed properties contain economically recoverable reserves of ore and currently will not earn any revenue from its mineral properties and therefore will not generate cash flow from operations. The Company's primary source of funds will come from the issuance of share capital. The Company's policy is to invest its excess cash in highly liquid, fully guaranteed, bank sponsored instruments.

The Board of Directors does not establish quantitative return on capital criteria for management but rather relies on the expertise of the Company's management to sustain future development of the Company. The Company is not subject to externally imposed capital requirements. There have been no changes in the Company's capital management in the current period.

17. COMMITMENTS

The Company has the following commitments in 2015:

Clayton property $ 2,200 related to property taxes and claims fees

18. SUBSEQUENT EVENTS

On August 7, 2015 a shareholder advanced $20,000 to the Company. The shareholder agreed to defer payment of the advances made to date to the Company, including accrued interest of $1,535, for a promissory note for $101,535 due July 31, 2017. The note bears an interest rate of 6% per annum.

PART III   **EXHIBITS**

ITEMS 16. & 17.   **INDEX TO EXHIBITS AND DESCRIPTION OF EXHIBITS**

2., 3.

Exhibit A: **Articles of Incorporation and Articles of Amendment**

Exhibit B: **Bylaws**

Exhibit C: **Warrant Certificate**

4.

Exhibit D: **Subscription Agreement**

6.

Exhibit E: **Deferral Amending Agreement dated September 30, 2014.**

Exhibit F: **Deferral Amending Agreement dated July 1, 2015.**

Exhibit G: **Promissory Note dated August 7, 2015.**

Exhibit H: **Stock Option Plan**

11.

Exhibit I: **Consent of Auditor**

Exhibit J: **Consent of Geologist**

12.

Exhibit K: **Legal Opinion**

SIGNATURES

Pursuant to the requirements of Regulation A, the Issuer certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form 1-A and has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calgary, Province of Alberta, Canada on October 21, 2015.

CMX GOLD & SILVER CORP.

(signed) "Jan M. Alston"   (signed) "Randy Squires"

Chief Executive Officer   Chief Financial Officer

On behalf of the Board of Directors

(signed) "Bruce J. Murray"   (signed) "John A. Niedermaier"

Director   Director